Exhibit (1)

Description of the

Republic of Italy

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is the Republic of Italy’s Annual Report on Form 18-K (“Annual Report”) under the U.S. Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010. All amendments to the Annual Report filed by the Republic of Italy on Form 18-K following the date hereof shall be incorporated by reference into this document. Any statement contained herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

FORWARD-LOOKING STATEMENTS

As required by Form 18-K, Italy’s most recent budget is filed as an exhibit to this Annual Report. In addition, other Italian Government budgetary papers may from time to time be filed as exhibits to amendments to this Annual Report. This Annual Report, any amendments thereto and exhibits thereto contain or may contain budgetary papers or other forward-looking statements that are not historical facts, including statements about the Italian Government’s beliefs and expectations for the forthcoming budget period. Forward-looking statements can generally be identified by the use of terms such as “will”, “may”, “could”, “should”, “would”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “project” or other similar terms. Those statements are or will be based on plans, estimates and projections that are current only as of the original date of release by the Italian Government of those budgetary papers and speak only as of the date they are so made. The information included in those budgetary papers may also have changed since that date. In addition, these budgets are prepared for government planning purposes, not as future predictions, and actual results may differ and have in fact differed, in some cases materially, from results contemplated by the budgets or other forward-looking statements. Therefore, you should not rely on the information in those budgetary papers or forward-looking statements. If the information included or incorporated by reference in this Annual Report differs from the information in those budgetary papers or forward-looking statements, you should consider only the most current information included in this Annual Report and any amendments thereto. Certain figures regarding prior fiscal years have been updated to reflect more recent data that were not previously available. You should read all the information in this Annual Report.

TABLE OF CONTENTS

SUMMARY INFORMATION	6
Area and Population	10
Government and Political Parties	11
The European Union	13
Membership of International Organizations	16
General	17
2011 Developments	19
Gross Domestic Product	28
Principal Sectors of the Economy	32
Employment and Labor	39
Prices and Wages	40

Monetary System	42
Monetary Policy	42
Exchange Rate Policy	46
Banking Regulation	46
Measures to address the 2008 Banking Crisis - The robustness of Italian Banking System	52
Credit Allocation	54
Exchange Controls	54

The External Sector of the Economy	55
Foreign Trade	55
Geographic Distribution of Trade	57
Balance of Payments	59
Reserves and Exchange Rates	64

Public Finance	67
The Budget Process	67
European Economic and Monetary Union	69
Accounting Methodology	71
Measures of Fiscal Balance	72
Program Documents in 2009 and 2010	73
The 2011 Economic and Financial Document (EFD)	78
Revenues and Expenditures	84
Expenditures	85
Revenues	88
Government Enterprises	90
Privatization Program	90
Government Real Estate Disposal Program	93

Public Debt	94
Summary of External Debt	99
Debt Service	101
Debt Record	101

Tables and Supplementary Information	102

Except as otherwise specified, all amounts are expressed in euro (“euro” or “€”). With the implementation of the third stage of European Economic and Monetary Union on January 1, 1999, the exchange rate between the euro and Italian lire (“lira” or “lire”) was irrevocably fixed at Lit. 1,936.27 per €1.00. The euro was introduced as a physical currency on January 1, 2002 and on February 28, 2002 the lira ceased to be legal tender in Italy and was withdrawn from the financial system. See “External Sector of the Economy—Reserves and Exchange Rates—U.S. Dollar/Euro Exchange Rate” for certain information concerning the exchange rate of the euro against the U.S. dollar and certain other currencies. We make no representation that the euro amounts referred to in this Annual Report could have been converted into U.S. dollars at any particular rate.

Defined Terms and Conventions

We use terms in this Annual Report that may not be familiar to you. These terms are commonly used to refer to economic concepts that are discussed in this Annual Report. Set forth below are some of the terms used in this Annual Report.

•	Gross domestic product, or GDP, means the total value of products and services produced inside a country during the relevant period.

•

Gross national product, or GNP, means GDP plus income earned by a country’s nationals from products produced, services rendered and capital invested outside the home country, less income earned inside the home country by non-nationals.

•

Imports and Exports. Imports are goods brought into a country from a foreign country for trade or sale. Exports are goods taken out of a country for trade or sale abroad. Data on imports and exports included in this Annual Report are derived from customs documents for non-European Union countries and data supplied by other Member States of the European Union

•

The unemployment rate is calculated as the ratio of the members of the labor force who register with local employment agencies as being unemployed to the total labor force. “Labor force” means people employed and people over the age of 15 looking for a job. The reference population used to calculate the Italian labor force in this Annual Report consists of all household members present and resident in Italy and registered with local authorities.

•

The inflation rate is measured by the year-on-year percentage change in the general retail price index, unless otherwise specified. The harmonized consumer price index (HICP) is calculated on the basis of a weighted basket of goods and services taking into account all families resident in a given territory. Year-on-year rates are calculated by comparing the average of the twelve monthly indices for the later period against the average of the twelve monthly indices for the prior period.

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Net borrowing, or budget deficit, is consolidated revenues minus consolidated expenditures of the general government. This is the principal measure of fiscal balance for countries participating in the European Economic and Monetary Union and is calculated in accordance with the accounting requirements of the European Union or EU.

•	Net borrowing-to-GDP or deficit-to-GDP means the ratio of net borrowing or budget deficit to nominal GDP.

•

Debt-to-GDP means the public debt to nominal GDP ratio. Public debt includes debt incurred by the central government (including Treasury securities and borrowings), regional and other local government, public social security agencies and other public agencies.

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Primary balance is net borrowing less interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

Unless otherwise indicated, we have expressed:

•	all annual rates of growth as average annual compounded rates;

•	all rates of growth or percentage changes in financial data in constant prices adjusted for inflation; and

•	all financial data in current prices.

Amounts included in this Annual Report are normally rounded. In particular, amounts stated as a percentage are normally rounded to the first decimal place. Totals in certain tables in this Annual Report may differ from the sum of the individual items in such tables due to rounding.

Information Sources

The source for most of the financial and demographic statistics for Italy included in this Annual Report is data prepared by Istituto Nazionale di Statistica, or ISTAT, an independent Italian public agency that produces statistical information regarding Italy (including GDP data), and elaborations on such data and other data published in the Annual Report of the Bank of Italy (Banca d’Italia, Italy’s central bank) dated May 31, 2011. We also include in this Annual Report information published by the Statistical Office of the European Communities or Eurostat.

Certain other financial and statistical information contained in this Annual Report has been derived from other Italian government sources, including the Economic and Financial Document of 2011 (Documento di Economia e Finanza 2011) dated April 13, 2011 and the Update to the Economic and Financial Document of 2011 (Nota di Aggiornamento del Documento di Economia e Finanza 2011), dated September 22, 2011.

Revised National Accounts

In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis.

In December 2005, ISTAT published general revisions to the national system of accounts reflecting amendments to ESA95 set forth in the European Union Regulations 351/2002 and 2103/2005. These revisions included: (i) a new methodology to evaluate the amortization of movable and fixed assets, (ii) a new accounting treatment for financial intermediary services, (iii) revisions to the methodology for calculating general government and investment expenditure, and (iv) the introduction of a new accounting system for a portion of social security contribution on an accrual basis.

In connection with the revisions to the national accounting system of December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain, component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document differ from and are not comparable to data published in earlier documents filed by Italy with the United States Securities and Exchange Commission, or SEC, prior to March 12, 2007. The general government revenues and expenditure figures in this Annual Report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

All references herein to “Italy,” the “State” or the “Republic” are to the Republic of Italy, all references herein to the “Government” are to the central government of the Republic of Italy and all references to the “general government” are collectively to the central government and local government sectors and social security funds (those institutions whose principal activity is to provide social benefits), but exclude government owned corporations. In addition, all references herein to the “Ministry of Economy and Finance”, to the “MEF” and to the “Treasury” are interchangeable and refer to the Ministry of Economy and Finance.

SUMMARY INFORMATION

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this document.

Gross Domestic Product: According to International Monetary Fund estimates, the economy of Italy, as measured by 2010 GDP (at current prices in U.S. dollars), is the eighth largest in the world. The services sector (mainly commerce, hotels, restaurants, transport, storage and communications) amounts to 61.2 per cent of GDP in 2010 and the industrial sector (mainly transformation and processing industries) amounts to 20.0 per cent of GDP in 2010. In 2010, Italy’s real GDP increased by 1.3 per cent, compared to a 5.2 per cent decrease in 2009. In the last ten years, Italy’s GDP growth rate has generally been lower than the average GDP growth rate of the euro area. The growth gap between other euro area countries and Italy in the past decade reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets. For more information, see “The Italian Economy — Gross Domestic Product.” In order to address the financial and economic crisis, from 2008 up to 2011 the Italian government enacted legislation providing for measures aimed at stimulating the economy and stabilizing the Italian financial system. For more information on these measures, see “The Italian Economy — Measures to Address the 2007-2011 Financial and Economic Crisis” and “Monetary System — Measures to Address the 2008 Banking Crisis.”

The European Economic and Monetary Union: Italy is a signatory of the Treaty on European Union of 1992, also known as the “Maastricht Treaty,” which established the European Economic and Monetary Union, or EMU, culminating in the introduction of a single currency. Eleven member countries, including Italy, met the budget deficit, inflation, exchange rate and interest rate requirements of the Maastricht Treaty and were included in the first group of countries to join the EMU on January 1, 1999. On that date, conversion from each EMU member’s old national currency into the euro was irrevocably fixed and the euro became legal tender. The number of member countries increased to 12 on January 1, 2001, when Greece joined the EMU. The euro was introduced in physical form in the countries participating in the EMU on January 1, 2002 and replaced national notes and coins entirely on February 28, 2002. Slovenia became the thirteenth member of the EMU on January 1, 2007, followed by Cyprus and Malta on January 1, 2008, Slovakia on January 1, 2009 and Estonia on January 1, 2011. On January 4, 1999 the noon buying rate for the euro as reported by the European Central Bank (the “Noon Buying Rate”) was €1 for US$1.1812. Since that initial date, the euro depreciated against the dollar, reaching a low of €1 for $0.8270 on October 25, 2000 and thereafter progressively appreciated against the dollar, reaching a high of €1 for $1.599 on July 15, 2008. The dollar appreciated against the euro after that date and on February 1, 2011, the European Central Bank (“ECB”) exchange reference rate was €1 for $1.3755. For further information regarding the historic dollar/euro exchange rate, see “The External Sector of the Economy—Reserves and Exchange Rates.

Foreign Trade: Over half of Italy’s exports and imports involve other European Union countries. Italy’s main exports are manufactured goods, including industrial machinery, office machinery, automobiles, clothing, shoes and textiles. Since 2004, Italy’s balance of payments has recorded current account deficits. The deficit on Italy’s external current account and in 2010 was €53.5 billion or 3.5 per cent of GDP, compared to €30.3 billion or 2.0 per cent of GDP in 2009.

Inflation: In 2010, consumer prices in the euro area and Italy increased at an annual rate of 1.6 per cent measured by the harmonized EU consumer price index (HICP), compared to 0.3 per cent and 0.8 per cent, respectively.

Public Finance: Italy has historically experienced substantial budget deficits and high public debt. Countries participating in the EMU are required to reduce “excessive deficits”, adopting budgetary balance as a medium-term objective, and to reduce public debt. Italy recorded net borrowing amounts as a percentage of GDP higher than the 3.0 per cent ratio imposed by the Maastricht Treaty in 2001 and each year during 2003-2006. Italy’s deficit-to GDP ratio was 4.6 per cent in 2010, compared to 5.4 per cent in 2009, and is expected to be 3.9 per cent in 2011, 2.7 per cent in 2012, 1.5 per cent in 2013 and a 0.2 per cent surplus in 2014. Italy’s debt-to-GDP ratio in 2010 was 119.0 per cent (including euro area financial support), compared to 116.1 per cent in 2009, and is expected to be 120.6 per cent in 2011,119.5 per cent in 2012, 116.4 per cent in 2013 and 112.6 in 2014. For more information, See “Public Finance – Measures to Address the 2007-2011 Financial and Economic Crisis”.

Privatization Activities: Since 1992, the Treasury has carried out a number of privatizations in the financial institutions sector, the telecommunications sector and the energy sector. From 1994 to December 31, 2009, the Treasury’s privatization program generated proceeds of approximately €97.0 billion, which, added to the proceeds generated by the privatization program carried out by the government-owned holding companies IRI and Fintecna from July 1, 1992 to December 31, 2009, reaches the total amount of approximately €154.5 billion. Proceeds from privatizations in the six years to December 31, 2009 were low by comparison to previous years. In 2009, privatization proceeds amounted to €0.8 billion and mainly derived from the sale to Cassa Depositi e Prestiti S.p.A. of pre-emptive rights in ENEL’s capital increase. In 2010, no privatizations were carried out.

The Italian Political System: Italy is a democratic republic. Italy is a civil law jurisdiction, with judicial power vested in ordinary courts, administrative courts and courts of accounts. The Government operates under a Constitution that provides for a division of powers among Parliament, the executive branch and the judiciary. Parliament comprises a Senate and a Chamber of Deputies. The executive branch consists of a Council of Ministers selected and headed by a Prime Minister. The Prime Minister is appointed by the President of the Republic and the Prime Minister’s government is confirmed by Parliament. Following the general Parliamentary elections held on April 13 and 14, 2008, the center-right coalition led by Mr. Silvio Berlusconi and formed by Il Popolo delle Libertà, Lega Nord and the Movimento per l’Autonomia obtained a majority in both the Chamber of Deputies and the Senate. As a result, Mr. Berlusconi was appointed to form a new Government, which was sworn in on May 8, 2008. In the second half of 2010, certain members of Il Popolo delle Libertà left Il Popolo delle Libertà to form a new party named Futuro e Libertá and then left the government coalition, but in a December 14, 2010 parliamentary confidence vote the government coalition obtained majority support.

2011 Developments: In September the Italian Parliament approved a supplementary budget that will allow Italy to reach a balanced budget already in 2013. According to its Stability Programme, the Italian Government committed to reach the Medium Term Objective of close-to-balanced budget in 2014. This would have implied an additional fiscal adjustment corresponding to a cumulated 2.3 per cent of GDP in 2013-2014 or a steady 0.8 per cent adjustment per year in cyclically-adjusted terms. Italy’s GDP was projected to rise 1.1 per cent in 2011, 1.3 per cent in 2012, 1.5 per cent in 2013 and 1.6 per cent in 2014. These budget plans were approved by the EU Council in July 2011 and commented positively by all major international organisations. Consequently, in July the Italian Government introduced the planned fiscal adjustment by Decree Law no. 98 of 2011 then converted into Law no. 111 of 2011. Budget measures amounted to a cumulative €48 billion, allowing the achievement of a close-to-balance budget by 2014, as agreed at European level. Then, in mid-August, with the resurfacing of tensions in financial markets and the widening of Italy’s government bond yield spreads, the Government introduced a supplementary fiscal package by Decree Law no. 138 of 2011. The additional package increased the cumulative fiscal adjustment to €55.4 billion, frontloaded the adjustment to 2012 and 2013 and balanced the budget already in 2013, one year in advance than previously expected. The overall fiscal adjustment amounts to a cumulative €59.8 billion, the equivalent of around 3.4 per cent of GDP. On the expenditure side, measures include cuts in central government expenditure, implementation of the public spending review, reform of the tax system and welfare by way of an Enabling Act. Measures include a wage freeze in the public sector until 2014. Sustainability of Italy’s pension system is improved by strengthening eligibility requirements. On the revenue side, there is an increase in the ordinary VAT tax rate from 20 to 21 per cent. Taxation on financial assets is set to 20 per cent (with the exception of public debt instruments which remain taxed at 12.5 per cent). The increase in taxation on oil products, which has been introduced on a temporary basis, is now permanent. Further measures have been introduced to fight tax evasion. In addition, higher revenues are expected from lottery and excise taxes. A special tax on the energy sector is introduced to lighten the burden of cuts to local governments in the first year and then contribute to the overall correction later on. Significant reforms are introduced to enhance potential growth. The structure of central and local government and administration is considerably simplified and its costs reduced. Competition in local public services is strengthened by limiting the direct ownership of public utilities by local authorities and incentivising privatisation of publicly-owned companies. Finally, the Government has already started the Constitutional process of introducing a balanced budget rule. The fiscal package introduced during the summer months includes Law No. 111 of 2011 confirming Decree Law No. 98 of 2011 and Law No. 148 of 2011 confirming Decree Law No. 138 of 2011. Overall, the net package adopted through these laws will reduce general government net borrowing by €2.8 billion in 2011, €28.3 billion in 2012, €54.3 billion in 2013 and €59.8 billion in 2014 with respect to unchanged legislation. In terms of GDP, the correction increases over the 2011-2014 period by 0.2 per cent in 2011, 1.7 per cent in 2012, 3.3 per cent and 3.5 per cent respectively in 2013 and 2014.

The decision to adopt a fiscal package worth more than the one proposed at European level was dictated by the need, felt in the summer months, to counter the increasing difference in the spread between Italian securities and those issued by other countries of the euro area. The spending cut measures adopted in the two decree laws above mentioned will bring down to zero the year-on-year deficit envisaged in the 2011 Economic and Financial Document, with reductions equal to 2.7 and 2.6 per cent of GDP over the 2013-2014 period, leading to a balanced budget a year earlier than had been predicted in the Economic and Financial Document.

Thanks to the fiscal package, the deficit should stand at 0.1 per cent of GDP in 2013, while forecasts predict a budget surplus of 0.2 per cent in 2014. The primary surplus is expected to increase gradually from 0.9 per cent of GDP in the current year to 5.7 per cent in 2014. The balances profile reflects the positive effect of cutting tax expenditures and welfare benefits on revenues, which for the time being has not been factored in since a more accurate calculation of the reduction is expected as a result of the safeguard mechanism envisaged by the clause aimed at securing the corrective action. The tax burden, net of the cut in tax expenditures and welfare benefits, is forecast to grow by one percentage point of GDP between 2010 and 2014.

REPUBLIC OF ITALY

Area and Population

Geography. The Republic of Italy is situated in south central Europe on a peninsula approximately 1,120 kilometers (696 miles) long and includes the islands of Sicily and Sardinia in the Mediterranean Sea and numerous smaller islands. To the north, Italy borders on France, Switzerland, Austria and Slovenia along the Alps, and to the east, west and south it is surrounded by the Mediterranean Sea. Italy’s total area is approximately 301,300 square kilometers (116,336 square miles), and it has 7,375 kilometers (4,582 miles) of coastline. The independent States of San Marino and Vatican City, whose combined area is approximately 61 square kilometers (24 square miles), are located within the same geographic area. The Apennine Mountains running along the peninsula and the Alps north of the peninsula give much of Italy a rugged terrain.

Population. According to ISTAT data, as of December 31, 2010, Italy’s resident population was estimated to be approximately 60.6 million, accounting for approximately 12.1 per cent of the EU population, compared to 60.3 million as of January 1, 2010. The growth in Italy’s population was largely due to the increase in resident foreigners. Italy is the fourth most populated country in the EU after Germany, France and the United Kingdom. According to ISTAT data, as of December 31, 2010, the six regions in the southern part of the peninsula together with Sicily and Sardinia, known as the Mezzogiorno, had a population of approximately 20.9 million. As of the same date, northern and central Italy had a population of approximately 27.7 million and 12.0 million, respectively. As of January 1, 2010, the breakdown of the resident population by age group was as follows:

•	under 20	19.0%
•	20 to 39	25.9%
•	40 to 59	28.8%
•	60 and over	26.3%

Source: ISTAT

In 2004, for the first time since 1993, the number of births in Italy exceeded the number of deaths. However, Italy’s fertility rate is still one of the lowest in the world, while life expectancy for Italians is among the highest in the world. Because population growth has been low in recent years, the average age of the population is increasing. Based on ISTAT data, as of December 31, 2010, population density is approximately 201 persons per square kilometer.

Rome, the capital of Italy and its largest city, is situated near the western coast approximately halfway down the peninsula, and had a population of 2.7 million as of December 31, 2010. The next largest cities are Milan, with a population of 1.3 million, Naples, with 1 million, and Turin, with 0.9 million. According to the 2001 census, approximately 44.2 per cent of Italy’s population lives in urban areas.

Like other EU countries, Italy has experienced significant immigration in recent years, particularly from North Africa and Eastern European countries. According to ISTAT data, at January 1, 2010 there were approximately 4.2 million foreigners holding permits to live in Italy, an 8.8 per cent increase from January 1, 2009. Immigration legislation has been the subject of intense political debate since the early 1990s. Italy tightened its immigration laws in March 1998 and initiated bilateral agreements with several countries for cooperation in identifying illegal immigrants. Additional measures to further tighten immigration laws were introduced by the Italian government in early 2002 in an attempt to control the increase of illegal immigrants. In addition, in 2002, the Italian government introduced measures aimed at regularizing the position of illegal immigrants. While these legislative efforts have resulted in the regularization of large numbers of illegal immigrants, Italy continues to have high numbers of foreigners living in Italy illegally.

Government and Political Parties

Italy was originally a loose-knit collection of city-states, most of which united into one kingdom in 1861. It has been a democratic republic since 1946. The Government operates under a Constitution, originally adopted in 1948, that provides for a division of powers among the legislative, executive and judicial branches.

The Legislative Branch. Parliament consists of a Chamber of Deputies, with 630 elected members, and a Senate, with 315 elected members and a small number of life Senators, consisting of former Presidents of the Republic and prominent individuals appointed by the President. The Chamber of Deputies and the Senate share equally and have substantially the same legislative power. Any statute must be approved by both assemblies before being enacted. Except for life Senators, members of Parliament are elected for five years by direct universal adult suffrage, although elections have been held more frequently in the past because the instability of multi-party coalitions has led to premature dissolutions of Parliament.

The Executive Branch. The head of State is the President, elected for a seven-year term by an electoral college that includes the members of Parliament and 58 regional delegates. The current President, Giorgio Napolitano, was elected in May 2006. The President has the power to appoint the Prime Minister and to dissolve Parliament. The Constitution also grants the President the power to appoint one-third of the members of the Constitutional Court, to call general elections and to command the armed forces. The President nominates and Parliament confirms the Prime Minister, who is the effective head of Government. The Council of Ministers is appointed by the President on the Prime Minister’s advice. The Prime Minister and Council of Ministers answer to both houses of Parliament and must resign if Parliament passes a vote of no confidence in the administration.

The Judicial Branch. Italy is a civil law jurisdiction. Judicial power is vested in ordinary courts, administrative courts and courts of accounts. The highest ordinary court is the Corte di Cassazione in Rome, where judgments of lower courts of local jurisdiction may be appealed. The highest of the administrative courts, which hear claims against the State and local entities, is the Consiglio di Stato in Rome. The Corte dei Conti in Rome supervises the preparation of, and adjudicates, the State budget of Italy. There is also a Constitutional Court (Corte Costituzionale) that does not exercise general judicial powers, but adjudicates conflicts among the other branches of government and determines the constitutionality of statutes. Criminal matters are within the jurisdiction of the criminal law divisions of ordinary courts, which consist of magistrates who either act as judges in criminal trials or are responsible for investigating and prosecuting criminal cases.

Political Parties. The main political parties are grouped into two opposing coalitions: the Partito Democratico which is headed by Mr. Pier Luigi Bersani, and the Il

Popolo delle Libertà. The Partito Democratico coalition was created in 2008 to combine Italy’s moderate center-leftist forces and numerous smaller political parties, including center-left and leftist forces. The Il Popolo delle Libertà, which is led by Mr. Silvio Berlusconi, was created in 2008 to combine center-right forces and Alleanza Nazionale, which represented the right and was led by Mr. Gianfranco Fini. The Lega Nord, a separate political party allied with Il Popolo delle Libertà, is led by Mr. Umberto Bossi. In the second half of 2010, certain members of Il Popolo delle Libertá (formerly members of Alleanza Nazionale and including Mr. Gianfranco Fini) left Il Popolo delle Libertá to form a new party named Futuro e Libertá and then left the government coalition, but in a December 14, 2010 parliamentary confidence vote, the government coalition obtained majority support.

Elections. Except for a brief period, since Italy became a democratic republic in 1946 no one party has been able to command an overall majority in Parliament, and, as a result, Italy has a long history of weak coalition governments. In 1993, Parliament adopted a partial “first past the post” voting system for the election of 75 per cent of the members of both the Senate and the Chamber of Deputies. Under this system, the candidate receiving the largest number of votes in a single district wins. The remaining 25 per cent are elected through a proportional representation system. In the Chamber of Deputies, only parties that receive 4 per cent of the total vote on a nationwide basis are eligible for the seats elected by proportional representation. These modifications of the voting system have resulted in a significantly smaller number of Parliamentary seats held by parties with relatively small shares of the popular vote. Historically, however, government stability has depended on the larger parties’ coalitions with smaller parties.

In December 2005, a new law was enacted modifying the voting system for the Chamber of Deputies. In the Chamber of Deputies, the electorate votes for lists of candidates presented by the multiparty coalitions and individual parties. Seats in the Chamber of Deputies are awarded based on the number of votes obtained by each list, provided that multiparty coalitions and individual parties are not eligible for any seat unless they attain at least 10 per cent and 4 per cent of the total votes, respectively. In addition, a “first past the post” mechanism applies if the winning coalition does not obtain at least 340 seats (out of 630 seats) in the Chamber of Deputies. In order to ensure government stability, if the winning coalition does not obtain at least 340 seats, it is automatically awarded as many seats as it needs to reach 340 seats. This modified voting system was utilized for the first time in the general elections in April 2006.

Regional and Local Governments. Italy is divided into 20 regions containing 110 provinces. The Italian Constitution reserves certain functions, including police services, education and other local services, for the regional and local governments. Following a Constitutional reform passed by Parliament in 2001, additional legislative and executive powers were transferred to the regions. Legislative competence that historically had belonged exclusively to Parliament was transferred in certain areas (including foreign trade, health and safety, ports and airports, transport network and energy production and distribution) to a regime of shared responsibility whereby the national government promulgates legislation defining fundamental principles and the regions promulgate implementing legislation. Furthermore, as to all areas that are neither subject to the exclusive competence of Parliament nor in a regime of shared responsibility between Parliament and the regions, exclusive regional competence is conferred to a region upon its request, subject to Parliamentary approval. In July 2009, Italy adopted legislation that is designed to increase the fiscal autonomy of regional and local governments. The reform is expected to come fully into effect by 2016. Under the new system, lower levels of government will be able to levy their own taxes and will have a share in central tax revenues, including income tax and value added tax. Under the new system, a “standard cost” for public services such as health, education, welfare and public transport will be determined to set budgets for local governments. A fund will be made available to local governments that incur budget deficits and convergence plans will be set up for local governments that record significant budget deficits in consecutive years.

The Italian Constitution grants special status to five regions (Sicily, Sardinia, Trentino-Alto Adige, Friuli-Venezia Giulia and Valle d’Aosta) providing them with additional legislative and executive powers.

Referenda. An important feature of Italy’s Constitution is the right to hold a referendum to abrogate laws passed by Parliament. Upon approval, a referendum has the legal effect of annulling legislation to which it relates. A referendum can be held at the request of 500,000 signatories or five regional councils but cannot be held on matters relating to taxation, the State budget, the ratification of international treaties or judicial amnesties. In order for a referendum to be approved, a majority of the Italian voting population must vote in the referendum and a majority of such voters must vote in favor of the referendum.

The European Union

Italy is a founding member of the European Economic Community, which now forms part of the European Union. Italy is one of the 27 current members of the EU together with Austria, Belgium, Bulgaria, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden and the United Kingdom. The EU had an estimated population of approximately 502.5 million as of January 1, 2011.

The European Union is currently negotiating the terms and conditions of accession to the EU of the following candidate countries: Croatia, the Former Yugoslav Republic of Macedonia, Montenegro, Iceland and Turkey. The European Union completed accession negotiations with Croatia in June 2011 and Croatia is expected to become a EU Member State in 2013.

The EU Member States have agreed to delegate sovereignty for certain matters to independent institutions that represent the interests of the union as a whole, its Member States and its citizens. Set forth below is a summary description of the main EU institutions and their role in the European Union.

The Council of the EU. The Council of the EU, or the Council, is the EU’s main decision-making body. It meets in different compositions by bringing together on a regular basis ministers of the Member States to decide on matters such as foreign affairs, finance, education and telecommunications. When the Council meets to address economic and financial affairs, it is referred to as ECOFIN. The Council mainly exercises, together with the European Parliament, the European Union’s legislative function and promulgates:

•	regulations, which are EU laws directly applicable in Member States;

•	directives, which set forth guidelines that Member States are required to enact by promulgating national laws; and

•	decisions, through which the Council implements EU policies.

The Council also coordinates the broad economic policies of the Member States and concludes, on behalf of the EU, international agreements with one or more Member States or international organizations. In addition, the Council:

•	shares budgetary authority with Parliament;

•	makes the decisions necessary for framing and implementing a common foreign and security policy; and

•	coordinates the activities of Member States and adopts measures in the field of police and judicial cooperation in criminal matters.

Decisions of the Council are made by vote. Each Member State’s voting power is largely based on the size of its population. The following are the number of votes each Member State can cast:

•	Germany, France, Italy and the United Kingdom each have 29 votes;

•	Spain and Poland each have 27 votes;

•	Romania has 14 votes;

•	the Netherlands has 13 votes;

•	Belgium, the Czech Republic, Greece, Hungary and Portugal each have 12 votes;

•	Austria, Bulgaria and Sweden each have 10 votes;

•	Denmark, Ireland, Lithuania, Slovakia and Finland each have 7 votes;

•	Cyprus, Estonia, Latvia, Luxembourg and Slovenia each have 4 votes; and

•	Malta has 3 votes.

Generally, decisions of the Council are made by qualified majority, which is achieved if:

•	a majority of Member States (in certain cases, a two-thirds majority of Member States) approves the decision;

•	a number of votes representing at least 73.9 per cent of all votes is cast in favor of the decision; and

•	a Member State may ask for confirmation that the votes in favor represent at least 62% of the total population of the Union.

Commencing on October 1, 2014, pursuant to changes enacted by the Treaty of Lisbon, the voting rules for the Council will change, increasing the required majority to 55% of Member States (72% in certain cases) and 65% of the population, and permitting four Member States to block a proposal.

The European Parliament. The European Parliament is elected every five years by direct universal suffrage. The European Parliament has three essential functions:

•	it shares with the Council the power to adopt directives, regulations and decisions.

•	it shares budgetary authority with the Council and can therefore influence EU spending.

•	it approves the nomination of Commissioners, has the right to censure the Commission and exercises political supervision over all the EU institutions.

Following the election held in 2009, each Member State was allocated the following number of seats in Parliament:

Austria	17	Latvia	8
Belgium	22	Lithuania	12
Bulgaria	17	Luxembourg	6
Cyprus	6	Malta	5
Czech Republic	22	Netherlands	25
Denmark	13	Poland	50
Estonia	6	Portugal	22
Finland	13	Romania	33
France	72	Slovakia	13
Germany	99	Slovenia	7
Greece	22	Spain	50
Hungary	22	Sweden	18
Ireland	12	United Kingdom	72
Italy	72	Total	736

The European Commission. The European Commission (“Commission”), upholds the interests of the EU as a whole and has the right to initiate draft legislation by presenting legislative proposals to the European Parliament and Council. Currently, the European Commission consists of 27 members, one appointed by each Member State for five year terms.

Court of Justice. The Court of Justice ensures that Community law is uniformly interpreted and effectively applied. It has jurisdiction in disputes involving Member States, EU institutions, businesses and individuals. A Court of First Instance has been attached to it since 1989.

Other Institutions. Other institutions that play a significant role in the European Union are:

•	the European Central Bank, which is responsible for defining and implementing a single monetary policy in the euro area;

•

the Court of Auditors, which checks that all the European Union’s revenue has been received and that all its expenditures have been incurred in a lawful and regular manner and oversees the financial management of the EU budget; and

•	the European Investment Bank, which is the European Union’s financial institution, supporting EU objectives by providing long-term finance for specific capital projects.

Membership of International Organizations

Italy is also a member of the North Atlantic Treaty Organization (NATO), as well as many other regional and international organizations, including the United Nations and many of its affiliated agencies. Italy is one of the Group of Eight (G-8) industrialized nations, together with the United States, Japan, Germany, France, the United Kingdom, Canada and Russia, and a member of the Organization for Economic Co-operation and Development (OECD), the World Trade Organization (WTO), the International Monetary Fund (IMF), the International Bank for Reconstruction and Development (World Bank), the European Bank for Reconstruction and Development (EBRD) and other regional development banks.

THE ITALIAN ECONOMY

General

According to IMF data, the Italian economy, as measured by 2010 GDP (at current prices in U.S. dollars), is the eighth largest in the world after the United States, Japan, Germany, the People’s Republic of China, the United Kingdom, France and Brazil.

The Italian economy developed rapidly in the period following World War II as large-scale, technologically advanced industries flourished along with more traditional agricultural and industrial enterprises. Between 1960 and 1974, Italian GDP, adjusted for changes in prices, or “real GDP,” grew by an average of 5.2 per cent per year. As a result of the 1973-74 oil price shocks and the accompanying worldwide recession, output declined by 2.1 per cent in 1975, but between 1976 and 1980 real GDP again grew by an average rate of approximately 4 per cent per year. During this period, however, the economy experienced higher inflation, driven in part by wage inflation and high levels of borrowing by the Government. For the 1980s as a whole, real GDP growth in Italy averaged 2.4 per cent per year.

Italy’s economic growth slowed down substantially in the 1990s. Tighter fiscal policy, which followed the lira’s suspension from the Exchange Rate Mechanism in September 1992, led Italy’s economy into recession and, in 1993, real GDP decreased by 0.9 per cent. The economy recovered in 1994 primarily as a result of an increase in exports resulting largely from the depreciation of the lira. The recovery continued in 1995, fueled by additional investment in the manufacturing sector. Expansion after 1995 continued at a more modest pace, with Italy’s GDP growth rate lagging behind those of other major European countries. Italy’s GDP grew by an average of 1.6 per cent per year from 1996 through 1999.

The growth gap between other EMU countries and Italy since the mid-1990s reflects the persistence of several medium and long-term factors, including the difficulties in fully integrating southern Italian regions into the more dynamic economy of northern and central Italy, unfavorable export specialization in traditional goods, inadequate infrastructure, the incomplete liberalization process and insufficient flexibility of national markets, the slowness of the recovery in economic activity is due to shortcomings in the Italian productive economy that make it fragile in the new competitive environment. These deficiencies depend both on factors internal to firms, such as small size and the limitations of exclusive family control, and on external factors, such as insufficient infrastructure, high tax rates combined with widespread tax evasion, an uncertain and complex regulatory framework, long administrative procedures. Some lack of competition is adversely affecting the service sector in particular.

The table below shows the annual percentage change in real GDP growth for Italy and the countries participating in the EMU, including Italy, for the period 2006 through 2010.

Annual Per Cent Change in Real GDP

	2006	2007	2008	2009	2010
Italy	2.0	1.5	(1.3)	(5.2)	1.3
Euro area(1)	3.1	2.9	0.4	(4.1)	1.8

(1)	The euro area represents the countries participating in the EMU.

Source: Bank of Italy.

In 2006, Italy’s real GDP growth was driven by strong world demand and the cyclical upturn in the euro area. In 2007, the Italian economy grew slower than the average rate in the rest of the euro area as a result of Italy’s inability to address the issues that limited GDP growth throughout the previous decade. In 2008, as a result of the global financial and economic crisis, Italy’s real GDP decreased by 1.3 per cent mainly as a result of a steep decline in exports. Italy also recorded a decrease in domestic private consumption, largely attributable to the stagnation of Italian families’ purchasing power (the rise in nominal salaries was offset by inflation) and increasing propensity to save, and a decrease in gross fixed investments, especially in machinery and equipment and real estate. The uncertainty resulting from the financial crisis and its long term effects seriously affected consumer and business confidence and played a major role in the reduction of spending and investment.

In 2009, Italy’s GDP decreased by 5.2 per cent, the largest decrease since the Second World War. A moderate recovery began in the second half of the year, mainly because of improved exports. In the same period, the industrial sector returned to moderate growth, the decline in the services sector came to a halt, but the decline in the construction sector continued. Domestic demand remained weak. Spending on capital goods, although increasing slightly in the second half of 2009 in response to tax incentives for purchases of machinery and equipment, was dampened by spare capacity and uncertainty about growth. The decline in consumer spending generally worsened, despite the measures introduced to support purchases of certain durable goods. Signs of an easing in the decline of the real property market appeared towards the end of the year.

In 2010, the Italian economy grew and real GDP increased by 1.3 per cent compared to 2009, a 0.1 per cent better than the official forecast. Domestic demand sustained the recovery. Private consumption contributed to the GDP growth by 0.6 per cent, fixed investment contributed to the GDP growth by 0.5 per cent and an increase in inventories contributed to the GDP growth by 0.7 per cent. Net exports provided a negative contribution to GDP growth by 0.4 per cent. The deterioration reflects the position on merchandise trade, which turned negative last year after being broadly in balance in 2009. It was largely due to only two sectors: energy raw materials, whose deficit grew mainly because of the rise in oil prices, and electronic apparatus, where the major factor was the jump in imports of photovoltaic cells.

The Italian Government has historically experienced substantial budget deficits. Among other factors, this is largely attributable to high levels of social spending and the fact that social services and other non-market activities of the central and local governments account for a relatively significant percentage of total employment as well as high interest expense resulting from the size of Italy’s public debt. Countries participating in the European Economic and Monetary Union are required to reduce “excessive deficits” and adopt budgetary balance as a medium-term objective. See also “Public Finance – Measures of Fiscal Balance” and “– Revenues and Expenditures.”

A longstanding objective of the Government has been to control Italy’s debt-to-GDP ratio. Italy’s debt-to-GDP ratio increased in 2010 to 118.8 per cent net of euro area financial support and 119.0 per cent including euro area financial support, mainly due to ISTAT’s downward revisions of GDP. According to Italy’s most recent projections, Italy’s debt-to-GDP ratio including euro area financial support is expected to be 120.6 per cent in 2011, 119.5 per cent in 2012, 116.4 in 2013 and 112.6 in 2014. For more information, see “Public Finance – Measures to Address the 2007-2011 Financial and Economic Crisis.”

Historically, Italy has had a high but declining savings rate, calculated as a percentage of gross national disposable income, which measures aggregate income of a country’s nationals after providing for capital consumption (the replacement value of capital used up in the process of production). Private sector saving as a percentage of gross national disposable income averaged 19.6 per cent in the period from 1999 to 2008 and 18.7 per cent in the period from 2005 to 2008. Private sector saving as a percentage of gross national disposable income is 18.5 per cent in 2009 and 18.0 in 2010. Because of the high savings rate, the Government has been able to raise large amounts of funds through issuances of Treasury securities in the domestic market, with limited recourse to external financing.

The Italian economy is characterized by significant regional disparities, with the level of economic development of southern Italy well below that of northern and central Italy. The per capita GDP of southern Italy, also known as the Mezzogiorno, is significantly lower than that of the rest of Italy. See “– Gross Domestic Product – Regional GDP.” The marked regional divide in Italy is also evidenced by significantly higher unemployment in the Mezzogiorno. See “— Employment and Labor.”

Inflation, as measured by the harmonized EU consumer price index (HICP), has declined from rates exceeding 20 per cent in the early 1980s to 1.6 per cent in 2010. See “— Prices and Wages.”

2011 Developments

In April 2011, Italy adopted its 2011 Stability Programme, which shows a deficit amount of 4.6 per cent of GDP in 2010 and states that (a) Italy will commit to introducing into its Constitution a binding budget discipline and (b) Italy will commit to reaching (i) within 2014 a level close to a balanced budget (for 2011, deficit/GDP at 3.9 per cent; for 2012, deficit/GDP at 2.7 per cent for 2013, deficit/GDP at 1.5 per cent; for 2014, deficit/GDP at 0.2 per cent) and (ii) then, by way of systematic increments in the primary surplus, to follow on the path of public debt reduction. In July, the Italian Government introduced the planned fiscal adjustment. Moreover , in mid-August, with the resurfacing of tensions in financial markets and the widening of Italy’s government bond yield spreads, the Government introduced a supplementary fiscal package that increased the cumulative fiscal adjustment and balanced the budget already in 2013. In September, the Italian Parliament approved a supplementary budget that will allow to reach a balanced budget already in 2013; also the update to the Economic and Financial Document (EFD Update) was published. For more information on these measures, see “The Italian Economy — Measures to Address the 2007-2011 Financial and Economic Crisis.” For more information on Italy’s key public finance ratio estimates for the period 2011-2014, see “Public Finance – Updates to the Stability Programme” and “Public Debt.”

Measures to Address the 2007-2011 Financial and Economic Crisis

The Government’s budget strategy largely consists of measures having a positive impact on the economy in the short term. Consistently with the budget plan adopted in 2008, the adoption of the budget for the 2010-2012 period started with a law decree presented with the Economic and Financial Program Document and approved before the beginning of the summer of 2009; the 2010 Budget Law was the final piece of legislation of the budget process. The law decree and the Budget Law were both aimed at limiting any further deterioration of the deficit-to-GDP and the debt-to-GDP ratios and of financial sustainability in general, while having a fiscal impact as neutral as possible.

In the second half of 2009, the EU started an excessive deficit procedure against various EU Member States including Italy; this made necessary a coordinated approach to exit strategies from excessive deficits, in accordance with the rules of the Stability and Growth Pact and the recommendations emerging from the excessive deficit procedure. In December 2009, ECOFIN called on Italy to bring the nation’s deficit below 3.0 per cent of GDP by 2012, to implement the fiscal consolidation program introduced with the 2009-2011 budget package and confirmed by the 2010-2013 Economic and Financial Program Document, and to ensure an average annual deficit reduction equal to at least 0.5 percentage points of GDP for the 2010-2012 period. In response to the ECOFIN’s recommendations, the Italian Government confirmed its objective to reduce the net borrowing, also as a mid-term objective; the cyclically adjusted budget balance, net of one-off measures, was expected to fall by 0.5 percentage points in 2010 and by approximately 0.6 percentage points per year for 2011 and 2012, in line with the agreements made at the EU level. A significant step in the fiscal consolidation program is the reform of the law on public finance and accounting, approved by Parliament in December 2009, which further strengthened the governance of public finance, enhancing the monitoring of public accounts and control over public spending. For more information on the reform of Italy’s public finance and accounting, see “Public Finance —The Budget Process.” Large benefits are also expected to derive from the legislation that is introducing fiscal federalism, both on the expense side (local administrations will be required to standardize their expenses, their financial needs and service objectives) and the revenue side (local administrations will play a greater role in the fight against tax evasion).

Law Decree No. 78 of 2009. In 2008 and 2009, Italy’s economy deteriorated significantly as a result of the global economic and financial crisis. In 2008, 2009 and 2010, the Italian Government acted to limit the effects of the global crisis, support the economy and facilitate its recovery. The Government also injected significant liquidity into the financial system by accelerating payment of past debts and reducing the accrual of tax refunds.

In June 2009, the Government adopted a decree (Law Decree No. 78 of 2009, converted into Law No. 102 of August 3, 2009) approving €11.5 billion of measures to be taken in the 2009-2012 period to support the economy. The decree is aimed at increasing government revenue by decreasing tax avoidance and evasion. Government expense would be reduced by decreasing fraudulent claims for disability grants and by re-computing as of 2010 the ceiling on pharmaceutical expense. Deficit-reduction plans were also established for the five regions that have recorded the highest healthcare budget deficits.

A significant number of measures contemplated by the decree are aimed at sustaining employment and increasing business investment. These measures extend the use of social safety nets, for example, by encouraging companies with workers on government-funded long-term unemployment programs (Cassa Integrazione Guadagni) to re-employ all or a proportion of those workers for training purposes on condition that they are paid the same wage paid by the long-term unemployment program, of which 80 per cent would continue to be financed by the government and 20 per cent by the employer. The measures also contemplate an extension to 24 months of the long-term unemployment program (Cassa Integrazione Guadagni) applicable to workers employed by businesses that cease to exist and an increase for 2009 and 2010 of government-funded wage supplements for solidarity contracts.

The decree also contemplates the exclusion from taxation on business income of 50 per cent of the value of investment in equipment and machinery made by June 20, 2010, faster depreciation of capital goods and new procedures for the write-down of non-performing loans and tax receivables, and faster payment by the public administration of amounts due to suppliers and amounts due on contracts. New legislation to reduce energy costs, particularly the cost of gas, is expected to provide benefits to businesses as well as to households.

Excluding the initiatives in favor of the banking sector and measures contemplated by Law Decree No. 78 of 2009, the Italian Government estimated that its economic and financial crisis-containment plan set aside resources totaling in aggregate approximately €27.3 billion for the four-year period ending on December 31, 2011 (€2.7 billion in 2008, €11.4 billion in 2009, €7.5 billion in 2010 and €5.8 billion in 2011), or 1.8 per cent of 2008 GDP.

The global economic and financial crisis and the related commitments undertaken at the EU level for 2010 made it necessary to anticipate the adoption of measures aimed at achieving of the public finance targets stated in the stability program. Adopting the same approach it used since it came to power, in 2010 the Government approved the budget package prior to the summer (Decree Law No. 78 of 2010, converted into Law no. 122 of 2010), providing for revenue and spending measures to adjust the public accounts for the 2011-2013 period. Overall, the measures adopted in the Public Finance Decision of September 2010 are intended to meet the targets outlined in the stability program and confirmed in the Combined Report on the Economy and Public Finance for 2010 (Combined Report) of May 6, 2010. The new accounting and public finance law introduced a new process to set public finance targets, distribute these targets among the sub-sectors of the public administration (central government economic bodies, local government economic bodies and social security funds), and implement measures necessary to achieve the targets.

Law Decree No. 78 of 2010. Law Decree No. 78 of May 8, 2010 (converted into Law No. 122 of July 31, 2010) effected measures reducing the primary expenditure of the public administration by €42.2 billion in the 2011-2013 period and incrementing revenues of €20.1 billion. These spending-cut measures include:

•

Reduction of expenditure for employee compensation in the public sector by €1.7 billion in 2011, 2.7 billion in 2012 and 3.3 billion in 2013. In 2011, 2012 and 2013, the total expenditure for employee compensation of public administrations may not exceed the expenditure for employee compensation in 2010 and is automatically reduced following a personnel reduction. Freeze of collective bargaining for the 2010-2012 period and suspension of automatic increases in employee compensation in 2011, 2012 and 2013. Reduction of 5 per cent of government employee compensation amounts over €90,000 per year up to €150,000 and of 10 per cent of amounts over €150,000 per year. In addition to existing limitations on hiring by public administrations, a new restriction was introduced for research entities for 2011, 2012 and 2013.

•	Reduction of financial resources allocated to ministries: reduced by €2.1 million (current expenditure) and €3.9 million (capital expenditure).

•

Reduction of compensation of members of Parliament, Ministers and Deputy Ministers, of the administrative structure of the constitutional bodies and of the Prime Minister’s office (“Presidency of the Council of Ministers”), as well as the reduction of resources dedicated to reimbursement of electoral costs.

•

Local administrations participate in the public finance objectives through the budget rules that limit the deficit and net borrowing of local administrations, known as Domestic Stability Pact (Patto di stabilità interno) for an amount of €5.8 billion in 2011 and 8 billion beginning in 2012.

•	The rules containing healthcare expenditure and strengthening of governance allow expenditure reductions of €1 billion in 2011 and 1.7 billion beginning in 2012.

•

The reform of the pension system is strengthened through changes in the requirements for entitlement to an ordinary pension whereby the retirement age for female civil servants was raised and the start date of the payment was revised. Starting from 2011, employees receive their pension entitlement 12 months after fulfilling the necessary requirements, while the self-employed receive theirs after 18 months, both for old-age and early retirement pensions. In addition, the severance pay of government employees are paid in (maximum three) yearly installments, depending on the level of benefits due. Severance benefits are prorated with effect on the contribution periods accrued as of January 1, 2011. Additional rules establish limits on invalidity pension benefits, with closer monitoring of the entitlements currently being made.

•

The reserve funds of the government budget for mandatory and unforeseen expenditures have been reduced by a total of €524 in 2011, 440 million in 2012 and 455 million in 2013, while the resources of the FAS Fund (FAS – Fondo per le Aree Sottoutilizzate – Fund for Underdeveloped Areas) have been reduced by €242 million in 2011.

•

In compliance with the ESA 95 regulation, lower capital expenditures includes income from licenses for the use of radioelectric frequencies for broadband mobile communications. The license award procedures following a contest has been completed allowing to get more than €2.400 million.

Law Decree No. 78 of 2010, converted in Law 122 of 2011, introduces provisions for the participation to the fiscal package, specifying how Regions, Provinces and municipalities with more than 5,000 inhabitants have to contribute in terms of borrowing requirement and net borrowing.

The main measures provided by Law Decree No. 78 of 2010 increasing revenues include:

•

Updated criteria for summary taxable income assessments, use of a set of indicators on income (redditometro) in tax audits, the introduction of mandatory e-invoicing and a the withholding tax on building restructuring works. In addition, stricter audits by the revenue authority (Agenzia delle Entrate), the tax police (Guardia di Finanza) and the social security agency (INPS ) on businesses that systematically bear losses or “begin and wind-up”, aim to preventing tax evasion. The measures against tax evasion generated revenue of more than €25 billion in 2010: the main components of this amount are €10.5 billion derived from stronger audits and collections by the internal revenue agency, €6.6 billion derived from measures against illegal tax offsets, €6.4 billion from collections of evaded contributions to the pension system and €1.9 billion from increased collections by the Equitalia collection agency.

•

Revenue increases are expected from the elimination of the concessional tax treatment of restricted real estate funds organized for the enjoyment of the tax benefits rather than for the collective investment management.

•

Additional revenues other than taxes derive from the application of tolls on highways and highway connections managed by ANAS, and from increased fees paid by concessionaries to ANAS; other resources derive from the revised regulation of gaming and a new accounting regulation of lease contracts.

Certain other measures in Law Decree No. 78 of 2010 aim to support the economy, such as an increase in the resources of the Fund for ordinary financings to universities (€800 million in 2011 and 500 million in 2012 and in 2013), an extension of the Wage Supplementation Fund (Cassa Integrazione Guadagni) and an increase in the fund for peace missions (€750 million in 2011); additional current and capital resources have been earmarked for transportation and a tax credit was provided for businesses that commission research and development activities to universities and public research institutions.

The Public Finance Decision of September 2010 adjusts the general government account for the 2010-2013 period on the basis of the revised macroeconomic scenario and the effects of the revenue and spending measures provided in Law Decree No. 78 of 2010. The new plan established a net borrowing level consistent with that agreed at the EU level and included in the 2009 Stability Programme Update of January 2010. For more information on the Public Finance Decision, see “Public Finance – Updates to the Stability Programme.”

In December 2010, the Stability Law and the Budget Law for 2011-2013 were adopted, reflecting the measures provided in Law Decree No. 78 of 2010 and providing for a different allocation of resources (€7 billion in 2011, 2.6 billion in 2012 and 2.2 billion in 2013) with no impact on government net borrowing.

The Euro Plus Pact and the 2011 Stability Programme. On March 24 and 25, 2011, the Council adopted measures to respond to the economic crisis, requiring all Member States to include in their Stability or Convergence Programs a multi-annual consolidation plan including specific deficit, revenue and expenditure targets and the implementation strategy and timeline, and to include structural reforms in their National Reform Programme. In addition, an agreement named Euro Plus Pact (“Pact”) was agreed to by the heads of government of the euro area and joined by Bulgaria, Denmark, Latvia, Lithuania, Poland and Romania (and remains open for other EU Member States to join). The Pact aims at a closer coordination of economic policies for convergence and requires the heads of government to set common objectives in each chosen policy area and each year make concrete national commitments. More specific objectives of the Pact are to stimulate competitiveness and employment, to enhance the sustainability of public finances and to reinforce financial stability. Italy commits with the other EU Member States to confirm and develop its economic policy based on the Pact and to conform and articulate its national political documentation and process based on the Pact.

In 2011, the first “European Semester” was launched, requiring Member States to submit in April to the EU their Stability Programme and their National Reform Programme, which allows a simultaneous review by the EU of all Member States’ budgetary policies and reform strategies. In April 2011, Italy submitted to the EU its 2011 Stability Programme, which shows a deficit amount of 4.6 per cent of GDP in 2010 and states that (a) Italy will commit to introducing into its Constitution a binding budget discipline and (b) Italy will commit to reaching (i) within 2014 a level close to a balanced budget (for 2011, deficit/GDP at 3.9%; for 2012, deficit/GDP at 2.7%; for 2013, deficit/GDP at 1.5%; for 2014, deficit/GDP at 0.2%) and (ii) then, by way of systematic increments in the primary surplus, to follow on the path of public debt reduction.

Law Decree No. 98 of 2011 and Law Decree No. 138 of 2011. On September 14, the Italian Parliament approved a supplementary budget that will allow Italy to reach a balanced budget already in 2013.

According to its Stability Programme, the Italian Government committed to reach the Medium Term Objective of close-to-balanced budget in 2014. This would have implied an additional fiscal adjustment corresponding to a cumulated 2.3 per cent of GDP in 2013-2014 or a steady 0.8 per cent adjustment per year in cyclically-adjusted terms. Italy’s GDP was projected to rise by 1.1% in 2011, 1.3% in 2012, 1.5% in 2013 and 1.6% in 2014. These budget plans were approved by the Council of Ministers on the 12th of July 2011 and commented positively by all major international organizations.

Consequently, in July the Italian Government introduced the planned fiscal adjustment by Law Decree No. 98/ 2011, converted into Law No. 111/ 2011. Budget measures amounted to a cumulative €48 billion, allowing the achievement of a close-to-balance budget by 2014, as agreed at European level.

Then, in mid-August, , the Government introduced a supplementary fiscal package by Law Decree No. 138/2011, converted in to law No. 148/2011. The additional package increased the cumulative fiscal adjustment to €59.8 billion (the equivalent of approximately 3.4% of GDP), frontloaded the adjustment to 2012 and 2013 and balanced the budget already in 2013, one year in advance than previously expected. Taking into account new revisions of macroeconomic projections, this is consistent with the balanced budget target for 2013.

On the expenditure side, measures include cuts in central government expenditure, implementation of the public spending review, reform of the tax system and welfare by way of an Enabling Act. Consolidation targets of the Enabling Act are ensured by law through a safeguard clause which provides for automatic cuts in tax expenditures if forthcoming measures do not provide the expected savings (leading to €4.0 billion cumulative savings in 2012, €16.0 billion in 2013 and €20.0 in 2014). Measures include a wage freeze in the public sector until 2014. Moreover, reductions in social security spending are achieved by means of a payment delay in severance pay for seniority pensions.

Sustainability of Italy’s pension system is improved by strengthening eligibility requirements. As from 2014, the statutory retirement age of women working in the private sector will be gradually increased from 60 to 65 so as to align it with that of men by 2026. Furthermore, the introduction of an automatic mechanism for early retirement and old-age pensions as well as for old-age allowances linking the statutory retirement age to expected developments in life expectancy, previously foreseen to start in 2015, is brought back to 2013. Compared to previous legislation, this measure will structurally increase the age requirements by 4 months as of 2016.

In addition, for pensioners retiring earlier with 40 years of contributions, regardless of the age eligibility criterion, new measures establish a further postponement of the so-called “exit window mechanism”, by increasing the contribution period by 1 month in 2012, 2 months in 2013 and 3 months in 2014. In addition, in 2012 and 2013, pension benefits five times above the minimum will not receive any indexation to price inflation for the part of the pension exceeding three times the minimum. Up to this threshold, the indexation to price inflation will be reduced to 70%.

On the revenue side, there is an increase in the ordinary VAT tax rate from 20 to 21%. Taxation of income from financial instruments is set to 20% (with the exception of public debt instruments which remain taxed at 12.5 per cent). The increase in taxation on oil products, which had been introduced on a temporary basis, is now permanent. Further measures have been introduced to fight tax evasion, including limiting cash transactions to amounts below €2,500 and harsher penalties in case of payment of professional services without proper invoicing. In addition, higher revenues are expected from lottery and excise taxes. A special tax on the energy sector is introduced to lighten the burden of cuts to local governments in the first year and then contribute to the overall correction later on. A 3% tax surcharge is introduced for incomes above €300,000.

Significant reforms are introduced to enhance potential growth. The structure of central and local government and administration is considerably simplified and its costs reduced. A constitutional amendment is foreseen for the elimination of one layer of government, i.e. Provinces. Competition in local public services is strengthened by limiting the direct ownership of public utilities by local authorities and incentivizing privatization of government-owned companies. Other measures relate to the reduction of red tape for firms and the allowance of more flexible labor contracts strengthening the bargaining at company level. A mandate is given to the Government to reorganize the structure of judicial offices with the aim of cutting expenditure as well as increasing efficiency.

Finally, the Government has already started the Constitutional process of introducing a balanced budget rule.

The following table shows the overall fiscal adjustment expected from the measures introduced by Law Decree No. 98 of 2011 and Law Decree No. 138 of 2011.

Overall Fiscal Adjustment 2011-2014

	2011	2012	2013	2014
Net Increase in Revenues (€ in billions)	2.6	16.7	19.4	18.8
of which
increase in VAT (€ in billions)	0.7	4.2	4.2	4.2
new taxation of financial instruments (€ in billions)	0.0	1.4	1.5	1.9
excise, lotteries, stamp duties etc. (€ in billions)	1.2	5.4	7.8	6.6
local tax on energy sector (€ in billions)	0.0	1.8	0.9	0.9
Net Decrease in Expenditure (€ in billions)	0.2	7.6	18.9	21.0
of which
cuts in ministries expenditure (€ in billions)	1.7	7.4	6.3	5.0
transfer to local governments (€ in billions)	0.0	4.2	6.4	6.4
pensions (€ in billions)	0.0	1.0	3.5	3.4
Cuts in tax expenditure (safeguard) (€ in billions)	0.0	4.0	16.0	20.0
Impact on Primary Balance (€ in billions)	2.8	28.3	54.3	59.8
% of GDP	0.2	1.7	3.3	3.5

Source: Ministry of Economy and Finance.

The following table shows selected results and projections in the Update to the Economic and Financial Document of 2011 (of September 22, 2011) and in the 2011 Stability Programme (reflecting additional net measures in 2013 and 2014 correcting the primary balance by approximately 2.3 per cent of GDP).

Selected Public Finance Indicators

	2009	2010	2011	2012	2013	2014
	as % of GDP
Updated Public Finance Indicators
Net borrowing	(5.4)	(4.6)	(3.9)	(1.6)	(0.1)	0.2
Public debt including euro area financial support(1)	116.1	119.0	120.6	119.5	116.4	112.6
Net correction 2011-2014			0.2	1.7	3.3	3.5

2011 Stability Programme
Net borrowing	(5.4)	(4.6)	(3.9)	(2.7)	(1.5)	(0.2)
Public debt net of euro area financial support	116.1	118.8	119.3	118.5	116.1	112.3
Public debt including euro area financial support(1)	116.1	119.0	120.0	119.4	116.9	112.8

(1)

Estimates include the effects of Italy’s contribution to the three-year plan to support Greece based on the conditions fixed on June 14, 2011, and Italy’s share of the issues of the EFSF facility through August 31, 2011. The estimates do not include any debt issues by the EFSF after August 31, 2011 or possible capital contributions paid for setting up the European Stability Mechanism as of June 2013.

Source: Update to the Economic and Financial Document of 2011; 2011 Stability Programme.

Toward the end of 2009, strong pressure emerged on markets of government bonds of several European countries. In particular, the government deficits of various European countries had increased over the years and in 2009 reached alarming levels. These countries were affected by a strong recession and in some cases their credit rating was lowered. Greece was affected by the emergence of serious problems in its public finance and the Greek government faced growing difficulty in refinancing its public debt as it matured. No solution at the EU level was found because the Maastricht Treaty does not allow the ECB to grant loans to the euro Member States nor the national central banks to grant loans to each other.

Financial Support in the Euro Area. In May 2010, the EU member states intervened on a coordinated bilateral basis through a three-year plan to provide loans to Greece, with a total of €80 billion committed by EU countries and a further €30 billion by the International Monetary Fund (the “IMF”). The plan provided a total commitment of €14.7 billion by Italy from 2010 to 2013. As of December 31, 2010, Italy had funded an aggregate of approximately €4 billion of its commitment. After the establishment of the loan package for Greece, the euro member states intervened institutionally, through the creation of the European Financial Stability Facility (the “EFSF”), a facility with capacity of €440 billion. The EFSF issues bonds guaranteed by each Member State based on each Member State’s participation in the ECB’s share capital and Italy’s share of the total commitment to the EFSF is approximately 18 per cent. Pursuant to a ruling of Eurostat, the financings granted by EFSF cause an increase of public debt of the countries participating in the financing grant, based on their participation in the ECB’s share capital. The EFSF financings are combined with those from the European Financial Stabilization Mechanism (the “EFSM”), a €60 billion facility organized by the European Commission, and additional financings from the IMF. When the EFSM is activated, it allows the Commission to borrow in financial markets on behalf of the Union and then lend the proceeds to the beneficiary Member State. All interest and loan principal is repaid by the beneficiary Member State via the Commission. The EU budget guarantees the repayment of the bonds in case of default by the borrower. The bonds issued by the EU are supported by the EU’s unconditional commitment to honor its legal obligations to its lenders, by the European Commission’s right to draw on Member States’ resources to ensure that sufficient budget revenues are available at all times for the debt service and by the Member States’ obligation to balance the EU’s budget. The EFSF, EFSM and IMF can only act after a support request is made by a euro area Member State and a country program has been negotiated with the European Commission and the IMF. This occurs when the country is unable to borrow in the markets at acceptable rates. Any financial assistance by the EFSF, EFSM and IMF to a country in need is linked to strict policy conditions. EFSF and EFSM may only grant new financings until June 2013; after this date, only existing financings may be administered.

From July 2013, the European Stability Mechanism (“ESM”), a facility with capacity of €500 billion, will assume the role of the EFSF and the EFSM. The ESM will have a subscribed capital of €700 billion, of which €80 billion will be paid-in capital provided by the euro area Member States and €620 billion will be committed callable capital and guarantees from euro area Member States, who will commit to maintain a minimum 15 percent ratio of paid-in capital to outstanding amount of ESM issuances in the transitional phase from 2013 to 2017. Eurostat has ruled that the ESM may be considered as an international organization, therefore its debt issuances are not expected to result in an increase of the euro area Member States’ government debt. The ESM will grant financings to requesting countries in the euro area under strict conditions and following a debt sustainability analysis; should this analysis show an insolvency situation, the requesting country will be required to negotiate a debt restructuring plan with its creditors to obtain the financing. In order to facilitate this negotiation, all government debt securities with maturity of more than one year issued in or after June 2013 will be required to bear collective action clauses allowing a qualified majority of creditors to agree upon a restructuring of the payment terms by an agreement binding for all creditors. These clauses will be standardized for all euro area Member States and will include an aggregation clause enabling a supermajority of bondholders across multiple bond issues (subject to such aggregation clause and governed by the law of the same jurisdiction) to include a majority action clause where the majority of creditors needed to approve the restructuring would not be attained within a single bond issue. However, euro area Member States will be allowed to refinance bonds issued before June 2013 under the preexisting terms, without collective action clauses.

Gross Domestic Product

From 2004 to 2007, Italy recorded a recovery in real GDP growth as the world economy began expanding following the slowdown in the three prior years. However, GDP grew at a slower rate than the average recorded in the euro area, mainly due to Italy’s continuing inability to introduce structural reforms necessary to address its unfavorable specialization in export goods, its lack of adequate infrastructure and inflexible labor market. In 2008, Italy’s real GDP decreased of 1.3 per cent. The fall in real GDP recorded in 2008 was driven by a significant decline in exports coupled with a contraction in domestic demand and gross fixed investment reflecting weakening consumer and business confidence resulting from the global financial and economic crisis.

In 2010, Italy’s real GDP increased by 1.3 per cent, compared to a 5.2 per cent decrease in 2009 and better by 0.1 per cent of the official forecast. Domestic demand sustained the recovery. Private consumption contributed to the GDP growth by 0.6 per cent, fixed investment contributed to the GDP growth by 0.5 per cent and an increase in inventories contributed to the GDP growth by 0.7 per cent. Net exports provided a negative contribution to GDP growth by 0.4 per cent. Even exports of goods and services grew by 9.1 per cent in volume in 2010, sustained by the rise in exports of chemicals and transport equipment. The limited growth is due to both the industrial and the services sectors, in particular services rendered by the public administration which were impacted by budget limitations.

An improvement in the long-term outlook for recovery in GDP growth depends on the successful adoption of government-designed policies to:

•	promote investment in infrastructure and strategic geographic areas;

•	foster market liberalization and reduce administrative bureaucratic charges and procedures;

•	reduce the tax burden;

•	preserve the private sector purchasing power; and

•	undertake structural measures to contain the growth of government expense.

The following tables set forth information relating to nominal (unadjusted for changing prices) GDP and real GDP and expenditures for the periods indicated.

GDP Summary

	2006	2007	2008	2009	2010
Nominal GDP (€ in millions)	1,485,377	1,546,177	1,567,761	1,519,702	1,548,816
Real GDP (€ in millions)(1)	1,270,126	1,288,953	1,271,897	1,205,536	1,221,159
Real GDP % change	2.0	1.5	(1.3)	(5.2)	1.3
Population (in thousands)	58,435	58,880	59,336	59,752	60.626

Nominal per capita GDP (euro)	25,419	26,260	26,422	25,433	25,546
Real per capita GDP (euro)(1)	21,736	21,891	21,436	20,175	20,142

(1)	Constant euro with purchasing power equal to the average for 2000.

Source: Bank of Italy and ISTAT.

Real GDP and Expenditures

	2006	2007	2008	2009	2010
	(€ in millions)
Real GDP(1)	1,270,126	1,288,953	1,271,897	1,205,536	1,221,159
Add: Imports of goods and services(1)	361,750	375,442	358,817	309,590	341,998
of which
Goods(1)	287,855	294,915	278,986	241,013	273,007
Services(1)	73,934	80,888	80,490	69,086	68,973
Total supply of goods and services(1)	1,630,192	1,662,693	1,629,016	1,512,538	1,559,224
Less: Exports of goods and services(1)	354,447	370,594	354,669	289,423	315,823
of which
Goods(1)	286,192	300,251	288,158	232,464	255,236
Services(1)	68,178	70,261	66,404	57,017	60,609

Total goods and services available for domestic expenditure(1)(2)	1,275,745	1,292,099	1,274,347	1,223,115	1,243,401

Domestic expenditure
Private sector consumption(1)	745,774	753,779	747,890	734,083	741,179
Public sector consumption(1)	254,328	256,700	258,071	260,692	259,246

Total domestic consumption(1)	1,000,102	1,010,479	1,005,961	994,775	1,000,425
Gross fixed investment(1)	270,257	274,853	264,338	232,970	238,817
Total domestic expenditures(1)(2)	1,270,359	1,285,332	1,270,299	1,227,745	1,239,242

(1)	Constant euro with purchasing power equal to the average for 2000.

Source: ISTAT.

Real GDP and Expenditures

	2006	2007	2008	2009	2010
	as % of real GDP
Real GDP	100.0%	100.0%	100.0%	100%	100%
Add: Imports of goods and services(1)	28.5%	29.1%	28.2%	25.7%	28.0%
Total supply of goods and services(1)	128.3%	129.0%	128.0%	125.4%	127.7%
Less: Exports of goods and services(1)	27.9%	28.7%	27.9%	24.0%	25.9%
Total goods and services available for domestic expenditure(1)(2)	100.4%	100.2%	100.2%	101.5%	101.8%

	as % of real GDP
Domestic expenditure
Private sector consumption(1)	58.7%	58.4%	58.8%	60.9%	60.7%
Public sector consumption(1)	20.0%	19.9%	20.3%	21.6%	21.2%
Total domestic consumption(1)	78.7%	78.4%	79.1%	82.5%	81.9%
Gross fixed investment(1)	21.3%	21.3%	20.8%	19.3%	19.6%
Total domestic expenditure(1)(2)	100.0%	99.7%	99.9%	101.9%	101.5%

Source: ISTAT

Private Sector Consumption. Consumer households’ prudence in spending reflected the weakness of real disposable income, down by 0.5 per cent in 2010 and by 4.6 per cent over the last three years. The slight recovery in nominal income, up by 1.0 per cent compared with a contraction of 3.1 per cent in 2009, was more than offset by inflation. Taking into account the erosion of the real value of net financial assets owing to the increase in expected inflation, the decline in real disposable income comes to 1.6 per cent.

In 2010, Italian household consumption increased by just 1.0 per cent in volume, ending two years of contraction. Purchases of semi-durable goods rose by 4.1 per cent, driven by spending on clothing, compared to a fall by 5.8 per cent in 2009. Those of non-durables, up by 1.0 per cent, were dampened by the stagnation of food expenditure, against a drop by 3.2 per cent in 2009. Durable goods purchases continued to fall (1.9 per cent in 2010 and 2.8 per cent in 2009) and have dropped by almost 12 per cent in total in the past three years. The contraction in 2010 was attributable to the decline of 13.1 per cent in expenditure on transport equipment after the tax incentives for new motor vehicles expired, which was partly offset by a recovery of 22.0 per cent in purchases of mobiles and telephone equipment. Spending on services grew by 0.9 per cent, boosted by expenditure on recreation and culture.

In the euro area, private sector consumption decreased too and all the main categories of consumption were affected.

Private sector consumption represented 60.9 per cent of GDP in 2009 and 60.7 per cent of GDP in 2010. In 2010 it accounted a 1.8 per cent contraction, compared to a 1.0 per cent increase in 2009. Private sector consumption, in the euro area, increased of 0.8 per cent in 2010. The contribution to the GDP growth was 0.6 per cent in 2010 compared to a negative 1.1 per cent in 2009.

Public Sector Consumption. Public sector consumption, or the expenditure on goods and services by the general government, decreased by 0.6 per cent in 2010, compared to a 1.0 percent increase in 2009. In 2010, public sector consumption represented 21.6 per cent of real GDP in 2009 and 21.2 per cent in 2010. The contribution to the GDP growth was negative of 0.1 per cent in 2010 compared to 0.2 per cent in 2009.

Gross Fixed Investment. Gross fixed investment increased by 2.5 per cent in 2010, compared to a 11.9 per cent decrease in 2009. The increase in gross fixed investment in 2010 reflects the increase in expenditure for capital assets (plant, equipment, transport means, intangible assets) of 9.6 per cent, partially offset by the continued decrease in expenditure for construction of 3.7 per cent. The propensity to invest (calculated comparing to the GDP at prices of the prior year) remained stable at 19.3 per cent, still lower by more than one percentage point than the average in the last decade. Investment net of amortization, notwithstanding the 14.7 per cent increase in 2010, remain at low levels. The increase in expenditure for capital assets, favored by the recovery in world demand and by less restrictive conditions in the credit supply, was concentrated in the first six months of the year, sustained by the tax incentives introduced in 2009 by Law Decree No. 78, which expired in June 2010. As mentioned above, the decrease in investment in construction continued in 2010 but a slight increase was recorded in the second six months of the year, in particular in the residential sector. In 2010, the fall in home sales ceased and increased by 0.4 per cent, after a decrease of more than 25 per cent in the course of the recession; home prices remained stable in nominal terms. In 2010, gross fixed investment represented 19.6 per cent of real GDP and its increase contributed to real GDP growth by 0.5 per cent compared to a negative contribution of 2.5 per cent in 2009.

Net Exports. After plummeting by 18.4 per cent in 2009, exports of goods and services grew by 9.1 per cent in volume last year, sustained by the rise in exports of chemicals and transport equipment. The slow recovery of Italian exports reflects their geographical composition, as they are concentrated in outlet markets that have shown less growth than today’s most dynamic areas, notably the Asian emerging countries Even though structural factors limit the competitiveness of domestic firms, between 2009 and 2010, the competitiveness of Italian goods, measured on the basis of manufacturing producer prices, improved by 3 percentage points. In 2010, imports of goods and services increased by 10.5 per cent in volume; the 13.3 per cent rise in imports of goods alone was partly offset by a small decline in services. A relatively strong boost came from purchases of photovoltaic products, partly to take advantage of government incentives for the production of renewable energy before they were modified at the beginning of 2011. For more information on exports and imports, see “The External Sector of the Economy — Foreign Trade.”

Regional GDP. In the period between 2001 and 2008, average annual real GDP growth in southern Italy was 0.4 per cent, compared to 0.8 per cent in northern and central Italy. While regional GDP grew at a comparable rate in southern, northern and central Italy during the five years ending December 31, 2005, GDP growth in northern and central Italy was significantly faster in 2006 and 2007 than in southern Italy. However, in 2008, real GDP decreased by 1 per cent in northern and central Italy and 1.1 per cent in southern Italy; in 2009 real GDP decreased by 11.2 per cent in northern Italy, by 4.2 per cent in the central Italy and by 4.5 per cent in southern Italy. During 2000-2009, the average per capita GDP in southern Italy increased from 56 per cent to 58 per cent of the average per capita GDP in northern and central Italy. In 2010, the GDP growth mainly benefited the northern regions. In the North-West region, real GDP increased by 1.7 per cent in 2010, compared to a 6.0 per cent decrease in 2009. In the North-East region, real GDP increased by 2.1 per cent in 2010, compared to a 5.6 per cent decrease in 2009. In the Center region, real GDP increased by1.2 per cent in 2010, compared to a 3.9 per cent decrease in 2009. In the South and Islands, real GDP increased by 0.2 per cent in 2010, compared to a 4.3 per cent decrease in 2009.

Strategic Infrastructure Projects. Italy’s economic infrastructure is still significantly underdeveloped compared to other major European countries.

Italy adopted legislation in 2001 (the “Strategic Infrastructure Law”) providing the Government with special powers to plan and realize those infrastructure projects considered to be of strategic importance for the growth and modernization of the country, particularly the Mezzogiorno. The Strategic Infrastructure Law aims at simplifying the administrative process necessary to award contracts in connection with strategic infrastructure projects and increase the proportion of privately financed projects.

Consistent with the existing policies and in furtherance of the Euro Plus Pact, Italy’s 2011 Stability Programme and National Reform Programme confirm the Government’s commitment to implement several structural reforms and pursue a substantial infrastructure program. In the last decade, beginning with the Strategic Infrastructure Law, progress was made in the planning of public works, starting to overcome historical weakness linked to long procedures due to overlapping powers and responsibilities among different levels of government. From 1990 through 2010, general government investment expenditure averaged 2.4 per cent of GDP in Italy, just below the euro-area average of 2.5 per cent. Italy’s outlay was less than that of France (3.2 per cent) but more than that of Germany (1.9 per cent) and the United Kingdom (1.8 per cent).

The expenditure of the public administration for investments between 2000 and 2009 was in average to 2.3 per cent of GDP and in 2010 was equal to 2.1 per cent of GDP.

Principal Sectors of the Economy

The following tables sets forth value added at market prices by sector and the percentage of such sector of the total value added at market prices.

Value Added at Market Prices by Sector

	2006		2007		2008		2009		2010
	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total	€ in millions	% of Total
Agriculture, fishing and forestry	28,576	2.5%	28,628	2.5%	29,052	2.5%	28,379	2.6%	28,665	2.6%

Industry	250,797	22.1%	255,517	22.1%	246,727	21.6%	208,201	19.3%	218,251	20.0%
of which: manufacturing	222,231	19.6%	226,925	19.7%	216,157	19.0%	181,466	16.9%	189,660	17.3%
Construction	62,064	5.5%	62,379	5.4%	60,612	5.3%	55,949	5.2%	54,023	4.95%

Services	671,240	59.1%	686,847	59.5%	682,004	59.8%	658,922	61.2%	668,089	61.2%
Commerce, repairs and goods for the home	138,071	12.2%	139,851	12.1%	137,217	12.0%	122,949	11.4%	128,111	11.8%

Hotels and restaurants	40,801	3.6%	41,837	3.6%	41,904	3.7%	40,800	3.8%	41,180	3.8%
Transport, storage and communications	92,453	8.1%	94,772	8.2%	93,566	8.2%	90,094	8.4%	91,356	8.4%
Financial and monetary intermediation	56,267	5.0%	61,876	5.3%	62,229	5.4%	62,006	5.8%	62,771	5.7%
Various services to families and businesses	114,567	10.1%	117,427	10.2%	115,338	10.1%	108,974	10.1%	110,948	10.1%

Public administration	68,413	6.0%	68,702	6.0%	68,619	6.0%	68,573	6.4%	68,281	6.3%

Education	54,046	4.8%	54,579	4.7%	54,364	4.8%	54,477	5.1%	54,532	5,0%

Healthcare and other social services	65,137	5.7%	65,667	5.7%	66,415	5.8%	67,080	6.2%	67,304	6.2%

Other public, social and personal services	30,736	2.7%	31,221	2.7%	31,020	2.7%	31,350	2.9%	31,266	2.9%
Domestic services to families and civil unions	10,955	1.0%	11,397	1.0%	11,591	1.0%	11,811	1.1%	11,745	1.1%

Total net of plant leases	1,013,261	89.2%	1,033,936	89.6%	1,018,744	89.3%	951,733	88.4%	968,770	88.7%

Value added at market prices	1,135,681	100.0%	1,154,069	100.0%	1,140,493	100.0%	1,076,071	100.0%	1,092,021	100.0%

(1)	Value added in this table is calculated by reference to market prices of products and services, excluding any taxes on any such products.

Source: Bank of Italy.

Value Added Growth by Sector

	2006	2007	2008	2009	2010
Agriculture, fishing and forestry	(1.1)%	0.2%	1.5%	(2.3)%	1.0%
Industry	4.3%	1.9%	(3.4)%	(15.6)%	4.8%
Manufacturing	3.4%	2.1%	(4.7)%	(16.0)%	4.5%
Construction	1.8%	0.5%	(2.8)%	(7.7)%	(3.4)%
Services	1.9%	2.3%	(0.7)%	(3.4)%	1.4%
Commerce, repairs and goods for the home	0.9%	1.3%	(1.9)%	(10.4)%	4.2%
Hotels and restaurants	3.2%	2.5%	0.16%	(2.6)%	0.9%
Transport, storage and communications	0.0%	2.5%	(1.3)%	(3.7)%	1.4%
Financial and monetary intermediation	6.0%	10.0%	0.6%	(0.4)%	1.2%
Various services to families and businesses	2.7%	2.5%	(1.8)%	(5.5)%	1.8%
Public administration	0.1%	0.4%	(0.1)%	(0.1)%	(0.4)%
Education	0.2%	1.0%	(0.4)%	0.2%	0.1%
Healthcare and other social services	1.6%	0.8%	1.1%	1.0%	0.3%
Other public, social and personal services	2.8%	1.6%	(0.6)%	1.1%	(0.3)%
Domestic services to families and civil unions	3.4%	4.0%	1.7%	1.9%	(0.6)%
Total net of plant leases	2.1%	2.0%	(1.5)%	(6.6)%	1.8%
Value added at market prices	2.0%	1.6%	(1.2)%	(5.6)%	1.5%

Source: Bank of Italy.

Role of the Government in the Economy

Until the early 1990’s, State-owned enterprises played a significant role in the Italian economy. The State participated in the energy, banking, shipping, transportation and communications industries, among others, and owned or controlled approximately 45 per cent of the Italian industrial and services sector and 80 per cent of the banking sector. As a result of the implementation of its privatization program, which started in 1992 and is ongoing, the State exited completely the insurance, banking, telecommunications and tobacco sectors and significantly reduced its interest in the energy sector (principally through sales of shareholdings in ENI S.p.A. (“ENI”) and ENEL S.p.A. (“ENEL”) and in the defense sector (principally through sales of shareholdings in Finmeccanica S.p.A.). See “Monetary System — Banking Regulation — Structure of the Banking Industry” and “Public Finance — Government Enterprises” and “ — Privatization Program.”

Services

In 2010, services represented approximately 51.0 per cent of GDP and 68.9 per cent of total employment. Among the most important service sectors are:

•	commerce, hotels and restaurants, which accounted for 15.6 per cent of GDP in 2010; and

•	transport, storage and communications, which accounted for 8.4 per cent of GDP in 2010.

Transport. Italy’s transport sector has been relatively fast-growing and, during the period from 1980 to 1996, grew at more than twice the rate of industrial production growth. The expansion of the transport sector was largely the result of trade integration with European markets. Historically, motorways and railways have been controlled, directly and indirectly, by the Government, and railways in particular have posted large financial losses. In recent years many of these enterprises have been restructured in order to place them on a sounder financial footing and/or have been privatized.

Roadways are the dominant mode of transportation in Italy. The road network includes, among others, municipal roads that are managed and maintained by local authorities, roads outside municipal areas that are managed and maintained by the State Road Board (“ANAS”) and a system of toll highways that in part are managed and maintained by several concessionaries, the largest of which is controlled by Autostrade S.p.A. (“Autostrade”), which was privatized in 1999.

Italy’s railway network is small in relation to its population and land area. Approximately 30 per cent of the network carries 80 per cent of the traffic, resulting in congestion and under-utilization of large parts of the network. At December 31, 2009 (date for which data are available), there were 20,134 kilometers of railroad track, of which a large majority are controlled by State-owned railways, with the remainder controlled by private firms operating under concession from the Government. In 2010, Italian railways carried 20.5 billion tons-km of freight, a 3.5 per cent decrease compared to 2009 and recorded 43.3 billion passengers-km, a 2.4 per cent decrease compared to 2009. The railway system has historically suffered from overstaffing, high costs and inadequate infrastructure; however, the government has been restructuring the Italian railway system to improve its efficiency, expand the network and upgrade existing infrastructure.

In 1992, the Italian State railway company was converted from a public law entity into a commercial State-owned corporation, Ferrovie dello Stato Italiane S.p.A. or “FS,” with greater autonomy over investment, decision-making and management. In 2010, FS’s revenues amounted to €8,064 million compared to €7,982 million in 2009, representing an increase of 1.0 per cent. Operating costs in 2010 amounts to €6,404 million, compared to €6,532 million in 2009, a decrease mainly due to a continued reduction of labor costs. In 2010, the total expenditure in fixed assets by FS totaled €4,143 million, compared to €5,250 million in 2009, a continued decrease in the last five years. In 2010, FS recorded consolidated net profits of €129 million, compared to €54 million in 2009.

In response to EU directives and intervention by the Italian Antitrust Authority (Autorità Garante della Concorrenza e del Mercato), since March 1999 Italy has been implementing a plan aimed at preparing Italy’s railways for competition. Italy liberalized railway transportation by creating two separate legal entities wholly owned by FS: Trenitalia S.p.A., managing the transportation services business, and Rete Ferroviaria Italiana S.p.A. (“RFI”), managing railway infrastructure components and the efficiency, safety and technological development of the network.

Projects for new high-speed train systems (Treno ad alta velocità, or TAV) linking the principal urban centers of Italy with one another and with neighboring European countries, as well as other infrastructure projects designed to upgrade the railway network, are under way or, in some cases, have been completed. In December 2008, RFI inaugurated the high-speed railway between Milan and Bologna, and in December 2009 completed the Turin - Salerno line and enhanced the Bologna–Firenze and Milano–Novara lines.

Alitalia, which used to be Italy’s national airline, was partially privatized in 1998. Following a capital increase in December 2005, the Ministry of Economy and Finance’s stake decreased to 49.9 per cent. In August 2008, Alitalia filed for protection pursuant to a newly enacted receivership procedure; in December 2008, Alitalia’s extraordinary administrator sold the company’s air transport business for €1 billion to Compagnia Aerea Italiana S.r.l. (“CAI”), a consortium comprising Intesa San Paolo S.p.A. and various Italian investors. In the same period, AP Holding, a subsidiary of the Toto Group, and CAI agreed to transfer ownership of Air One, another airline group, to CAI. Subsequently, CAI integrated Air One’s fleet with the assets taken over from Alitalia, thereby creating a new airline that has been active since January of 2009. Alitalia’s assets excluded from the sale to CAI were transferred to a company that was placed under special administration, with a view to disposing of those assets over time. Italy no longer owns an interest in any air carrier.The liberalization of the railway transportation market in Italy has made substantial progress compared to the rest of Europe, although the Italian Antitrust

Authority has identified regulatory uncertainty as an obstacle to the liberalization process. Access to the national passenger transportation system, which has not yet been liberalized in the EU, is allowed to railway transportation businesses with registered office in Italy and, if controlled by foreign businesses, on a reciprocity basis. As of December 31, 2009 (most recent year for which data is available), the government had granted licenses to 47 private operators, compared to 56 as of December 31, 2008. In 2009, the supply of transportation services on the network managed by RFI was 323.5 million of trains-km, of which 307.2 million were generated by Trenitalia and 15.5 million were generated by other operators with an increase of more than 40% compared to 2008; the supply by other operators, mainly belonging to the largest European conglomerates, amounts to 4.7% of the total supply in terms of trains-km; in the commercial transportation sector, the amount was 24%, a 10% increase compared to 2008.

Communications. In 1997, Parliament enacted legislation to reform the telecommunications market to promote competition in accordance with EU directives. This legislation permits companies to operate in all sectors of the telecommunications market, including radio, television and telephone, subject to certain antitrust limitations, and provides for the appointment of a supervisory authority. The Italian Telecommunication Authority (Autorità per le Garanzie nelle Comunicazioni, or “AGCOM”), consists of eight members appointed by Parliament and a president appointed by the Government. It is responsible for issuing licenses and has the power to regulate tariffs and impose fines and other sanctions. Each fixed and mobile telephony operator must obtain an individual license, which is valid for 15 years and renewable.

Italy’s telecommunications market is one of the largest in Europe. In 2010, the ratio of total active mobile telephone lines to Italy’s population was approximately 150 per cent. The telecommunications market was deregulated in January 1998 and while Telecom Italia, which was privatized in 1997, remains the largest operator, it is facing increasing competition from new operators that have been granted licenses for national and local telephone services. Competition among telecommunications operators has resulted in lower charges and a wider range of services offered. In January 2000, access to local loop telephony was liberalized. Telecom Italia Mobile (“TIM”) remains the largest mobile operator, followed by Vodafone Italia (controlled by the Vodafone Group), Wind, Fastweb, H3G and BT Italia. In 2010, The market share of combined mobile and fixed line communication services are: Telecom Italia 48.9%, Vodafone Italia 21.4%, Wind 13.6%, Fastweb 4.9%, H3G 4.2% and BT Italia 2.7%.

In 1998, the European Parliament authorized EU member countries to grant a limited number of Universal Mobile Telecommunication System, or “UMTS,” licenses for third-generation, or 3G, mobile telephony services, through which companies intend to provide additional and enhanced services including high-speed wireless internet access. The allocation process of UMTS licenses in Italy was implemented by an auction among pre-qualified applicants. In 2000, five UMTS licenses were granted for terms of fifteen years.

Internet and personal computer penetration rates in Italy have grown substantially in recent years. The ratio of personal computers to households increased from 54.3 per cent in 2009 to 57.6 per cent in 2010, while the percentage of households having an internet connection increased from 47.3 per cent in 2009 to 52.4 per cent in 2010 and the percentage of households having a broadband connection increased from 34.5 percent in 2009 to 43.4 per cent in 2010.

Tourism. Tourism is an important sector of the Italian economy. In 2010, tourism revenues, net of amounts spent by Italians traveling abroad, were approximately €8.8 billion, the same amount recorded in 2009. Spending by Italian tourists abroad in 2010 decreased by 4.1 per cent (in real terms) compared to 2009. See “The External Sector of the Economy — Current Account— Invisible Trade.”

Financial Services. The percentage of domestic investment allocated to shares and investment fund units amounted to approximately 27.3 per cent at the end of 2010, compared to 27.8 in 2009. Historically, a significant portion of Italy’s domestic investment has been in public debt. The percentage of domestic investment allocated to debt securities in 2010 was 19.8 per cent, compared to 20.6 per cent in 2009.

The general Italian share price index lost 9 per cent in 2010, while the main euro-area index remained broadly unchanged. The fall of the stock market in Italy mainly reflected the poor performance of financial shares, which account for a larger portion of the Italian index.

Italian household indebtedness as a percentage of disposable income grew from more than 60 per cent at the end of 2009 to 66 per cent at the end of 2010. However, it remains lower than in the euro area where household indebtedness as a percentage of disposable income was equal to 99 per cent in the same period. Lending to residents by banks operating in Italy, increased by 2.8 per cent in 2010, after falling by 0.7 per cent in 2009. For a description of the Italian banking system, see “Monetary System — Banking Regulation.”

Manufacturing

In 2010, the manufacturing sector represented 17.3 per cent of GDP and 18.7 per cent of total employment. In 2010, manufacturing output increased by 4.5 per cent from 2009, compared to a 16.0 per cent decrease in 2009 from 2008.

Italy has compensated for its lack of natural resources by specializing in transformation and processing industries. Italy’s principal manufacturing industries include metal products, precision instruments and machinery, textiles, leather products and clothing, wood and wood products, paper and paper products, food and tobacco, chemical and pharmaceutical products and transport equipment, including motor vehicles.

The number of large manufacturing companies in Italy is small in comparison to other European Union countries. The most significant include Fiat (automobiles and other transportation equipment), Finmeccanica (defense, aeronautics, helicopters and space), Riva (Steel), Luxottica (eyeglasses), Pirelli (tires, cables and industrial rubber products), and Barilla (food). These companies export a large proportion of their output and have significant market shares in their respective product markets in Europe.

Much of Italy’s industrial output is produced by small and medium-sized firms, which also account for much of the economic growth over the past 20 years. These firms are especially active in light industries (including manufacture of textiles, clothing, food, shoes and paper), where they have been innovators, and export a significant share of their production. The profit margins of large manufacturing firms, however, have generally been higher than those of their smaller counterparts. Various government programs (in addition to

EU programs) to support small firms provide, among other things, for loans, grants, tax allowances and support to venture capital entities.

Traditionally, investments in research and development (“R&D”) have been very limited in Italy. Total and corporate R&D spending has continued to be proportionally lower in Italy than in other industrialized countries, reflecting the Italian industry’s persistent difficulty in closing the technology gap with other advanced economies. Total R&D spending in Italy was 1.3 per cent of GDP in 2009 (most recent year for which data is available), compared to 2.8 per cent in Germany, 2.2 per cent in France and 1.9 per cent in the EU.

The following table shows the growth by sector of indexed industrial production for the years indicated.

Industrial Production by Sector

(Index: 2005 = 100)

	2006	2007	2008	2009	2010
Food and tobacco	101.6	102.4	101.8	100.8	102.8
Textiles, clothing and leather	104.9	109.1	105.4	93.6	99.1
Wood, paper and printing	99.7	99.3	93.2	79.8	80.8
Coke and refinery	99.1	99.8	95.2	86.2	89.1
Chemical products	103.5	108.3	100.9	87.7	94.4
Pharmaceutical products	106.6	99.8	103.0	102.9	104.2
Rubber, plastic materials and non-ferrous minerals	100.1	102.7	96.7	76.7	78.5
Metals and ferrous products	101.8	107.1	102.4	72.3	79.5
Electronic and optic materials	103.5	103.3	95.4	84.1	90.0
Electric appliances for household	106.8	104.8	96.6	67.4	76.1
Machinery and equipment	105.8	109.8	106.9	71.5	83.3
Transport means	108.9	117.9	117.9	88.3	91.6
Other industrial products	103.0	106.1	106.7	89.6	97.5
Aggregate Index	103.3	106.3	102.7	82.8	88.5

Source: Bank of Italy.

Energy Consumption

Energy consumption, measured in terms of millions of tons of oil equivalent, or “MTOE,” decreased by 6.0 per cent in 2009, mainly due to a decrease in demand by the manufacturing industry, compared to a 1.3 per cent decrease recorded in 2008. In 2009 (in MTOE), oil represented 40.5 per cent of Italy’s energy consumption compared to 41.4 per cent in 2008, natural gas represented 40.6 per cent of energy consumption compared to 36.3 per cent in 2008, renewable energy resources represented 11.2 per cent compared to 8.9 per cent in 2008, solid combustibles represented 7.2 per cent compared to 8.8 per cent in 2008, and net imported electricity represented 5.5 per cent compared to 4.6 per cent in 2008. In 2009, Italy’s production (in MTOE) of oil, natural gas, renewable energy and solid combustibles represented 15.5 per cent of the national energy consumption; the remaining 84.5 per cent was represented by imports, mainly of oil and natural gas.

The Italian energy sector is governed by regulations that aim to promote competition at the production, transport and sales level. The Electricity and Gas Authority (Autorità per l’Energia Elettrica e il Gas) regulates electricity and natural gas activities with the aim of promoting competition and service quality; it has significant powers, including the power to establish tariffs. Italy’s domestic energy industry includes several major companies in which the government holds an interest.

ENI is the largest oil and gas company in Italy and is engaged in the exploration, development and production of oil and natural gas in Italy and abroad, the refining and distribution of petroleum products, petrochemical products, the supply, transmission and distribution of natural gas and oil field services contracting and engineering. As of December 2010, the Ministry of Economy and Finance held approximately 4 per cent of the share capital of ENI directly and 26 per cent through Cassa Depositi e Prestiti, ENI is a profitable public company and pays dividends regularly. While several companies operate in the gas distribution market, during 2009 natural gas sales by ENI accounted for approximately 51 per cent of domestic consumption.

ENEL is the largest electricity company in Italy and is engaged principally in the generation, importation and distribution of electricity. As of December 2010, the Ministry of Economy and Finance held approximately 31% of the share capital directly. ENEL is a profitable public company and pays dividends regularly.

Cassa Depositi e Prestiti is a privately held corporation in which the Ministry of Economy and Finance “MEF” owns 70 per cent of the shares. Cassa Depositi e Prestiti is engaged in the financing of investments in the public sector, i.e., of the state, the regions, the provinces and the city administrations and other public bodies. Cassa Depositi e Prestiti also holds approximately 30% of the shares in Terna. Formerly owned by ENEL, Terna is a profitable public company that pays dividends regularly, which owns and operates a major portion of the transmission assets of Italy’s national electricity grid.

Construction

In 2010, construction represented 4.9 per cent of GDP and 7.7 per cent of total employment. Investment in construction (characterized, as in the past, by more persistent cyclical fluctuation), continued to contract. It picked up slightly in second half of the year, particularly in the residential sector, which grew for the first time in two years. Housing transactions, which had declined by over 25 per cent during the recession, stopped falling and instead rose by 0.4 per cent in 2010; house prices remained virtually stationary in nominal terms. Investment in non-residential construction, which had decreased by 20.5 per cent since 2004, fell by a further 5.4 per cent, partly owing to the poor performance of public works as a result of tight budget constraints.

Agriculture, Fishing and Forestry

In 2010, agriculture, fishing and forestry increased by 1.0 per cent compared to 2009 and accounted for 2.6 per cent of GDP and 4.0 per cent of total employment. Agriculture’s share of Italian GDP has generally declined with the growth of industrial output since the 1960s. Italy’s average farm size remains less than half the European Union average. Italy is a net importer of all categories of food except fruits and vegetables. The principal crops are wheat (including the durum wheat used to make pasta), maize, olives, grapes and tomatoes. Cereals are grown principally in the Po valley in the north and in the southeast plains, olives are grown principally in central and southern Italy and grapes are grown throughout the country.

Employment and Labor

General. Job creation has been and continues to be a key objective of the Government. Employment, as measured by the average number of standard labor units employed during the year, decreased by approximately 0.7 per cent in 2010, compared to a 2.9 per cent decrease in 2009. A standard labor unit is the amount of work undertaken by a full-time employee over the year and is used to measure the amount of work employed to produce goods and services.

The average unemployment rate was 8.4 per cent in 2010, compared to 7.8 per cent in 2009. In the euro area it has been 10.0 per cent in 2010 compared to 9.5 per cent in 2009.

The following table shows the change in total employment, labour market participation rate and unemployment rate for each of the periods indicated.

Employment

	2006	2007	2008	2009	2010
Employment in standard labor units (% change on prior year)	1.5	1.0	(0.3)	(2.9)	(0.7)
Participation rate (%)(1)	62.7	62.5	63.0	62.4	62.2
Unemployment rate (%)(2)	6.8	6.1	6.7	7.8	8.4

(1)	Participation rate is the rate of population aged 15-64, which excludes the population of age below 15 and over 64.
(2)	It does not include workers paid by Cassa Integrazione Guadagni or Wage Supplementation Fund, which compensates workers who are temporarily laid off or who have had their hours cut.

Source: Bank of Italy.

Employment by sector. In 2010, approximately 68.9 per cent were employed in the service sector, 19.4 per cent were employed in the industrial sector (excluding construction), 7.7 per cent in the construction sector, and 4.0 per cent worked in agriculture, fishing and forestry.

The employment decline between 2009 and 2010 was pronounced in industry excluding construction (a fall of 3.7 per cent in the number of persons employed), in transport, storage and communications (2.4 per cent) and in education (1.5 per cent). Instead the most significant increases were in domestic services (2.3 per cent), agriculture (1.7 per cent) and healthcare (1.0 per cent).

Employment by geographic area and gender. Unemployment in southern Italy has been persistently higher than in northern and central Italy. The unemployment rate in northern Italy declined steadily from and 5.1 per cent in 2000 to 5.3 per cent in 2009 and 5.9 per cent in 2010; in central Italy it fell from and 8.1 per cent in 2000 to 7.2 per cent in 2009 and 7.6 per cent in 2010. In southern Italy unemployment decreased from 18.8 per cent in 2000 to 12.5 per cent in 2009 and 13.4 per cent in 2010.

While unemployment for women in Italy historically has been substantially higher than for men, it has generally decreased at a faster rate (from 13.6 per cent in 2000 to 9.7 per cent in 2010) than for men (from 7.8 per cent in 2000 to 7.6 per cent in 2010). The proportion of economically active women increased from 48.5 per cent in 2000 to 51.1 per cent in 2010, while the participation rate of men decreased from 73.6 per cent in 2000 to 73.3 per cent in 2010.

Government programs and regulatory framework. The Government has adopted a number of programs aimed at correcting the imbalances in employment, particularly between southern Italy and the rest of the country, and reducing unemployment. Recently, as part of the stimulus package for the economy, during 2008, 2009, 2010 and 2011, additional measures and incentives were adopted. See above “ Measures to Address the 2007-2011 Financial and Economic Crisis.”

Through the Cassa Integrazione Guadagni (“CIG”), or Wage Supplementation Fund, the Government guarantees a portion of the wages of workers in the industrial sector who are temporarily laid off or who have had their working hours reduced. Workers laid off permanently as a consequence of restructuring or other collective redundancies are entitled to receive unemployment compensation for a period of 24 months, which is extendable for up to three years for workers nearing retirement age. The number of hours of work paid through CIG increased to 914 million in 2009 and to 1,200 million in 2010.

Prices and Wages

Wages. Unit labor costs have historically been lower in Italy, on average, than in most other European countries. This is due to lower average earnings per employee, combined with higher productivity levels.

Actual earnings per full-time equivalent employee rose by 2.1 per cent in nominal terms for the entire economy in 2010, up from 1.8 per cent in 2009. The acceleration was accounted for by the private sector (where gains quickened from 1.9 to 2.6 per cent), with wage growth speeding up both in industry excluding construction (from 2.8 to 3.6 per cent) and in private services (from 1.0 to 2.1 per cent), against a slowdown in public services (from 1.6 to 1.3 per cent) and in agriculture (from 3.2 to 1.5 per cent). Wage growth mandated by industry-wide collective bargaining agreements averaged 2.1 per cent, one point less than in 2009. The slowdown affected all sectors but was most pronounced in the private service sector. As in 2009, the numerous private service sector contracts signed adhered to the principles laid down in the agreement on the reform of collective bargaining signed in 2009 by business and labour organizations. After rising by 5 per cent per year in 2008-09, unit labour costs in the entire economy declined by 0.5 per cent last year, reflecting the recovery in productivity, which gained 2.5 per cent after losing 2.5 per cent per year in 2008-09. Unit labour costs fell by 5.0 per cent in industry excluding construction, the only sector in which virtually all of the loss of 2008-09 has been recouped. In the private service sector, excluding rentals, unit labour costs fell by about the same rate as in the economy as a whole.

Prices. The European Union harmonized consumer price index (HICP) reflects the change in price of a basket of goods and services taking into account all families resident in a given territory. In 2010, the inflation rate in the euro area as measured by the European Union harmonized consumer price index (HICP) was 1.6 per cent, compared to 0.3 per cent in 2009. Since Italy’s entry into the EMU in 1999, monetary policy decisions are made for all euro zone countries by the European Central Bank. See “Monetary System — Monetary Policy.”

Inflation in Italy, as measured by the European Union harmonized consumer price index (HICP), increased from an average of 0.8 per cent in 2009 to 1.6 per cent in 2010. This mainly reflected the acceleration in the prices of energy products (7.4 per cent, compared to a 8.1 decrease in 2009). Italian inflation, net of this component due to energy costs and measured by the GDP deflator, decreased from 2.3 per cent in 2009 to 0.6 per cent in 2010.

The following table illustrates trends in prices and wages for the periods indicated.

Prices and Wages

	2006	2007	2008	2009	2010
	(percentages)
Cost of Living Index(1)	2.0	1.7	3.2	0.7	1.6
EU Harmonized Consumer Price Index(1)	2.2	2.0	3.5	0.8	1.6
Core Inflation Index(2)	1.8	1.9	2.8	1.6	1.5
Change in per capita wages	2.7	2.4	3.8	1.7	2.0
Change in unit labor costs(3)	1.7	1.3	4.9	5.7	(0.5)

(1)

The cost of living index reflects the change in price of a basket of goods and services (net of tobacco) typically purchased by non-farming families headed by an employee. It differs from the harmonized consumer price index in that the cost of living index is smaller in scope.

(2)	The basket of goods and services used to measure the core inflation index is equivalent to the harmonized consumer price index basket less energy, unprocessed food, alcohol and tobacco products.
(3)	Unit labor costs are per capita wages reduced by productivity gains.

Source: Bank of Italy.

MONETARY SYSTEM

The Italian financial system consists of banking institutions such as commercial banks, leasing companies, factoring companies and household finance companies, as well as non-bank financial intermediaries such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.

Monetary Policy

The Eurosystem and the European System of Central Banks. As of January 1, 1999, which marked the beginning of Stage III of the European Economic and Monetary Union, the 11 countries joining the EMU officially adopted the euro, and the Eurosystem became responsible for conducting a single monetary policy. Greece and Slovenia joined the EMU on January 1, 2001 and on January 1, 2007, respectively. Cyprus and Malta joined the EMU on January 1, 2008 and Slovakia on January 1, 2009. Estonia adopted the euro beginning on January 1, 2011.

The European System of Central Banks (“ESCB”) consists of the ECB, established on June 1, 1998, and the national central banks of the EU Member States. The Eurosystem consists of the 17 national central banks in the euro area and the ECB. So long as there are EU Member States that have not yet adopted the euro (currently Bulgaria, the Czech Republic, Denmark, Hungary, Latvia, Lithuania, Poland, Romania, Sweden and the United Kingdom), there will be a distinction between the 17-country Eurosystem and the 27-country ESCB. The ten national central banks of non-participating countries do not take part in the decision-making of the single monetary policy; they maintain their own national currencies and conduct their own monetary policies. The Bank of Italy, as a member of the Eurosystem, participates in Eurosystem decision-making.

The Eurosystem is principally responsible for:

•

defining and implementing the monetary policy of the euro area, including fixing rates on the main refinancing lending facility (regular liquidity-providing reverse transactions with a weekly frequency and a maturity of two weeks, executed by the national central banks on the basis of standard tenders), the marginal lending facility (overnight liquidity facility provided to members of the Eurosystem by the national central banks against eligible assets, usually with no credit limits or other restrictions on access to credit) and the deposit facility (overnight deposit facility with the national central banks available to members of the Eurosystem, usually with no deposit limits or other restrictions);

•	conducting foreign exchange operations and holding and managing the official foreign reserves of the euro area countries;

•	issuing banknotes in the euro area;

•	promoting the smooth operation of payment systems; and

•	cooperating in the supervision of credit institutions and the stability of the financial system.

The ESCB is governed by the decision-making bodies of the ECB which are:

•	the Executive Board, composed of the President, Vice-President and four other members, responsible for implementing the monetary policy formulated by the Governing Council;

•

the Governing Council, composed of the six members of the Executive Board and the governors of the 16 national central banks, in charge of implementing the tasks assigned to the Eurosystem and formulating the euro area’s monetary policy; and

•

the General Council, composed of the President and the Vice-President of the ECB and the governors of the 27 national central banks of the EU Member States. The General Council contributes to the advisory functions of the ECB and will remain in existence as long as there are EU Member States that have not adopted the euro.

The ECB is independent of the national central banks and the governments of the Member States and has its own budget, independent of that of the EU; its capital is not funded by the EU but has been subscribed and paid up by the national central banks of the Member States that have adopted the euro, pro-rated to the GDP and population of each such Member State. The ECB has exclusive authority for the issuance of currency within the euro area. As of January 1, 2011, the ECB had subscribed capital of approximately €10.8 billion and paid up capital of approximately €5.3 billion. On December 16, 2010, the ECB decided to increase its subscribed capital to the current amount, following an assessment of the adequacy of statutory capital conducted in 2009. The capital increase was deemed appropriate by the ECB in view of increased volatility in foreign exchange rates, interest rates and gold prices as well as credit risk. As January 1, 2011, the Bank of Italy had subscribed for €1.3 billion and paid up approximately €928.2 million , based on its 12.5 per cent capital key.

The Bank of Italy. The Bank of Italy, founded in 1893, is the lender of last resort for Italian banks and banker to the Treasury. It supervises and regulates the Italian banking industry and operates services for the banking industry as a whole. It also supervises and regulates non-bank financial intermediaries. At December 31, 2010, the Bank of Italy had assets of €332.9 billion, held gold in the amount of €83 billion (including gold receivables) and reserves of €21.1 billion.

The ECB’s Monetary Policy. The primary objective of the ESCB is to preserve the euro’s purchasing power and consequently to maintain price stability in the euro area. In October 1998 the Governing Council announced the ECB monetary strategy and provided a quantitative definition of price stability, which has been defined as an annual increase in the Harmonized Index of Consumer Prices (HICP) for the euro area of below 2 per cent. Despite short-term volatility, price stability is to be maintained over the medium term. Moreover, in order to assess the outlook for price developments and the risks for future price stability, a two-pillar approach was adopted by the ECB.

The first pillar assigns a prominent role to money supply, the growth rate of which is measured through a broad monetary aggregate called M3. This monetary reference aggregate consists of currency in circulation, overnight deposits, deposits with an agreed maturity up to two years, deposits redeemable at a period of notice up to three months, repurchase agreements, debt securities of up to two years, money market fund shares and money market paper. In December 1998, the Governing Council set the first quantitative reference value for M3 growth, at an annual growth rate of 4.5 per cent. This reference value was confirmed by the Governing Council in 1999, 2000, 2001 and 2002. On May 8, 2003, the Governing Council decided to stop its practice of reviewing the reference value annually, given its long-term nature.

The second pillar consists of a broad assessment of the outlook for price developments and the risks to price stability in the euro area and is made in parallel with the analysis of M3 growth in relation to its reference value. This assessment encompasses a wide range of financial market and other economic indicators, including macroeconomic projections.

Based on a thorough analysis of the information provided by the two pillars of its strategy, the Governing Council determines monetary policy aiming at price stability over the medium term.

The ECB’s monetary and exchange rate policy is aimed at supporting general and economic policies in order to achieve the economic objectives of the EU, including sustainable growth and a high level of employment without prejudice to the objective of price stability.

ECB Interest Rates. As a result of the global economic slowdown in 2001 and the weakness of the economy in the euro area in 2002 and the first half of 2003, the Governing Council progressively lowered interest rates by a total of 275 basis points, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 2.00 per cent, 3.00 per cent and 1.00 per cent, respectively, in June 2003. These rates remained unchanged until December 2005. The euro area experienced sustained economic growth from 2006 through the first quarter of 2008. The Governing Council of the ECB determined that given the euro area’s monetary and credit growth, upside risks to price stability over the medium term prevailed. The euro area experienced sustained economic growth from 2006 through the first quarter of 2008 and the Governing Council raised interest rates on several occasions during 2006, 2007 and 2008, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 4.25 per cent, 5.25 per cent and 3.25 per cent, respectively, in July 2008. During the last quarter of 2008 and the first half of 2009, as a result of the crisis in the banking system, the recession in the global economy and diminishing inflation, the Governing Council reduced interest rates on several occasions, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 1.00 per cent, 1.75 per cent and 0.25 per cent, respectively, in May 2009. In April 2011 and again in July 2011, the Governing Council, having considered that the pace of monetary expansion was gradually recovering, while monetary liquidity remained ample and could accommodate price pressures, lowered the interest rates, with interest rates on minimum bid rate on main refinancing operations, marginal lending and deposit facilities reaching 1.50 per cent, 2.25 per cent and 0.75 per cent, respectively.

The following table shows the movement in the interest rate on main refinancing operations and on marginal lending and deposit facilities from 2006 to the date of this document.

		Main Refinancing Operations
Effective date	Deposit Facility % interest rate	Fixed rate tenders	Variable rate tenders – minimum bid rate	Marginal lending facility % interest rate
2006
March 8	1.50		2.50	3.50
June 15	1.75		2.75	3.75
August 9	2.00		3.00	4.00
October 11	2.25		3.25	4.25
December 13	2.50		3.50	4.50
2007
March 14	2.75		3.75	4.75
June 13	3.00		4.00	5.00
2008
July 9	3.25		4.25	5.25
October 8	2.75			4.75
October 9	3.25			4.25
October 15	3.25	3.75		4.25
November 12	2.75	3.25		3.75
December 10	2.00	2.50		3.00
2009
January 21	1.00	2.00		3.00
March 11	0.50	1.50		2.50
April 8	0.25	1.25		2.25
May 13	0.25	1.00		1.75
2010
—	—	—	—	—
2011
April 13	0.50	1.25		2.00
July 13	0.75	1.50		2.25

Source: European Central Bank

ECB Money Supply and Credit. The three-month moving average of twelve-month euro money supply growth, or M3, a measure that is used to evaluate the divergence from the ECB’s 4.5 per cent reference growth rate. In 2008, as a result of lower interest rates and investor preference for liquid assets, the growth in the M3 money supply in the euro area diminished steadily to a twelve-month rate of 5.1 per cent in March 2009. In 2009, the twelve-month rate of growth in the M3 monetary aggregate diminished steadily and from the final part of the year was negative for the first time since the launch of the third phase of European Monetary Union (-0.3 per cent in December and -0.1 per cent in March 2010, compared with 7.6 per cent growth at the end of 2008). The slowdown reflected reallocation from the less liquid monetary assets included in M3 (such as debt securities issued with maturity up to 2 years and money market fund units) towards long-term securities in a context characterized by a steep yield curve. Households gradually reduced the rate at which they were accumulating deposits included in M3, while non-financial companies began rebuilding reserves of liquidity from the second half onwards, in concomitance with the gradual improvement in the economic outlook. The M3 growth rate declined to 1.7 per cent in December 2010.

The twelve-month rate of growth in the M3 money supply turned positive midway through 2010 and gradually increased in the second half of the year and the first few months of 2011. The persistently slow expansion of the money supply reflects the continuing weakness of economic activity and, in some countries, the large outflow of funds from the banking system. The gradual recovery was due in part to the flattening of the yield curve, which favoured portfolio reallocation from assets not included in M3 to the more liquid assets included in the aggregate; the widening of the negative yield spread between overnight deposit rates and rates on the other deposits included in M3 encouraged reallocation towards the latter.

Exchange Rate Policy

Under the Maastricht Treaty, the ECB and ECOFIN are responsible for foreign exchange rate policy. The Council formulates the general orientation of exchange rate policy, either on the recommendation of the Commission, following consultation with the ECB, or on the recommendation of the ECB. However, the Council’s general orientation cannot conflict with the ECB’s primary objective of maintaining price stability. The ECB has exclusive authority for effecting transactions in foreign exchange markets.

Banking Regulation

Regulatory Framework. Italian banks fall into one of the following categories:

•	joint stock banks; or

•	co-operative banks.

Pursuant to the principle of “home country control,” non-Italian EU banks may carry out banking activities and activities subject to “mutual recognition” in Italy within the framework set out by EU Directive No. 2006/48/EC and Directive No. 2006/49/EC (collectively known as Capital Requirements Directive, or CRD 1), as amended by Directive 2009/27/EC, Directive 2009/83/EC and Directive 2009/111/EC (collectively known as CRD 2), and by Directive 2010/76/EU (known as CRD 3). Under the principle of “home country control,” a non-Italian EU bank remains subject to the regulation of its home-country supervisory authorities. It may carry out in Italy those activities described in the aforesaid Directives that it is permitted to carry out in its home country, provided the Bank of Italy is informed by the entity supervising the non-Italian EU bank. Subject to certain authorization requirements, non-EU banks may also carry out banking activities in Italy.

Deregulation and Rationalization of the Italian Banking Industry. Historically, the Italian banking industry was highly fragmented and characterized by high levels of State ownership and influence. During the 1980s, Italian banking and European Community authorities began a process of deregulation. The principal components of deregulation at the European level are set forth in EU Directives and provide for:

•	the free movement of capital among member countries;

•	the easing of restrictions on new branch openings;

•	the range of domestic and international services that banks are able to offer throughout the European Union; and

•	the elimination of limitations on annual lending volumes and loan maturities.

The effect of the deregulation, in the context of the implementation of the EU Directives, has been a significant increase in competition in the Italian banking industry in virtually all bank and bank-related services. The Consolidated Banking Law. In 1993, the Consolidated Banking Law consolidated most Italian banking legislation into one statute. Provisions in the Consolidated Banking Law relate, inter alia, to the role of supervisory authorities, the definition of banking and related activities, the authorization of banking activities, the scope of banking supervision, special bankruptcy procedures for banks and the supervision of financial companies. Banking activities may be performed by banks, without any restriction as to the type of bank. Furthermore, subject to their respective bylaws and applicable regulations, banks may engage in all the business activities that are integral to banking.

The Draghi Law. The Draghi Law (Legislative Decree No. 58 of February 24, 1998) entered into force in 1998 and introduced a comprehensive regulation of investment services, securities markets and publicly traded companies. While the Draghi Law did not significantly amend Italian legislation governing the banking industry, it is generally applicable to Italian publicly traded companies and it has implemented the EU directives on securities. In particular, the Draghi Law introduced a comprehensive regulation of investment services and collective investment management which applies to banks, investment firms and asset managers.

Directive 2004/39/EC - The Markets in Financial Instruments EU Directive (MiFID). The MiFID came into force on November 1, 2007, replacing the existing Investment Services Directive (Directive 93/22/EEC). The purpose of the MiFID is to harmonize rules governing the operation of regulated markets. The MiFID resulted in significant changes to the regulation of financial instruments and widened the range of investment services and activities that firms can offer in EU Member States other than their home state. In addition, the MiFID:

•	provides for tailored disclosure requirements, depending on the level of sophistication of investors;

•	establishes detailed standards for fair dealings and fair negotiations between investment firms and investors;

•	introduces the operation of multilateral trading facilities as a new core investment service; and

•	extends the scope of the definition of financial instruments to include commodity derivatives, credit derivatives and swap agreements.

The MiFID also sets out detailed requirements governing the organization of investment firms and their conduct of business.

Further to the implementation of the MiFID in Italy, the Italian Stock Exchange Commission (“Consob”) and the Bank of Italy adopted a joint regulation coordinating their respective supervisory competences with regard to the Italian financial markets and the institutions operating in those markets.

Supervision. Supervisory authorities, in accordance with the Consolidated Banking Law, include the Inter-Ministerial Committee for Credit and Savings (Comitato Interministeriale per il Credito e il Risparmio, or “CICR”), the Ministry of Economy and Finance and the Bank of Italy. The principal objectives of supervision are to ensure the sound and prudent management of the institutions subject to supervision and the overall stability, efficiency and competitiveness of the financial system.

The CICR. The CICR is composed of the Minister of Economy and Finance who acts as chairman, the Minister of International Trade, the Minister of Agriculture and Forest Policies, the Minister of Economic Development, the Minister of Infrastructure, the Minister of Transportation and the Minister of EU Policies. The Governor of the Bank of Italy, although not a member of the CICR, attends all meetings of the CICR but does not have the right to vote at such meetings. Where provided for by the law, the CICR establishes general guidelines that the Bank of Italy must follow when adopting regulations applicable to supervised entities.

The Ministry of Economy and Finance. The Ministry of Economy and Finance has certain powers in relation to banking and financial activities. It sets eligibility standards to be met by holders of equity interests in the share capital of a bank and the level of professional experience required of directors and executives of banks and other financial intermediaries. The Ministry of Economy and Finance may, in cases of urgency, adopt measures that are generally within the sphere of CICR’s powers and may also issue decrees that subject banks and other supervised entities to mandatory liquidation (liquidazione coatta amministrativa) or extraordinary management (amministrazione straordinaria), upon the proposal of the Bank of Italy.

The Bank of Italy. The Bank of Italy supervises banks and certain other financial intermediaries through its regulatory powers (in accordance with the guidelines issued by the CICR). The Consolidated Banking Law identifies four main areas of oversight: capital requirements, risk management, acquisitions of participations, administrative and accounting organization and internal controls, and public disclosure requirements. The Bank of Italy also regulates other fields, such as transparency in banking and financial transactions of banks and financial intermediaries, international payments, money laundering and terrorism financing. The Bank of Italy supervises banks and other supervised entities by, inter alia, authorizing the acquisition of shareholdings in banks in excess of certain thresholds and exercising off-site and on-site supervision. Certain acquisitions by non-EU entities based in jurisdictions that do not contemplate reciprocal rights by Italian banks to purchase banks based in those jurisdictions, may be denied by the President of the Council of Ministers, upon prior notice to the Bank of Italy.

On-site visits carried out by the Bank of Italy may be either “general” or “special” (directed toward specific aspects of banking activity). Matters covered by an on-site visit include the accuracy of reported data, compliance with banking laws and regulations, organizational aspects and conformity with a bank’s own bylaws.

The Bank of Italy requires all banks to report periodic statistical information related to all components of their non-consolidated balance sheet and consolidated accounts. Other data reviewed by the Bank of Italy include minutes of meetings of each bank’s board of directors. Banks are also required to submit any other data or documentation that the Bank of Italy may request.

In addition to its supervisory role, the Bank of Italy – as the Italian Central Bank – performs monetary policy functions by participating in the European System of Central Banks, and acts as treasurer to the Italian Ministry of Economy and Finance. It also operates services for the banking industry as a whole, most notably the Credit Register (Centrale dei Rischi), a central information database on credit risk.

On December 28, 2005, a new law was introduced to modify the competences and organization of the Bank of Italy. In particular, while prior to the reform the Governor was appointed for an indefinite term, in accordance with the new legal framework, the Governor of the Bank of Italy is now appointed for a 6 year term, and may be reappointed only once. In addition, the new law transferred most of the competences of the Bank of Italy regarding competition in the banking sector to the Antitrust Authority, although joint clearance of the Bank of Italy and the Antitrust Authority is required in case of mergers and acquisitions.

Reserve Requirements. Pursuant to ECB, ESCB and EU regulations, each Italian bank must deposit with the Bank of Italy an interest-bearing reserve expressed as a percentage of its total overnight deposits, deposits with an agreed maturity of up to and including two years, deposits redeemable at notice of up to and including two years, debt securities with an original maturity of up to and including two years.

Risk-Based Capital Requirements and Solvency Ratios. Capital adequacy requirements are mainly governed by the CRD 1, as amended by the CRD 2 and CRD 3, the Consolidated Banking Law, CICR Regulations and other implementing regulations issued by the Bank of Italy (Nuove disposizioni di vigilanza prudenziale per le banche). The CRD 1 aligns European legislation with international standards on capital by implementing the international framework commonly known as Basel II Accord. The CRD 2 updates and refines the CRD 1 strengthening the EU regulatory framework introducing rules on large exposures, derogations from prudential requirements, treatment of hybrid capital instruments, capital requirements and risk management for securitization positions, and new rules clarifying the supervisory framework for crisis management and establishing colleges for enhancing supervision. The CRD 3 introduces rules on capital requirements for the trading book and for re-securitizations, and the supervisory review of remuneration policies. Under the implementing regulations of the Bank of Italy, Italian banks are required to maintain ratios of regulatory capital to risk-weighted assets. Italian Banks’ capital consist of Tier I capital and Tier II capital.

Tier I capital includes a) paid up share capital; b) reserves, including the share premium account; c) innovative and non-innovative capital instruments; d) net income for the period; and e) positive Tier I capital prudential filters. The following negative components shall be deducted: f) own shares; g) goodwill; h) intangible assets; i) value adjustments of accounts receivable; j) losses carried forward and losses for the current financial year; k) regulatory value adjustments of the trading book; l) other negative items; and m) negative Tier I capital prudential filters. Tier II capital includes a) tangible asset valuation reserves; b) innovative and non-innovative capital instruments not eligible for inclusion in Tier I capital; c) hybrid capital instruments and Tier II subordinated liabilities; d) net gains on equity investment; e) any excess of value adjustments and provisions over expected loss amounts (for banks using internal ratings-based systems), f) other positive items; and g) positive Tier II capital prudential filters, subtracting h) net losses on equity investment; i) other negative items; and j) negative Tier II capital prudential filters. A new set of rules governing supervision and risk management of the banking sector, commonly referred to as Basel III, has been developed and is expected to gradually enter into force beginning in 2013. These measures aim at improving the banking sector’s ability to absorb shocks arising from financial and economic stress, improving risk management and governance and strengthening banks’ transparency and disclosure and will generally have the effect of limiting the instruments that will qualify as regulatory capital and increasing the amount of capital required.

Risk Concentration Limitations. The provisions of the CRD1, as amended by the CRD 2, on the monitoring and control of exposures of credit institutions, limit a bank’s exposure to any single risk. The Bank of Italy has issued implementing regulations which require stand-alone banks and banking groups to limit each risk position to no more than 25 per cent of supervisory capital their exposures to any single customer or group of related customers to 25 per cent of the bank’s regulatory capital. Under specific conditions, for exposures to related or connected parties, the credit risk position may overcome the 25 per cent of supervisory capital limit.

Banks belonging to banking groups shall be subject to an individual limit of 40 per cent of their supervisory capital provided that the group to which they belong complies with the above limits at the consolidated level. The exception is therefore not applicable to Italian banks that do not belong to a banking group and are reference undertakings.

Equity Participations by Banks. Prior approval of the Bank of Italy is required for any equity investments by a bank in other banks or financial or insurance companies: (1) exceeding 10 per cent of the regulatory capital of the acquiring bank; (2) exceeding 10 per cent or 20 per cent of the share capital of the bank or financial or insurance company being acquired; or (3) resulting in the control of the share capital of the bank or financial or insurance company being acquired. Investments by stand-alone banks or by banking groups in insurance companies exceeding in the aggregate 40 per cent of the acquiror’s regulatory capital (and 60 per cent of the regulatory capital, in case of the single bank included in the banking group) are not permitted.

The acquisition by banks and banking groups of shareholdings in non-financial companies is subject to certain limitations. Aggregate shareholdings in non-financial companies purchased by banks and banking groups cannot exceed 15 per cent of the acquiring bank’s regulatory capital. Banks and banking groups may not acquire shareholdings in any single non-financial company exceeding 3 per cent of the acquiring bank’s regulatory capital; they may be authorized to effect such investments in accordance with less stringent limitations, provided that they meet specific criteria. Pursuant to the principle of separation of the banking sector from the industrial sector, investments in non-financial companies can not exceed 15 per cent of the share capital of the acquired company. Acquisitions of shareholdings exceeding such limit may be authorized provided the value of the shareholding does not exceed 1 per cent of the regulatory capital of the acquirer. The excess above 15% limit must not exceed 1 per cent of the regulatory capital of the acquirer.

Deposit Insurance. The Interbank Fund (Fondo Interbancario di Tutela dei Depositi) was established in 1987 by a group consisting of the principal Italian banks to protect depositors against the risk of bank insolvency and the loss of deposited funds. The Interbank Fund assists banks that are declared insolvent or are subject to temporary financial difficulties.

Participation in the Interbank Fund is compulsory for all Italian banks. The Interbank Fund intervenes when a bank is either in administrative management or mandatory liquidation. In the event of administrative management, the Interbank Fund may make payments to support the business of the bank, which may take the form of debt financing or taking an equity stake in the bank. In the case of mandatory liquidation, the Interbank Fund guarantees the refund of deposits to banking customers up to a maximum of €100,000 per depositor per bank. The guarantee does not cover customer deposit instruments in bearer form, deposits by financial and insurance companies and by collective investment vehicles and deposits by bank managers and executives with the bank that employs them.

Structure of the Banking Industry. Italy had 760 banks at December 31, 2010, compared to 788 at December 31, 2009. At the end of 2010, 24 banks were listed on the stock exchange, one less than in 2009. Eight of the first 20 groups ranked by consolidated assets were not listed. In 2010, the listed banks and banking groups accounted for 63.9 per cent of total bank assets, compared to 64.3 per cent in 2009; 7 of the listed parent companies are cooperative. Italian banks’ presence abroad is significant, especially of the two largest banking groups in euro-area countries. At the end of 2010, there were 23 subsidiaries of foreign companies and banks operating in Italy, two of which appear among the top 10 banking groups, with a market share of 9.5 per cent of total assets. At the end of 2010, the 76 branches of foreign banks not included in Italian groups held 8.4 per cent of system assets, compared with 8.2 per cent in 2009; 37 foreign investors – mainly from EU countries – had shareholdings of over 5 per cent in 47 banks. During the year five new banks began to operate (two small limited company banks, one cooperative bank and two branches of foreign banks). Thirty-three banks closed as a result of 23 mergers, takeovers or asset transfers, nine liquidations and the conversion of a bank into a financial company. One payment institution was established. The number of banking groups rose by one to 76.

According to the Bank of Italy, in 2010, the two largest banking groups (UniCredit and Intesa Sanpaolo) held approximately 32.9 per cent of the Italian banking system’s assets, while the other three medium-sized/large groups (Banca Monte dei Paschi di Siena, Banco Popolare and Unione di Banche Italiane) accounted for 18.9 per cent. A third category including 58 medium-sized/small groups and standalone banks (including specialized banks and subsidiaries of foreign banking groups) held 36.9 per cent of the banking system’s assets; the remaining 11.3 per cent was held by 571 small intermediaries mainly with local operations.

The ownership structure of the banking sector has undergone substantial change since 1992, reflecting significant privatizations through 1998. See “Public Finance — Privatization Program.” Since 1999, the Italian banking sector has experienced significant consolidation. This process has accelerated in recent years, resulting in the formation of Italian banking groups of international standing, such as Intesa Sanpaolo and UniCredit. In 2005, Dutch bank ABN Amro acquired Banca Antonveneta, which was the first successful takeover of a listed Italian bank by a non-Italian bank. In 2006, French bank BNP Paribas acquired Banca Nazionale del Lavoro, the sixth largest Italian bank by deposits at the time of the acquisition. In 2007, Banca Intesa merged with Sanpaolo IMI, creating the Intesa Sanpaolo Group. In the same year, Capitalia merged into UniCredit, creating one of the largest financial services organizations in Europe. In May 2008, Monte Dei Paschi di Siena completed the acquisition of Banca Antonveneta from Banco Santander.

Capitalization. In 2010, the Italian banking system’s capital position improved. At the end of the year, consolidated regulatory capital amounted to €228.0 billion, a 4.3 per cent increase compared to the end of 2009. The increase mainly concerned core capital, which increased by 8.5 per cent to €169.8 billion , by the allocation of earnings to reserves, capital increases and issues of hybrid instruments. Supplementary capital increased by 3.3 per cent to €64.2 billion, due to the issuance of subordinated liabilities for the replacement of debt close to maturity. The increase in core Tier I capital offset the impact of the stricter capital definition introduced by the CRD 2 and the guidelines of the Committee of European Banking Supervisors, which entered into force in December 2010. Under the new rules, core Tier I capital may no longer include shares bearing privileges in loss sharing and dividend distribution, such as preferred shares (they may still be included in Tier I capital as hybrid instruments). The risk-weighted assets remained stable; those of the first five banking groups decreased by 2.5 per cent compared to 2009, also due to the divestiture of non-strategic assets and downsizing.

Capital ratios increased compared with the end of 2009. The core tier 1 ratio rose by a 0.1 per cent to 8.3 per cent and the tier I ratio by 0.4 points to 9.3 per cent. The total capital ratio gained 0.4 points to 12.4 per cent. Large Italian banks’ capital ratios continue to be generally low by international standards, partly owing to the very substantial public recapitalizations of several leading European banks out of Italy. Basel III will have a significant impact on the Italian banking system. However, the lengthy transition envisaged by the authorities allows spread its effects over time, allowing the banks to move gradually into line with the new standard, attenuating the possible restrictive effects on lending to firms. At the beginning of this year, several large banking groups announced capital increases amounting to over €11 billion, compared with €4 billion in 2010, which some of their shareholders, including banking foundations, have agreed to underwrite. The capital strengthening achieved by this means will be accompanied by the gradual reinforcement obtained through retained earnings.

Bad Debts. Bad debts increased by 23.7 per cent in 2010 to €106,876 million, compared to €86,120 million in 2009. As a percentage of total loans, bad debts increased from 4.7 per cent in 2009 to 5.4 per cent in 2010.

Measures to address the 2008 Banking Crisis - The robustness of Italian Banking System

Since 2008, the Italian Government enacted legislation to stabilize the banking system and protect private savings; among other measures, this legislation allows the Ministry of Economy and Finance to support the recapitalization of Italian banks by subscribing and guaranteeing share capital increases, to provide a state guarantee on funds granted by the Bank of Italy to banks needing emergency liquidity and, in addition to the existing domestic bank deposit guaranty, to guarantee in full all Italian bank deposits. The measures adopted in Italy to preserve the stability of the financial system are aimed at protecting savers and maintaining adequate levels of bank liquidity and capitalization. The Law 190 of 2008 authorizes the Ministry for the Economy and Finance to provide a supplementary state guarantee for three years for retail bank deposits. It also envisages emergency measures such as recourse to crisis management procedures in the event of a severe liquidity crisis at a bank and the simplification of lending by the Bank of Italy to intermediaries in order to cover liquidity needs. It envisages three instruments to sustain bank liquidity. Up to December 2009 the Ministry for the Economy and Finance may provide a state guarantee for Italian banks’ new liabilities with a residual maturity of between three months and five years that are not counted in the issuer’s regulatory capital. In addition, provision is made for the possibility of carrying out renewable swaps with a maximum maturity of six months between Italian government securities and newly issued bank liabilities. This facility flanks the instruments already put in place by the Bank of Italy and enables banks to count on readily usable securities in order to obtain liquidity. Banks may also resort to it in order to access the new collateralized segment of the interbank market, promoted by the Bank of Italy

With a view to ensuring an adequate level of bank capitalization, Decree Law 155 of 2008 also allows the Ministry for the Economy and Finance, up to 31 December 2009, to subscribe capital increases by Italian banks or bank holding companies for which the Bank of Italy has ascertained a situation of capital inadequacy. The shares purchased by the Ministry do not carry voting rights and have preference in the distribution of dividends. Such intervention must be accompanied by a stabilization and strengthening plan, which will be evaluated by the Bank of Italy taking account, among other factors, of the dividend policies approved by the shareholders’ meeting. The issuer may redeem the shares, provided the Bank of Italy attests that this is not prejudicial to the solidity of its capital base.

Law 2 of 2009, empowers the Ministry for the Economy and Finance up to 31 December 2009 to subscribe financial instruments issued by listed Italian banks or bank holding companies that qualify as regulatory capital. The Bank of Italy will assess the situation of the bank’s capital and the characteristics of the financial instruments. Unlike the recapitalization envisaged by Decree Law 155 of 2008, this measure is addressed to sound banks and is intended to strengthen their ability to meet the demand for loans. An issuer may redeem the financial instruments, provided the Bank of Italy judges that redemption is not prejudicial to the solidity of the intermediary’s capital base; in addition, issuers may request conversion of the financial instruments into shares. Banks intending to avail themselves of this facility must adopt a code of ethics, particularly regarding executive compensation policies, and undertake, on the basis of a memorandum of understanding, to lend to households and small and medium-sized enterprises on appropriate terms and conditions.

This measure has been applied only for 4 medium-small banks, for a total amount of 4,05 billion of €.

The Bank of Italy periodically conducts stress tests to assess the banking system’s ability to operate in adverse situations. The test conducted in May of 2010 for the whole Italian banking system analyzed the evolution of credit quality in the two years 2010-11 assuming worsened macroeconomic conditions (the adverse scenario hypothesizes that the Italian economy is hit by shocks to world trade that hold down exports; further, the risk premium on the interbank market increases with a tightening of credit supply policies, leading to a weakening of domestic demand; the macroeconomic effects are amplified by an increase in precautionary saving, exacerbating the decline in household spending; real GDP growth in the two years 2010-11 is lower by a total of 3 percentage points than the forecasts compiled by Consensus Economics). The stress tests showed that capital ratios of all banking groups considered (the largest five groups) would remain well above the minimal regulatory requirements under the adverse macroeconomic conditions. A similar stress test was conducted in July 2011, whose results were scrutinized by the Bank of Italy before a peer review and quality assurance process was conducted by European Banking Authority staff with a team of experts from national supervisory authorities, the ECB and the European Systemic Risk Board. The 2011 stress tests showed that capital ratios of all Italian banking groups considered (the largest five groups) would remain well above the minimal regulatory requirements under the adverse macroeconomic conditions.

See also “The Italian Economy — Measures to Address the 2007-2011 Financial and Economic Crisis.”

Credit Allocation

The Italian credit system has changed substantially during the past decade. Banking institutions have faced increased competition from other forms of intermediation, principally securities markets.

During 2010, lending activity increased by 2.8 per cent, compared to a 0.7 per cent decrease in 2009. The credit acceleration was stronger in the Center-North region, where the growth rate was 2.6 per cent compared to a 1.2 per cent decrease in 2009, whereas in the Mezzogiorno the growth rate was 3.5 per cent compared to a 2.8 per cent increase in 2009.

Exchange Controls

Following the complete liberalization of capital movements in the European Union in 1990, all exchange controls in Italy were abolished. Residents and non-residents of Italy may make any investments, divestments and other transactions that entail a transfer of assets to or from Italy, subject only to limited reporting, record-keeping and disclosure requirements referred to below. In particular, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, while non-residents may invest in Italian securities without restriction and may export from Italy cash, instruments of credit or payment and securities, whether in foreign currency or euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

Italian legislation contains certain requirements regarding the reporting and record-keeping of movements of capital and the declaration in annual tax returns of investments or financial assets held or transferred abroad. Breach of certain requirements may result in the imposition of administrative fines or criminal penalties. In recent years, Italy allowed illegal holdings of foreign assets to be disclosed against payment of a (less burdensome) fine; this is commonly known as Tax Schield (Scudo Fiscale).

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

Italy is fully integrated into the European and world economies, with imports and exports in 2010 equal to 26.5 and 25.7 per cent of real GDP, respectively. Since the trade surplus recorded in 2003, Italy has recorded trade deficits. Italy’s merchandise exports have suffered from competition with Asian products, reflecting higher prices of Italian products, the improving quality of non-Italian products and the increased commercial presence and improved services offered by non-Italian companies in EU countries. Moreover, Italy’s specialization in more traditional merchandise is unable to meet the increased demand for high-technology products characterizing the expansion of world trade. Italy’s trade balance deficit increased from €5.9 billion in 2009 to €29.3 billion in 2010.

The following table illustrates Italy’s exports and imports for the periods indicated. Export amounts do not include insurance and freight costs and only include the costs associated with delivering and loading the goods for delivery. This is frequently referred to as “free on board” or “fob.” Import amounts include all costs, insurance and freight, frequently referred to as “cif.” A fob valuation includes the transaction value of the goods and the value of services performed to deliver the goods to the border of the exporting country; in a cif valuation, also the value of the services performed to deliver the goods from the border of the exporting country to the border of the importing country is included.

Foreign Trade (cif-fob)

	2007	2008	2009	2010
	(€ in millions)
Exports (fob)(1)
Agriculture, forestry and fishing	4,992	5,354	4,614	5,598
Extractive industries	1,312	1,707	1,024	1,307
Manufactured products	348,383	350,599	277,069	322,262
Food, beverage and tobacco products	19,166	20,907	20,031	22,168
Textiles, leather products, clothing, accessories	42,308	40,912	33,093	37,277
Wood, wood products, paper, printing	7,341	7,136	6,157	7,144
Coke and refined oil products	13,142	15,440	9,301	14,703
Chemical substances and products	22,341	22,217	17,856	22,546
Pharmaceutical, chemical-medical, botanical products	11,986	11,938	12,151	13,958
Rubber, plastic, non-metallic mineral products	23,279	22,435	18,208	20,823
Base metal, metal (non-machine) products	44,465	45,342	32,273	39,324
Computers, electronic and optical devices	12,396	11,355	9,650	11,568
Electrical equipment	21,780	21,839	17,261	19,370
Machines and other non-classified products	68,776	71,024	55,014	60,040
Transportation means	39,962	39,422	29,501	34,433
Products from other manufacturing activities	21,441	20,633	16,572	18,908
Electrical energy, gas, steam, air conditioning	113	366	433	1,056
Products from waste treatment and recycling	1,115	1,134	874	1,393

Other products	8,829	9,856	7,719	6,195

Total exports	364,744	369,016	291,733	337,810

Imports (cif)(1)
Agriculture, forestry and fishing	10,409	10,874	9,706	11,107
Extractive industries	54,252	68,882	44,951	59,438
Manufactured products	295,226	287,887	230,989	282,916
Food, beverage and tobacco products	23,495	24,343	22,653	25,259
Textiles, leather products, clothing, accessories	25,524	24,718	21,842	25,816
Wood, wood products, paper, printing	10,810	9,897	7,952	9,982
Coke and refined oil products	6,941	8,442	5,841	8,549
Chemical substances and products	33,431	32,196	25,807	32,067
Pharmaceutical, chemical-medical, botanical products	14,288	14,666	16,185	17,318
Rubber, plastic, non-metallic mineral products	11,305	10,999	9,367	11,295
Base metal, metal (non-machine) products	47,399	44,407	24,704	36,069
Computers, electronic and optical devices	25,687	24,648	22,853	32,587
Electrical equipment	12,491	12,689	10,495	13,255
Machines and other non-classified products	27,122	26,806	18,866	22,373
Transportation means	46,767	44,316	35,464	37,754
Products from other manufacturing activities	9,967	9,762	8,960	10,591
Electrical energy, gas, steam, air conditioning	2,170	2,284	2,876	3,966
Products from waste treatment and recycling	3,617	4,056	2,052	3,902
Other products	7,667	8,067	7,034	5,793

Total imports	373,340	382,050	297,609	367,122

Trade balance	(8,596)	(13,034)	(5,876)	(29,312)

(1)	At current prices.

Source: Annual Report of the Bank of Italy (May 2010) for the year ended December 31, 2009.

Due to a change of classification, data regarding 2006 are not available and we are also providing the table contained in the Annual Report for 2008.

	2004	2005	2006	2007	2008
	(€ in millions)
Exports (fob)(1)
Agriculture, forestry and fishing	3,805	4,130	4,408	4,984	5,272
Extractive industries	776	1,003	1,090	1,324	1,734
Manufactured products	273,846	288,253	319,771	350,946	354,080
Food, beverage and tobacco products	15,689	16,497	17,876	19,212	20,899
Textiles, leather products and clothing	39,053	38,857	41,323	42,921	41,574
Wood and wood products	1,381	1,364	1,506	1,684	1,559
Paper, printing and publishing	6,203	6,399	6,696	7,056	7,141
Refined oil products	6,282	9,772	11,283	13,160	15,328
Chemical and pharmaceutical products	27,442	30,278	32,708	34,385	34,398
Rubber and plastic products	10,698	11,207	12,167	13,163	12,809
Non-metallic minerals and mineral products	9,042	8,874	9,543	9,933	9,501
Metals and metal products	27,387	30,195	37,888	43,697	44,726
Mechanic products and machinery	57,801	59,690	66,963	75,639	77,513
Electric and precision machinery	25,872	27,571	29,942	31,602	30,942
Transport equipment	31,734	32,433	35,579	41,144	41,155
Other manufactured products	15,262	15,118	16,297	17,352	16,535
Energy, gas and water production	58	63	155	113	344
Other	5,929	6,475	6,588	7,377	8,448

Total exports	284,412	299,923	332,013	364,744	369,879

Imports (cif)(1)
Agriculture, forestry and fishing	9,272	9,321	9,946	10,389	10,732
Extractive industries	31,611	43,693	55,071	54,265	68,662
Manufactured products	235,869	247,228	277,546	299,819	292,348
Food, beverage and tobacco products	19,594	20,569	22,234	23,598	24,306
Textiles, leather products and clothing	20,683	21,849	24,869	25,700	24,962
Wood and wood products	3,507	3,578	4,074	4,374	3,719
Paper, printing and publishing	6,375	6,664	7,036	7,570	7,324
Refined oil products	4,747	5,593	6,875	6,955	8,405
Chemical and pharmaceutical products	38,664	41,142	45,138	48,153	47,369
Rubber and plastic products	6,022	6,353	6,994	7,597	7,382
Non-metallic minerals and mineral products	3,033	3,182	3,407	3,730	3,635
Metals and metal products	29,706	31,938	43,492	50,039	47,748
Mechanic products and machinery	21,180	21,690	23,703	27,390	27,144
Electric and precision machinery	37,397	38,389	40,594	40,711	39,891
Transport equipment	40,303	41,149	43,396	47,539	44,160
Other manufactured products	4,658	5,133	5,734	6,464	6,303
Energy, gas and water production	1,797	2,175	2,178	2,170	2,251
Other	7,084	6,875	7,723	6,697	7,613

Total imports	285,633	309,292	352,465	373,340	381,606

Trade balance	(1,221)	(9,369)	(20,452)	(8,596)	(11,727)

(1)	At current prices.

Source: Bank of Italy.

The Italian economy relies heavily on foreign sources for energy and other natural resources and Italy is a net importer of chemical and pharmaceutical products, agricultural and food industry products, paper, printing and publishing products, wood and wood products, metals and metal products, electric and precision machinery and transport equipment, food, beverage and tobacco products.

Of all the major European countries, Italy is one of the most heavily dependent on import of energy. Italy’s trade balance remains vulnerable to fluctuations in oil prices, given the high proportion of energy imports. The energy deficit grew for the second consecutive year, driven by higher oil prices compared to 2009 (reflected in a 32 per cent increase in the average unit value of imported crude oil) and, to a lesser extent, the growth in the volume of imports of energy products due to the recovery in economic activity.

In 2010, exports of goods and services increased by 9.1 per cent in real terms compared to 2009, sustained by the increase in exports of chemicals and transport equipment and, to a lesser extent, of mechanical products.

During 2010, imports of goods and services in real terms increased by 10.5 per cent (13.3 per cent for goods) compared to 2009, driven by the increase in imports of goods that was partly offset by a small decline in services. Imports were sustained by stronger demand for energy products and intermediate goods, particularly electronic equipment, and for photovoltaic products, sustained by government incentives for the production of renewable energy until the beginning of 2011. At nominal values, Italy’s imports increased by 24.3 per cent, with the largest increases in imports from Germany, China and OPEC countries.

Geographic Distribution of Trade

As a member of the European Union, Italy enjoys free access to the markets of the other EU Member States and applies the external tariff common to all EU countries. During the past several years, the EU countries have made significant progress in reducing non-tariff barriers such as technical standards and other administrative barriers to trade amongst themselves, and Italy has incorporated into national law most of the EU directives on trade and other matters. With the accession of new members, the EU has come to encompass many of Italy’s most important central and eastern European trading partners. The following tables show the distribution of Italy’s trade for the periods indicated.

Distribution of Trade (cif-fob) - Exports

	2006	2007	2008	2009	2010
	(€ in millions)
Exports (fob)(1)
Total EU	203,069	222,173	217,210	168,064	193,654
of which
EMU	154,321	167,969	163,485	128,535	146,883
of which
Austria	8.251	8.845	8,803	6,961	8,069
Belgium	9,558	10,751	9,931	8,032	8,665
France	39,121	41,991	41,459	33,984	39,079
Germany	43,936	47,254	47,110	36,942	43,897
Netherlands	7,986	8,658	8,678	7,111	8,359
Spain	24,471	27,369	24,123	16,680	19,581
Poland	7,132	8,943	9,774	7,922	8,542
United Kingdom	20,171	21,241	19,327	14,953	18,068
China	5,686	6,290	6,432	6,629	8,610
Japan	4,483	4,312	4,251	3,714	4,032
OPEC countries	14,273	17,694	21,380	17,816	17,952
Russia	7,625	9,560	10,468	6,432	7,908
Switzerland	12,623	13,297	14,425	13,563	16,041
Turkey	6,760	7,192	7,502	5,652	8,033
United States	24,541	24,254	23,028	17,099	20,333
Other	52,953	59,972	64,320	52,764	61,247

Total	332,013	364,744	369,016	291,733	337,810

(1)	At current prices.

Source: ISTAT.

Distribution of Trade (cif-fob) - Imports

	2006	2007	2008	2009	2010
	(€ in millions)
Imports (fob)(1)
Total EU (27 members)	202,859	215,453	208,784	170,868	201,531
of which
EMU (16 members)	165,807	175,813	169,738	137,729	162,027
of which
Austria	9,232	9,376	8,999	7,189	9,054
Belgium	14,863	15,998	14,201	11,955	13,370
France	32,739	34,048	32,873	26,353	30,527
Germany	59,104	63,721	61,186	49,701	58,531
Netherlands	19,729	20,596	20,519	16,918	19,611
Spain	15,010	16,201	16,633	13,141	16,660
Poland	5,600	6,411	6,708	6,638	7,192
United Kingdom	12,633	12,526	11,897	9,817	12,147
China	17,911	21,689	23,606	19,334	28,790
Japan	5,441	5,347	5,018	3,899	4,288
OPEC countries	33,943	34,089	42,679	24,943	34,398
Russia	13,592	14,609	16,089	12,142	13,053
Switzerland	10,330	11,063	11,256	10,427	11,908
Turkey	5,410	5,340	5,583	4,423	5,158
United States	10,710	10,907	11,683	9,463	11,140
Other	52,269	54,843	57,532	42,110	56,856

Total	352,465	373,340	382,050	297,609	367,122

(1)	At current prices.

Source: ISTAT.

As in the previous year, during 2010 over half of Italian trade was with other European Union members, with approximately 57.3 per cent of Italian exports and 54.9 per cent of imports attributable to trade with European Union partners. However, Italian exports to non-EU countries increased more than exports to EU countries and imports from non-EU countries increased more than imports from EU countries. Germany remains Italy’s single most important trade partner and in 2010 supplied 15.9 per cent of Italian imports and purchased 13.0 per cent of Italian exports.

During the 2006-2009 period Italy recorded a positive trade balance with the rest of the EU area. In 2010, Italy’s trade balance with EU countries was negative, with a deficit of €7.9 billion. This result was due to an increase in imports larger than the increase in exports. The deficit with Germany increased to €14.6 billion, reflecting the increased demand for electronic products. The surplus with France increased to €8.6 billion, reflecting an increase in demand for textile, leather and clothing products.

Italy’s trade surplus with non-EU countries of €36.5 billion recorded in 2009 developed into a €21.4 billion deficit in 2010. This result was driven by a significant increase of the deficit with Asia (from a €8.5 billion in 2009 to €26.9 billion in 2010), in particular with China (from €12.7 billion in 2009 to €20.2 billion in 2010), partially offset by an increase in trade surplus with the United States (from €7.6 billion in 2009 to €9.2 billion in 2010) and with the OPEC countries (from €7.1 billion in 2009 to €16.4 billion in 2010). The faster growth of imports compared to exports led to a significant increase in the deficit with China, Italy’s largest bilateral deficit. The large increase in purchases from China reflects the Italian demand for intermediate and capital goods, in particular electronic products and automobile components, while the growth in Italian exports to China was led by machinery and equipment, which account for nearly half the total. The higher price of oil, accentuated by the euro’s depreciation year on year, increased the deficit with Italy’s main energy suppliers. The surplus with the United States started to grow again: exports generally recovered, in particular of transport equipment and chemicals and pharmaceuticals.

Balance of Payments

The balance of payments tabulates the credit and debit transactions of a country with foreign countries and international institutions for a specific period. Transactions are divided into three broad groups: current account, capital account and financial account. The current account is made up of: (1) trade in goods (visible trade) and (2) invisible trade, which consists of trade in services, income from profits and interest earned on overseas assets, net of those paid abroad, and net capital transfers to international institutions, principally the European Union. The capital account primarily comprises net capital transfers from international institutions, principally the European Union. The financial account is made up of items such as the inward and outward flow of money for direct investment, investment in debt and equity portfolios, international grants and loans and changes in the official reserves.

In 2010, the gathering and compilation system of the balance of payments and foreign financial position of Italy was deeply innovated with the abandonment of bank settlement reporting. The integration of international markets increased the complexity of transactions, which affected the reliability of gathering systems based on bank payments. Models of data collection based on direct gathering with entities involved in international exchanges are now preferred, the use of sample analysis was extended and the banks’ obligation of statistical reporting on behalf of clients was almost entirely eliminated. The new system is based on various sources: (a) census-based collections, such as statistical reports of entities subject to oversight by the Bank of Italy; (b) administrative data collected by other institutions for compliance purposes; (c) sample-based investigations, in particular with non-financial and insurance businesses. Reports of flux and amount are required for financial transactions.

The following table illustrates the balance of payments of Italy for the periods indicated.

Balance of Payments

	2008	2009	2010
	(€ in millions)
Current Account(1)	(45,506)	(30,283)	(53,509)
Goods	(2,129)	823	(20,403)
Exports	369,743	292,335	338,381
Imports	371,872	291,512	358,784
Services	(8,606)	(8,435)	(8,819)
Exports	78,775	67,798	74,751
Imports	87,381	76,233	83,570
Income	(19,354)	(10,406)	(8,214)
Inflows	70,570	57,728	55,518
Outflows	89,924	68,134	63,733
Transfers	(15,417)	(12,264)	(16,073)
EU Institutions	(9,906)	(6,980)	(10,109)
Capital Account(1)	(184)	(91)	(544)
Intangible assets	(1,044)	(578)	(697)
Transfers	860	487	153
EU Institutions	2,224	1,627	1,486
Financial Account(1)	31,414	37,334	88,722
Direct investment	(53,136)	(863)	(8,692)
Abroad	(45,739)	(15,315)	(15,863)
In Italy	(7,397)	14,452	7,171
Portfolio investment	75,216	28,061	38,468
Assets	68,670	(38,541)	(31,285)
Liabilities	6,546	66,602	69,753
Financial Derivatives	1,899	4,332	2,416
Other investment	13,011	5,725	57,563
Change in official reserves	(5,576)	79	(1,033)
Errors and omissions	14,276	(6,961)	(34,670)

(1)	At current prices.

Source: Bank of Italy.

Current Account

Italy had a current account deficit since 2000, which in 2010 amounted to €53.5 billion or 3.5 per cent of GDP, compared to €30.3 billion or 2.0 per cent of GDP in 2009. The deficit increase reflects the result of trade in goods, which became negative in 2010 after being balanced in 2009. Imports increased by 23.1 per cent compared exports which increased by 15.8 per cent.

Visible Trade. Italy recorded a fob-fob trade deficit for €20.4 billion in 2010, (1.3 per cent of GDP). This was largely due to two sectors: energy raw materials, whose deficit grew mainly due to the rise in oil prices and electronic equipment where imports of photovoltaic cells increased. See above “ — Geographic Distribution of Trade.”

Invisible Trade. The deficit on services rose to €8.8 billion in 2010 as a result of the improvement in “other services for businesses” (international goods sales with payments made abroad and other business services, professional services and services between affiliated businesses) being more than offset by the worsening of the balance relating to other types of services (excluding travel and communications). Despite the economic recovery, the increase in inflows and outflows was moderate (1.4 and 2.0 per cent, respectively). After an improvement in 2009, the deficit in transport services in 2010 increased by €1.4 billion; the low market share of Italian carriers in all types of transport caused an inverse correlation between trade balance in the sector and market cycle.

Income. The deficit on income, largely due to the introduction of the new reporting system which resulted in major changes in the income account, particularly in investment income, decreased from €10.4 billion in 2009 to €8.2 billion in 2010. The deficit on investment income totaled €10.3 billion, an improvement from the €11.3 billion deficit in 2009. Inflows and outflows of “other investment” income were about half those recorded in 2009, due to low interest rates. Outflows of direct investment income decreased, in particular interest payments to foreign affiliates. By contrast, portfolio investment income recorded a modest decrease in inflows and an increase in outflows: the low level of interest rates resulted in a reduction in interest payments, particularly on the credit side.

Current Transfers. The deficit recorded in current transfers increased from €12.3 billion in 2009 to €16.1 billion in 2010, due to a reduction in inflows, particularly of production subsidies and other intergovernmental transfers. After a decade of uninterrupted growth, the deficit on workers’ remittances decreased slightly from €6.3 billion in 2009 to €6.1 billion in 2010.

Capital Account

Italy’s capital account, which accounts for transactions in intangible assets, recorded a slight deficit of €544 million in 2010 compared to €91million in 2009, due to a decrease in credits and an increase in debits.

Financial Account and the Net External Position

In 2010, the financial account surplus increased to €88.7 billion from €37.3 billion in 2009, mainly as a result of a decline in net inward investment from €14.5 billion in 2009 to €7.2 billion in 2010.

Direct Investment. Global flows of direct investment appear to have resumed after two years of decline, especially in 2009. Direct investment deficit increased to €8.7 billion in 2010, from €863 million in 2009. Global flows of direct investment are estimated to have returned to growth after two years of significant contraction, particularly in 2009. In Italy, the decline in net inward investment since the financial crisis of 2008 continued last year with a decrease of about one half, from €14.5 billion in 2009 to €7.2 billion. By contrast, net Italian investment abroad was basically stable (€15.9 billion, against €15.3 billion in 2009, but still significantly down from €45.7 billion in 2008).

The following table shows total direct investment abroad by Italian entities and total direct investment in Italy by foreign entities for the periods indicated.

Direct Investment by Country(1)

	2008	2009	2010
	(€ in millions)
Direct investment abroad
Netherlands	(1,454)	3,760	2,497
Luxembourg	(25,348)	(14,519)	22,977
United States	1,598	5,204	452
United Kingdom	2,177	3,094	397
France	38,820	3,705	(1,291)
Switzerland	(2,679)	707	(242)
Germany	3,537	992	(185)
Spain	1,724	6,958	(23,424)
Brazil	894	351	(119)
Belgium	1,335	5,674	1,101
Argentina	106	68	54
Sweden	(1,067)	82	(36)
Other	26,097	(759)	13,684

Total	45,740	15,317	15,865

Direct investment in Italy
Netherlands	(3,377)	3,634	267
Luxembourg	9,979	1,276	(909)
United States	2,139	270	491
United Kingdom	1,610	2,526	2,094
France	(31,477)	5,652	2,613
Switzerland	1,523	(389)	1,072
Germany	3,340	2,365	(404)
Spain	818	(325)	310
Brazil	248	113	63
Belgium	465	4,534	(717)
Argentina	53	60	51
Sweden	990	(1,521)	175
Other	21,093	(3,745)	2,065

Total	7,404	14,450	7,171

(1)	Data are obtained based on the new gathering and compilation system. Data regarding 2006 and 2007 are not yet available.

Source: ISTAT and National Institute for International Trade.

Due to the change in the reporting system of the balance of payments, revised data for 2006 and 2007 are not available, therefore we are also providing the table contained in the Annual Report for 2009.

Direct Investment by Country(1)

	2006	2007	2008	2009
		(€ in millions)
Direct investment abroad
Netherlands	68,175	80,221	87,172	98,822
Luxembourg	17,178	17,848	18,313	17,519
United States	19,824	18,741	22,449	22,739
United Kingdom	18,859	17,817	14,428	18,414
France	22,447	24,084	24,163	25,453
Switzerland	8,661	8,769	9,580	9,773
Germany	13,758	15,131	15,018	15,232
Spain	9,374	36,334	35,777	42,065
Brazil	4,285	4,852	3,973	4,503
Belgium	4,747	5,057	7,872	10,135
Argentina	1,752	1,570	1,531	1,447
Sweden	825	785	638	738
Other	42,324	47,126	49,993	54,571

Total	232,209	278,335	290,907	321,411

Direct investment in Italy
Netherlands	41,217	49,457	57,578	67,431
Luxembourg	21,185	21,799	24,527	26,879
United States	19,602	20,204	18,390	19,550
United Kingdom	23,120	24,304	25,047	27,322
France	28,114	30,196	32,005	25,453
Switzerland	17,796	17,942	18,008	19,318
Germany	8,549	7,485	7,124	7,785
Spain	8,929	12,304	12,786	15,208
Brazil	243	255	409	423
Belgium	1,786	4,935	4,807	4,982
Argentina	219	225	227	237
Sweden	2,682	2,781	2,841	2,913
Other	18,117	22,416	25,435	37,678

Total	191,559	214,303	229,184	255,179

(1)	Does not include real estate investment, investments made by Italian banks abroad and investments made by foreign entities in Italian banks.

Source: Bank of Italy.

Portfolio Investment and Financial Derivatives. Portfolio investment increased from a net surplus of €28.1 billion in 2009 to a net surplus of €38.5 billion in 2010. In 2010, Italian portfolio investment abroad shifted towards riskier assets regaining an allocation similar to that preceding the financial crisis: net investment in foreign investment funds was €41.5 billion (compared to €17.5 billion in 2009), whereas net sales of foreign debt securities amounted to €9.3 billion. Conversely, on the liabilities side, a sharp reduction by foreign investors of net purchases of Italian equities (from €14.8 billion to €2.7 billion) and of money market instruments (mainly BOTs, from €38.8 billion to €2.5 billion) was recorded. Foreign investors also made massive net purchases of medium- and long-term debt securities totaling €64.6 billion, €51.5 billion more than the previous year, a sign of increased confidence in Italian government securities after the lows of 2008. Net inflow of portfolio investment by non-residents was €69.8 billion, €3.2 billion more than in 2009 and ten times more than in 2008.

Portfolio investment. – The preference for relatively low-risk securities that had characterized capital movements in 2008 and the first half of 2009 gave way to a renewed appetite for risk on the part of Italian investors. Purchases of foreign equities grew, continuing a trend that began in the second half of 2009 after large disposals in the previous period. There was €41.5 billion of net investment in foreign funds (compared with €17.5 billion in 2009), mostly based in Luxembourg (€27.3 billion) or Ireland (€8.6 billion). By contrast, there were net disposals of foreign debt securities (notably those issued in the United States). As a result, the allocation of the portfolio of Italian external assets is now closer to what it was in the period preceding the financial crisis. An opposite development was recorded on the liabilities side. Compared with the previous year, in 2010 foreign investors sharply reduced their net purchases both of equities (from €14.8 billion to €2.7 billion) and of Italian money market instruments (chiefly BOTs, from €38.8 billion to €2.5 billion). At the same time they made massive net purchases of medium- and long-term debt securities (almost all of them consisting of other types of public securities) totalling €64.6 billion, €51.5 billion more than the previous year, a sign of the firming up of confidence in Italian government securities after the lows of 2008. Non-residents also resumed making net purchases of Italian financial institutions’ bonds, albeit by a slim margin. Overall, the net inflow of portfolio investment by non-residents came to €69.8 billion, €3.2 billion more than in 2009 and ten times more than in 2008.

Other investment (mainly deposits and loans) relating to the banking sector registered signs of a return to normality in cross-border transactions.

There was a net increase in both loans (€3.4 billion) and deposits (€11.7 billion) after the sharp declines recorded in 2008 and 2009.

Errors and Omissions. Balancing a deficit in the current and capital accounts totaling €54.1 billion and net inflows in the financial account of €88.7 billion, errors and omissions amounted to -€34.7 billion in 2010. The amount recorded in the errors and omissions account typically reflects unreported international transactions, such as unreported funds transferred abroad by Italian residents and exporters’ unreported payments by non-residents to accounts held abroad.

Reserves and Exchange Rates

On January 1, 1999, eleven European countries, including Italy, adopted the euro as their new national currency. At that time, the conversion rate between the lira and the euro was irrevocably fixed at Lit. 1,936.27 per euro. Prior to 1999, the exchange rate of the lira against other euro constituent currencies was subject to market fluctuation. The euro was introduced as a physical currency on January 1, 2002. On February 28, 2002, the lira ceased to be legal tender in Italy and was withdrawn from the financial system.

The following table sets forth, for the periods indicated, certain information regarding the US Dollar/Euro reference rate, as reported by the European Central Bank, expressed in U.S. dollar per euro.

US Dollar/Euro Exchange Rate

Period	Period End	Yearly Average Rate(1)	High	Low
	(U.S.$ per €1.00)
1999	1.0046	1.0588	1.1789	1.0015
2000	0.9305	0.9194	1.0388	0.8252
2001	0.8813	0.8917	0.9545	0.8384
2002	1.0487	0.9511	1.0487	0.8578
2003	1.2630	1.1418	1.2630	1.0377
2004	1.3621	1.2462	1.3633	1.1802
2005	1.1797	1.2490	1.3507	1.1667
2006	1.317	1.2630	1.3331	1.1826
2007	1.4721	1.3797	1.4874	1.2893
2008	1.3917	1.4726	1.599	1.246
2009	1.4406	1.3963	1.5074	1.2591
2010	1.3362	1.3207	1.4563	1.1942

(1)	Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank.

The following table sets forth information relating to euro exchange rates for certain other major currencies for the periods indicated.

Euro Exchange Rates

	Yearly Average Rate(1) per €1.00
	2006	2007	2008	2009	2010
Japanese Yen	146.81	162.11	151.53	130.63	115.26
British Pound	0.6819	0.6873	0.8026	0.8810	0.8560
Swiss Franc	1.5768	1.6459	1.5786	1.5076	1.3700
Norwegian Kroner	8.0420	8.0075	8.2858	8.6892	8.0034
Czech Koruna	28.266	27.733	25.039	26.495	25.263

(1)	Average of the reference rates for the last business day of each month in the period.

Source: European Central Bank.

In 2010, official reserves increased to €118.9 billion from €92.2 billion in 2009. At the end of 2010, the contribution of the Bank of Italy to the reserves of the European Central Bank was stable at approximately €7.2 billion, as at the end of 2009.

The following table illustrates the official reserves of Italy as at the end of each of the periods indicated.

Official Reserves

	2006	2007	2008	2009	2010
	(€ in billions)
Gold	38.1	44.8	49.0	60.4	83.2
Special Drawing Rights	0.2	0.2	0.2	6.5	7.2
Total position with IMF	0.7	0.5	1.1	1.3	1.9
Net foreign exchange	18.5	18.6	25.4	24.0	26.7

Total reserves	57.5	64.1	75.6	92.2	118.9

Source: Bank of Italy.

PUBLIC FINANCE

The Budget Process

The Government’s fiscal year is the calendar year. The budget process of the Italian government was recently reformed. Until 2008, the budget process began in March of the previous year (the fiscal year is the calendar year), when the General Accounting Office (Ragioneria Generale dello Stato), a department of the Ministry of Economy and Finance (“MEF”), requested each Ministry and government agency to prepare a detailed budget for the next fiscal year and a summary forecast budget for the next three years. Other public sector entities reported to the Ministry of Economy and Finance in March their cash resources and needs for the following fiscal year. In June or July, the Ministry of Economy and Finance submitted to Parliament a planning document called the Documento di Programmazione Economica e Finanziaria (Economic and Financial Program Document, or “Program Document”). The Program Document set forth government programs, reforms and public finance targets for the next four to five years, describing the macroeconomic context of the current year and setting forth two sets of forecast general government revenues and expenditures. The first set assumed no change from current policy and the second set assumed the adoption of the programs contemplated in the Program Document. The Program Document was usually approved by Parliament by mid-August of each year. By September 30, the Ministry of Economy and Finance presented to Parliament its revisions, if any, to the Program Document, and the Relazione Previsionale e Programmatica (Forecast and Planning Report, or “RPP”), a document that included programs, reforms and public finance targets for the next calendar year. In the fourth quarter of each year, the Government submitted to Parliament its final budgetary package, which consisted of the Legge di Bilancio (“Budget Law”) and the Legge Finanziaria (“Annual Financial Law”). The Budget Law authorized general government revenues and expenditures for the upcoming year. The Annual Financial Law adopted legal and financial measures for the revenues and expenditures contemplated in the Budget Law (it allocated financial resources to government entities and could amend laws, including tax laws). In April or May of the following year, the government issued the Relazione Unificata sull’Economia e la Finanza Pubblica (Combined Report on the Economy and Public Finance, or “Combined Report”) that contained analyses of economic trends, the general government account and the government cash account for the previous year, and updated economic and financial forecasts.

The 2009 accounting and public finance law (Law No. 196 of 2009) had already changed the budgeting and financial planning process, which began with the Public Finance Decision (“PFD”), which replaced the Economic and Financial Program Document. These changes were adopted to bring closer the date of the presentation of the PFD (from June/July to September) with that of the presentation of the bills for the Budget Law and Stability Law. The preparation of the PFD began on July 15, when the guidelines for the allocation of budget objectives among the sub-sectors of the public administration were sent to the Parliament Conference for Public Finance Coordination and to Parliament. With the Conference’s opinion on such objectives, to be rendered by September 10, the draft PFD was sent to Parliament for approval by September 15. The planning process ended in spring of the following year with the Report on Economic and Public Finance, which is subject to parliamentary approval. The Annual Financial Law has been replaced by the Stability Law (the Annual Financial Law was already often referred to as Stability Law to reflect the EU requirement to include the accounts of the local administrations). The new Stability Law has a narrower scope as it essentially limited to the measures implementing the targets contemplated in the PFD. The Stability Law proposal and the Budget Law proposal are submitted to Parliament by October 15. In spring of the following year with the Report on Economic and Public Finance (“REF”), which, which replaced the Combined Report. In the event of a gap between actual and forecast figures, the REF would outline the corrective measures need to confirm the previously set of targets.

Law No. 39 of 2011 provided amendments to Law No. 196 of 2009 in order to make the budget process compliant with the European governance, whose principal aim is to allow the EU to review all Member States’ budgetary policies and reform strategies simultaneously. The first “European Semester” begins in January, when the Commission prepares its annual report on economic development, containing strategic proposals for the EU economy. In March, the Council, based on the Commission’s report (after consulting the Economic and Financial Committee), identifies the main economic targets and strategies of the EU and the euro area and provides strategic guidance on policies. In April, the Member States, taking the Council’s guidelines into account, provide to the Commission their medium-term budgetary strategies and reforms by submitting their updated Stability Programmes and National Reform Programmes. In June or July, the Council, on a recommendation from the Commission, delivers an opinion on each of the updated programs and, if it considers that their objectives and contents should be strengthened, invites the Member State concerned to adjust its program. In the following months, each Member State, taking into account the decisions and requests of the Commission and the Council, adopts its new budget and measures to meet said requests. Accordingly, the Italian Government submits to Parliament the Economic and Financial Document (“EFD”), which consists of three sections: (i) Stability Programme, establishing public finance targets; (ii) Analysis and Tendencies in Public Finance, containing data and information regarding the prior fiscal year, any discrepancies from previous program documents, and projections for at least the three following years; and (iii) National Reform Programme, setting forth the country’s priorities and main structural reforms to be effected. Following Parliament’s approval of the EFD, the Stability Programme and the National Reform Programme are submitted to the Council and the Commission by April 30. Following the Council’s review, by September 20, the Government submits to Parliament the Update Note to the EFD, updating the macroeconomic and financial projections and program targets and carrying out any requests by the Council.

Law No. 39 of 2011 did not change the subsequent phase of the budgeting process: the Budget Law (Legge di bilancio) bill and the Stability Law (Legge di stabilità) bill are submitted to Parliament by October 15. The Budget Law authorizes general government revenues and expenditures for the upcoming three-year period. The Stability Law includes legal and financial measures for the three-year period covered by the Budget Law, implementing the budget and the targets contemplated in the EFD; it had already replaced the Annual Financial Law pursuant to the 2009 reform (the Annual Financial Law was already often referred to as Stability Law to reflect the EU requirement to include the accounts of the local administrations). In addition, Law No. 39 of 2011 establishes that the Minister of Economy and Finance’s Report on the General Economic Situation of the Country has to be submitted to Parliament by April (for 2011, by September).

The Ministry of Economy and Finance and, in particular, the General Accounting Office, is responsible for the management of Government expenditures. The Ministry of Economy and Finance submits to the Government and to Parliament a quarterly cash-flow report (Relazione Trimestrale di Cassa) that indicates year-to-date revenues and expenditures and any divergence from the budget. If this divergence is significant, the Government may submit a supplemental budget to Parliament that, if approved, amends the Stability Law.

European Economic and Monetary Union

Under the terms of the Maastricht Treaty, Member States participating in the EMU, or Participating States, are required to avoid excessive government deficits. In particular, they are required to maintain:

•

a budget deficit, or net borrowing, that does not exceed three per cent of GDP, unless the excess is exceptional and temporary and the actual deficit remains close to the three per cent ceiling. The Commission and the Council may consider an excess budget deficit resulting from a severe economic downturn to be exceptional if the excess results from a decrease in annual GDP or from an accumulated loss of output during a protracted period of very low annual GDP growth relative to its potential, taking into account all relevant factors including cyclical conditions, social and investment policies, fiscal consolidation efforts in “good times,” debt sustainability, public investment, the overall quality of public finances and the implementation of structural pension reforms (and their cost); and

•	a gross accumulated public debt that does not exceed 60 per cent of GDP or is declining at a satisfactory pace toward this reference value.

For information on Italy’s status under these covenants, see “Measures to Address the 2007-2011 Financial and Economic Crisis” and “Public Finance — The Economic and Financial Document of 2011.”

Although Italy’s public debt exceeded 60 per cent of GDP in 1998, Italy was included in the first group of countries to join the EMU on January 1, 1999 on the basis that public debt was declining at a satisfactory pace toward the 60 per cent reference value.

In order to ensure the ongoing convergence of the economies participating in the EMU, to consolidate the single market and maintain price stability, effective on July 1, 1998, the Participating States agreed to a Stability and Growth Pact (“SGP”). The SGP is an agreement among the Participating States aimed at clarifying the Maastricht Treaty’s provisions for an excessive deficit procedure and strengthening the surveillance and co-ordination of economic policies. The SGP also calls on Participating States to target budgetary positions aimed at a balance or surplus in order to adjust for potential adverse fluctuations, while keeping the overall budget deficit below a reference value of 3 per cent of GDP.

Under SGP regulations, Participating States are required to submit each year a stability program (each such program a “Stability Programme”), and non-participating Member States are required to submit a convergence program. These programs cover the current year, the preceding year and as at least the three following years, are required to set forth:

•

projections for a medium-term budgetary objective (a country-specific target which, for Participating States having adopted the euro, must fall within one per cent of GDP and balance or surplus, net of one-off and temporary measures) and the adjustment path towards this objective, including information on expenditure and revenue ratios and on their main components;

•

the main assumptions about expected economic developments and the variables (and related assumptions) that are relevant to the realization of the Stability Programme such as government investment expenditure, real GDP growth, employment and inflation;

•

the budgetary strategy and other economic policy measures to achieve the medium-term budgetary objective comprising detailed cost-benefit analysis of major structural reforms having direct cost-saving effects and concrete indications on the budgetary strategy for the following year;

•

an analysis of how changes in the main economic assumptions would affect the budgetary and debt position, indicating the underlying assumptions about how revenues and expenditures are projected to react to variations in economic variables; and

•	if applicable, the reasons for a deviation from the adjustment path towards the budgetary objective.

Based on assessments by the Commission and the Economic and Financial Committee, the Council of the EU delivers an opinion on whether:

•	the economic assumptions on which the program is based are plausible;

•	the adjustment path toward the budgetary objective is appropriate; and

•	the measures being taken and/or proposed are sufficient to achieve the medium-term budgetary objective.

The Council of the EU can issue recommendations to the Participating State to take the necessary adjustment measures to reduce an excessive deficit. When assessing the adjustment path taken by Participating States, the Council will examine whether the Participating State concerned pursued the annual improvement of its cyclically adjusted balance, net of one-off and other temporary measures, with 0.5 per cent of GDP as a benchmark. When defining the adjustment path for those Participating States that have not yet reached the respective budgetary objective or in allowing those that have already reached it to temporarily depart from it, the Council will take into account structural reforms which have long-term cost-saving effects, implementation of certain pension reforms, and whether higher adjustment effort is made in economic “good times.” If the Participating State repeatedly fails to comply with the Council’s recommendations, the Council may require the Participating State to make a non-interest-bearing deposit equal to the sum of:

•	0.2 per cent of the Participating State’s GDP, and

•	one tenth of the difference between the budget deficit as a percentage of GDP in the preceding year and the reference value of 3 per cent of GDP.

This deposit may be increased in subsequent years if the Participating State fails to comply with the Council’s recommendations, up to a maximum of 0.5 per cent of GDP, and may be converted into a fine if the excessive deficit has not been corrected within two years after the decision to require the Participating State to make the deposit. In addition to requiring a non-interest-bearing deposit, in the event of repeated non-compliance with its recommendations, the Council may require the Participating State to publish additional information, to be specified by the Council, before issuing bonds and securities and invite the European Investment Bank to reconsider its lending policy towards the Participating State. If the Participating State has taken effective action in compliance with the recommendation, but unexpected adverse economic events with major unfavorable consequences for government finances occur after the adoption of that recommendation, the Council may adopt a revised recommendation, which may extend the deadline for correction of the excessive deficit by one year.

Accounting Methodology

Italy has historically used two systems of accounting: state sector and public sector accounting. State sector accounting includes the revenues and expenditures of the Government and certain agencies and entities whose budgets must be approved by Parliament. Public sector accounting includes the Government, agencies and entities comprising the state sector, as well as entities with budgets not subject to Parliamentary approval (including autonomous agencies, regional and local governments and authorities and the national social security agencies) to the extent the Government receives and transfers funds to those entities. Parliament may review the use of funds transferred by the Government to public sector entities and the financial results of those entities. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis.

Transactions between state-owned joint stock companies and the Government are included in state sector accounting or public sector accounting only to the extent the Government is acting in its capacity as shareholder—for example through the receipt of dividends or the contribution of capital. See “— Government Enterprises.”

Although Italy continues to use public sector and state sector accounting for most internal budgeting and certain other purposes, it also utilizes general government accounting. General government accounting includes revenues and expenditures from both central and local government and from social security funds, or those institutions whose principal activity is to provide social benefits. European Union countries are generally required to use general government accounting for purposes of financial reporting in accordance with European Union requirements. EUROSTAT is the European Union entity responsible for decisions with respect to the application of such general government accounting criteria.

ESA 95 National Accounts. In 1999, ISTAT introduced a new system of national accounts in accordance with the new European System of Accounts (ESA95) as set forth in European Union Regulation 2223/1996. This system was intended to contribute to the harmonization of the accounting framework, concepts and definitions within the European Union. Under ESA95, all European Union countries apply a uniform methodology and present their results on a common calendar. Both state sector accounting and public sector accounting transactions are recorded on an accrual basis.

In December 2005, ISTAT published general revisions to the national system of accounts reflecting amendments to ESA95 set forth in the European Union Regulations 351/2002 and 2103/2005. These revisions included: (i) a new methodology to evaluate the amortization of movable and fixed assets, (ii) a new accounting treatment for financial intermediary services, (iii) revisions to the methodology for calculating general government and investment expenditure, and (iv) the introduction of a new accounting system for a portion of social security contribution on an accrual basis.

In connection with the revisions to the national accounting system of December 2005, ISTAT replaced its methodology for calculating real growth, which had been based on a fixed base index, with a methodology linking real growth between consecutive time periods, or a chain-linked index. One of the effects of using chain indices is that other than for the first year in the chain, component measures will no longer aggregate to totals. Also, as a result of this change in methodology, all “real” revenue and expenditure figures included in this document differ from and are not comparable to data published in earlier documents filed by Italy with the SEC prior to March 12, 2007. The general government revenues and expenditure figures in this Annual Report reflect consolidated revenues and expenditures for the public sector, which is the broadest aggregate for which data is available.

Measures of Fiscal Balance

Italy reports its fiscal balance using two principal methods:

•

Net borrowing, or budget deficit, which is consolidated revenues less consolidated expenditures of the general government. This is the principal measure of fiscal balance, and is calculated in accordance with European Union accounting requirements. Italy also reports its structural net borrowing, which is a measure, calculated in accordance with methods adopted by the Commission, of the level of net borrowing after the effects of the business cycle have been taken into account. Structural net borrowing assumes that the output gap, which measures how much the economy is outperforming or underperforming its actual capacity, is zero. As there can be no precise measure of the output gap, there can be no precise measure of the structural budget deficit. Accordingly, the structural net borrowing figures shown in this document are necessarily estimates.

•

Primary balance, which is consolidated revenues less consolidated expenditures of the general government excluding interest payments and other borrowing costs of the general government. The primary balance is used to measure the effect of discretionary actions taken to control expenditures and increase revenues.

The table below shows selected public finance indicators for the periods indicated.

Selected Public Finance Indicators

	2006		2007		2008		2009		2010
	(€ in millions, except percentages)
General government expenditure(1)	730,918		747,933		774,412		797,479		793,513
General government expenditure, as a percentage of GDP	49.2		48.4		49.4		52.5		51.2
General government revenues	680,997		724,392		731,707		715,738		722,302
General government revenues, as a percentage of GDP	45.8		46.9		46.7		47.1		46.6
Net borrowing	49,921		23,541		42,705		81,741		71,211
Net borrowing, as a percentage of GDP	3.4		1.5		2.7		5.4		4.6
Primary balance	19,175	(2)	53,911	(2)	38,608	(2)	(11,333	)(2)	(1,059	)(2)
Primary balance, as a percentage of GDP	1.3	(2)	3.5	(2)	2.5	(2)	(0.7	)(2)	(0.1	)(2)
Public debt, including euro area financial support in 2010	1,584,096		1,602,116		1,666,603		1,763,864		1,843,051
Public debt, including euro area financial support in 2010, as a percentage of GDP	106.6%		103.6%		106.3%		116.1%		119.0%
GDP (nominal value)	1,485,377		1,546,177		1,567,761		1,519,702		1,548,816

(1)	Includes revenues from the divestiture of state-owned real estate (deducted from capital expenditures).
(2)	Source: ISTAT.

Source: Bank of Italy.

Large net borrowing requirements and high levels of public debt were features of the Italian economy until the early 1990s. In accordance with the Maastricht Treaty, the reduction of net borrowing and public debt became a national priority for Italy. Italy gradually reduced its net borrowing as a percentage of GDP below the 3 per cent threshold set by the Maastricht Treaty and Italy’s net borrowing as a percentage of GDP was 3.4 per cent in 2006, in 2007 it decreased to 1.5 per cent, in 2008 it increased to 2.7 per cent mainly as a result of a significant increase in government expenditure, in 2009 it increased to 5.4 per cent mainly as a result of the slowdown in growth of current revenues and in the second half of 2009 the EU started an excessive deficit procedure against Italy; in 2010, it decreased to 4.6 per cent mainly due to lower expenditure relative to the GDP a higher tax revenues relative to the GDP.

Public debt as a percentage of GDP, increased in 2005 and amounted to 106.5 per cent in 2006. During 2007, the debt-to-GDP ratio decreased to 103.5, and subsequently increased to 106.3 per cent in 2008. The increase recorded in 2008 was mainly due to the slowdown in growth of nominal GDP, an increase in the valuation of securities indexed to inflation and an increase in public debt issues the proceeds of which were used to fund measures taken by the Italian Government to address the global economic crisis of 2008. The ratio of Government debt-to-GDP was 116.1 per cent mainly due to a large decrease in GDP. In 2010, the debt-to-GDP ratio was 118.8 per cent net of financial support in the euro area and 119.0 per cent including financial support in the euro area; this was mainly due to upward revisions to the borrowing requirement made during 2010, which caused an increased issuance of debt, though the final borrowing requirement for 2010 was 20 per cent lower than forecasted. Since 1999, the Government has taken steps to lengthen the average maturity of debt and reduce the variable rate portion that, together with the introduction of the single currency, made Government debt less sensitive to variations in short-term interest rates and exchange rates. Consistent with the past, the Government’s debt management policy in 2010 was to limit exposure to market risks, mainly interest rate and refinancing risks.

For more information, see “Public Finance — The 2011 Stability Programme” and “Public Debt.”

Program Documents in 2009 and 2010

In July 2009, the Government presented to Parliament its 2010-2013 Program Document, which it subsequently updated in September 2009. The 2010-2013 Program Document confirmed the Government’s commitment to achieve a stable economic environment, through convergence towards a balanced budget in structural terms and a gradual but constant reduction in the debt-to-GDP ratio, and long-term economic growth. In particular, consistent with the prior program document (presented in 2008), the 2010–2013 Program Document confirms the intention of the Government to implement several structural reforms aimed at stimulating productivity, reducing public debt and increasing the efficiency of the public administration, although the Government acknowledged that it would be necessary to wait until a period of relative economic stability was reached to implement those policies and reforms aimed at achieving medium- and long-term economic growth.

In its Program Document, the Government stated its commitment to invest in human capital and infrastructure. In particular, the Government is committed to reducing the overall cost of Italy’s public administration. Competitiveness and productivity would be increased through investments in innovation, modernization of Italy’s administrative system. The following remain the key areas of focus for the Government’s action:

•

Modernization of Italy’s administration: The Government plans to continue reducing the administrative burden on businesses and individuals by adopting additional measures, such as repealing obsolete laws and ineffective regulations, reorganizing government entities and offices and simplifying administrative requirements that private companies have to comply with in order to conduct their business. In general, the Government aims at reorganizing the public administration sector in order to increase its efficiency and the quality of its services, reduce costs and, as a result, promote the competitiveness of the national economy.

•

Fiscal federalism: The Government intends to fully implement article 119 of the Italian Constitution, which provides for fiscal federalism. In particular, the Government plans to introduce changes that will allow Regions and public local entities to generate tax revenue, that is directly attributable to their relevant geographic areas of competence, and to achieve a greater autonomy in tax management. In July 2009, law No. 42 of 2009 came into force introducing the framework for a comprehensive reform of fiscal federalism. For more information, see above under “Republic of Italy — Government and Political Parties — Regional and Local Governments.”

•

Infrastructure and innovation (energy sector): The Government plans to accelerate the implementation of its infrastructure program. In order to reduce the country’s energy-related deficit, the Government undertook steps to encourage the re-introduction of nuclear energy in Italy. In particular, in July 2009 a legal framework was adopted, setting out principles on the basis of which the Government must adopt legislative decrees to regulate, among others, the type of plants to be built, the disposal of radioactive waste, authorization procedures for the construction, management and shut-down of nuclear facilities and the criteria for the selection of suitable locations.

•	Privatizations: In the long term, the government plans to privatize companies it owns thereby reducing its debt, subject to the adoption of an adequate regulatory framework.

The following table shows Italy’s principal public finance targets stated in the 2010-2013 Program Document, as well as the gross domestic product assumptions underlying the Program Document.

2010-2013 Program Document Objectives

	2008	2009	2010	2011	2012	2013
GDP (% real growth rate)	(1.0)	(4.8)	0.7	2.0	2.0	2.0
Net borrowing, as a percentage of GDP	2.7	5.3	5.0	3.9	2.7	2.2
Primary balance, as a percentage of GDP	2.4	(0.5)	0.0	1.3	2.8	3.4
Interest expense, as a percentage of GDP	5.1	4.8	4.9	5.2	5.5	5.6
Public debt, as a percentage of GDP	105.7	115.1	117.3	116.9	115.1	112.7
Structural net borrowing (budget surplus), as a percentage of GDP	3.4	3.3	2.8	2.3	1.8	2.0

Source: Update to the 2010-2013 Program Document.

In January 2010, the Government submitted to the EU the Stability Programme Update of 2009 (the “2009 Stability Programme Update”. The forecast in the 2009 Stability Programme Update reflects growing uncertainty due to the unfavorable economic scenario at the time, showing a larger GDP decrease, net borrowing and public debt in 2009, compared to the forecast provided in the 2008 Stability Programme Update.

The following table compares the main finance indicators included in the 2008 Stability Programme Update and in the 2009 Stability Programme Update.

2008 Stability Programme Update and 2009 Stability Programme Update

	2008	2009	2010	2011
Real GDP % growth rate
2008 Stability Programme Update	(0.6)	(2.0)	0.3	1.0
2009 Stability Programme Update	(1.0)	(4.8)	1.1	2.0
Difference	0.4	2.8	0.8	1.0
Net Borrowing, as a % of GDP
2008 Stability Programme Update	(2.6)	(3.7)	(3.3)	(2.9)
2009 Stability Programme Update	(2.7)	(5.3)	(5.0)	(3.9)
Difference	0.1	1.6	1.7	1.0
Public Debt, as a % of GDP
2008 Stability Programme Update	105.9	110.5	112.0	111.6
2009 Stability Programme Update	105.8	115.1	116.9	116.5
Difference	0.1	4.6	4.9	4.9

Source: 2009 Stability Programme Update.

In May 2010, the Government adopted the 2010 Combined Report confirming the commitments undertaken in the 2009 Stability Programme Update, and adopted Law Decree No. 78 of May 31, 2010 (converted into Law No. 122 of July 31, 2010) anticipating the implementing budgetary measures that would otherwise have been adopted in the fall. In September 2010, the Government adopted the Public Finance Decision for 2011-2013, which described these budgetary measures and their expected effects:

•

Correction of Net Borrowing: The government’s revenue and spending measures establish a correction of net borrowing for the 2011-2013 three-year period. The reduction of the budget balance amounts to approximately €12 billion in 2011 and approximately €25 billion in each of the two following years. The government’s measures mainly impact the expenditures, whose reduction amounts to approximately €8.2 billion in 2011, €15.8 billion in 2012 and €18.2 billion in 2013.

•

Revenues Increase: Revenues are expected to increase in an amount of approximately €26 billion over the 2011-2013 three-year period mainly due to measures aimed to prevent tax evasion. Other revenues are expected to decrease by approximately €6.0 billion during the same period mainly due to the reduction of the prepayments of personal income taxes for the years 2011 and 2012. The revenue increase is expected to be approximately €7.0 billion in 2011, €10.5 billion in 2012 and €8.6 billion in 2013. Most of this increase will be the result of a greater effort to prevent tax evasion that includes: the updating of criteria for summary assessments; the use of a set of indicators on income (redditometro); the introduction of mandatory electronic invoicing for amounts equal to or over €3,000; the introduction of a withholding tax on building restructuring works that is tax deductible. Increases in tax revenues are also expected from the elimination of the subsidized taxation system for closed-end real estate funds, the traceability of cash transfers in excess of €5,000, and taxes owed by insurance companies. In the last case, a ceiling is introduced with regard to the variation in mandatory technical reserves subject to taxation for life insurance. The deferral of personal income tax advance payments for the 2011 and 2012 tax years is expected to cause a decrease in revenues amounting to approximately €2.3 billion in 2011, higher net revenues equal to approximately €1.7 billion in 2012 (coming from the combined effect of the higher deferred revenues from 2011 and the lower revenues for the shifting of the 2012 prepayment), and incremental revenues of approximately €0.6 billion in 2013.

•

Reduction of Government Expenditures: The measures regarding the central government are expected to reduce expenditures by approximately €29.8 billion for the 2011-2013 three-year period. During the same period, the measures relating to local administrations are expected to generate savings of approximately €27.2 billion; social security funds are expected to generate savings of approximately €5.2 billion. The measures impacting expenditures directly affect the operational costs of the general government, because of a 10 per cent reduction of financial resources allocated to each ministry for expenditures that can be reclassified.

•

Certain Stimulus Measures: In addition to the corrective measures described above, Law Decree No. 78 of May 31, 2010 requires regulations aimed at favoring competitiveness and economic development, such as tax breaks for the weaker areas of the nation and the option for firms from countries of the European Union that start up business ventures in Italy to choose the taxation system prevailing in any EU Member State as an alternative to the Italian taxation system.

•

Public Employee Compensation Freeze: The adopted measures also limit the expenditure for public-sector employment, providing for (i) a freeze of wages at the 2010 level of total compensation of individual employees for the 2011-2013 three-year period; (ii) a decrease in the number of public sector workers; freeze on career advancement; and (iii) a limit of wage increases arising from contract renewals.

•

Political Cost Reduction: The measures also include a reduction in the compensation of members of Parliament, Ministers and Undersecretaries, and the downsizing of the administrative structure of the constitutional bodies, including the Office of the Prime Minister, as well as the reduction of reimbursement of expenditures incurred by political parties in electoral campaigns.

•

Social Benefits Cost Reduction: In addition, there is a limitation of expenditures for social benefits including pensions, through changes to the requirements for qualifying for regular and early retirement pensions, with savings of up to approximately €2.6 billion by 2012 and up to approximately €3.6 billion in 2013.

•

Other Measures: The suspension of the tax and social security payments in 2010 for the areas of the Abruzzo region hit by the earthquake of 2009, and the refinancing of the international peace missions, have been covered with proceeds from the extension of the deadline for the repatriation of capital illegally held abroad, originally set at end 2009, and the introduction of a withholding tax on building restructuring works that is tax deductible.

The Public Finance Decision shows a net borrowing level consistent with that agreed at the EU level and included in the 2009 Stability Programme Update. Compared to the estimates contained in the Combined Report, the Public Finance Decision shows an increase in the primary surplus equal to 0.1, 0.6 and 1.3 percentage points of GDP for the years 2010, 2011 and 2012 respectively, mainly due to the corrective measures. The comparison with the forecasts indicated in the Combined Report (and thus inclusive of the effects of the corrective measures approved after the presentation of the Combined Report) shows a slight GDP deterioration by 0.2 percentage points in both 2011 and 2012. The difference is due to a different macroeconomic scenario and to the revision in 2010 tax revenues. Although essentially confirming the forecast for 2010, the change in the mix of 2010 tax revenues, given constant growth assumptions, results in a reduction in tax revenue because of the different elasticity of its components. The most significant changes between the forecasts in the Combined Report, as supplemented by the effects of the corrective measures, and the forecasts in the Public Finance Decision, concern:

•

the interest expense, which falls significantly due to a lower assumed interest rates relative to that shown in the Combined Report; in 2012, the last year in which it is possible to make a comparison between the two sets of forecasts, projected interest expense decreases from 5.2 to 4.8 per cent of GDP;

•	other current expenses, which increase mostly due to higher tax credits for the scrapping of automotive vehicles in 2010 and conservatively projected for subsequent years;

•	expenses for employee compensation, which decrease based on monitoring results, which show more limited growth than that assumed at the time of the preparation of the Combined Report;

•	tax revenues, which decrease from the amounts forecast in the Combined Report based on the different macroeconomic framework and the results of monthly monitoring;

•

social contributions, which decrease from the amounts forecast in the Combined Report based on monthly monitoring, on regulations that limit the expense for employee compensation (especially in the public sector) and on a change in the trend of the underlying taxable income base;

•

other non-tax revenues, whose positive change is due to the recognition in the public accounts of higher revenues from dividends and income, gaming concessions, and interest income on loans granted, a substantial portion of which can be projected to subsequent years.

The following table compares the principal finance indicators included in the Combined Report of May 2010 and in the Public Finance Decision of September 2010.

2010 Combined Report and Public Finance Decision

	2009	2010	2011	2012	2013
Real GDP % growth rate
Combined Report	(5.0)	1.0	1.5	2.0	—
Public Finance Decision	(5.0)	1.2	1.3	2.0	2.0
Difference	0	0.2	0.2	0	N/A
Net Borrowing, as a % of GDP
Combined Report	(5.3)	(5.0)	(4.7)	(4.3)	—
Public Finance Decision	(5.3)	(5.0)	(3.9)	(2.7)	(2.2)
Difference	0	0	0.8	1.6	N/A
Public Debt, as a % of GDP
Combined Report	115.8	118.4	118.7	117.2	—
Public Finance Decision	115.9	118.5	119.2	117.5	115.2
Difference	0.1	0.1	0.5	0.3	N/A

Source: Public Finance Decision and 2010 Combined Report.

The 2011 Economic and Financial Document (EFD)

The Stability Programme. In April 2011, Italy submitted to the EU its 2011 Stability Programme, which shows a deficit amount of 4.6 per cent of GDP in 2010 and states that (a) Italy will commit to introducing into its Constitution a binding budget discipline and (b) Italy will commit to reaching (i) within 2014 a level close to a balanced budget (for 2011, deficit/GDP at 3.9%; for 2012, deficit/GDP at 2.7%; for 2013, deficit/GDP at 1.5%; for 2014, deficit/GDP at 0.2%) and (ii) then, by way of systematic increments in the primary surplus, to follow on the path of public debt reduction. The government’s forecast of the debt-to-GDP ratio, net of euro area financial support, shows 119.3 per cent in 2011,118.5 per cent in 2012, 116.1 per cent in 2013 and 112.3 in 2014. The government’s forecast of the debt-to-GDP ratio, including euro area financial support, shows 120.0 per cent in 2011,119.4 per cent in 2012, 116.9 per cent in 2013 and 112.8 in 2014. To achieve this it is necessary to activate measures with low or no impact on public accounts, but with significant effects on the economy. These measures, by affecting the rate of growth of the economy, will contribute to the reach of the objectives associated with a reduction in the debt-to-GDP ratio. All these incisive and integrated reforms are outlined in the National Reform Programme. The following table compares the main finance indicators included in the 2009 Stability Programme Update and in the 2011 Stability Programme (reflecting additional net measures in 2013 and 2014 correcting the primary balance by approximately 2.3 per cent of GDP).

2009 Stability Programme Update and 2011 Stability Programme

	2009	2010	2011	2012
Real GDP growth rate
2009 Stability Programme Update	(4.8)	1.1	2.0	2.0
2011 Stability Programme	(5.2)	1.3	1.1	1.3
Difference	(0.4)	0.2	(0.9)	(0.7)
Net Borrowing, as a % of GDP
2009 Stability Programme Update	(5.3)	(5.0)	(3.9)	(2.7)
2011 Stability Programme	(5.4)	(4.6)	(3.9)	(2.7)
Difference	(0.1)	0.4	0.0	0.0
Public Debt, as a % of GDP
2009 Stability Programme Update	115.1	116.9	116.5	114.6
2011 Stability Programme including euro area financial support(1)	116.1	119.0	120.0	119.4
Difference	1.0	2.1	3.5	4.8

Source: 2011 Stability Programme.

The National Reform Documents. In its National Reform Programme, the Government confirms its existing policies and objectives and identifies eight policy areas. These areas are (i) Labor and Pensions, (ii) Product Market, (iii) Competition and Administrative Efficiency, (iv) Innovation and Human Capital, (v) Support to Businesses, (v) Fiscal Federalism, (vi) Energy and Environment, (vii) Infrastructure and Development, (viii) Containment of Public Expenditure. The Government will commit specifically to the following priorities:

•

Tax reform: the tax system will be simplified, the number of special tax regimes will be reduced, and a gradual shift from direct to indirect taxation will be effected which, combined with the fight against tax evasion, will result in a lighter taxation of labor and an enhancement of responsibility of individuals and families;

•

Southern regions development: even though more attention will be given to “evolution at regional level” , EU funds granted to Italy will be further dedicated to the southern regions, priority will be given to infrastructure to link the country and of advantageous taxation;

•	Labor law reform: a Consolidated Act will contain the reorganization and simplification of the labour relations;

•	Private construction: new regulations will be introduced to allow demolition and reconstruction, including change in volume and use, with simplified authorization procedures;

•	Research and development: introduction of a 90% tax credit to support research that enterprises commission or pay to universities and research institutes;

•	Education and merit: introduction of a plan to improve public school infrastructure in the southern regions and to enhance merit-based selection and scholarships in public schools and universities;

•	Tourism: the institution of “tourist-seaside districts”;

•	Agriculture: irrigation works, especially in the south;

•	Civil proceedings: introduction of mechanisms to reduce the number and length of proceedings;

•	Reform of the Public Administration: administrative and regulatory simplification, with reduction of bureaucratic, administrative and fiscal burdens for persons and firms.

Among the many measures included in the National Reform Programme, the most important in terms of magnitude of effects on the government’s accounts are:

•

Pension reform, (see “Public Finance — Expenditures”): the strengthening in 2004 of the reform process started in 1992/1995, supplemented by recent modifications (Law Decree No. 78 of May 31, 2010 converted into law No. 122 of July 31, 2010), is expected to allow a reduction of the expenditure relative to the GDP by one percentage point in average in the 2015-2035 period (approximately 26 points cumulatively until 2050), due to a modification of the requirements for admission to the old-age and early retirement pension and accrual system and the adjustment of life expectancy. In nominal terms, the expected reduction of expenditure for pensions amounts to approximately €7 billion in the 2009-2010 period, €6.3 billion in 2011, €10.3 billion in 2012, €11.8 billion in 2013 and €13 billion in 2014. The simulated effects of these reforms are a reduction of costs and an improvement in unemployment, with positive effects on GDP growth.

•

Innovation and human capital: the National Strategic Framework 2007-2013 (Quadro Strategico Nazionale), a strategic orientation document that EU Member States submit to the European Commission in furtherance of the EU cohesion policy, has among its main objectives the improvement of innovation and human resources. The National Strategic Framework 2007-2013 includes EU and national resources in the amount of €25 billion. Measures to reorganize school and universities include reductions of personnel expenditure in the amount of €1,293 million in 2009, €2,809 million in 2010, €3,911 million in 2011 and €4,561 million in 2012. Among the numerous other measures, the increase in funds for universities of €800 million in 2011 and €500 million per year beginning in 2012, is most significant.

•

Containment of public expenditure: the reform of the healthcare system reinforcing the governance of the system and introducing expenditure reductions in the expected amount of €1,018 million in 2011 and €1,732 million per year beginning in 2012.

EU Council Economic policy recommendations to Italy. As part of the European semester process, in July the Ecofin Council issued specific recommendations to Italy, based on assessments by the European Commission of Italy’s macroeconomic and fiscal situation as outlined in the Stability Program and the National Reform Program. The Ecofin Council asked Italy to implement its fiscal consolidation plan so as to ensure correction of its excessive deficit. The Council recommended using any untapped potential of fiscal policy to accelerate deficit and debt reduction towards the goal of a balanced budget in 2013 – 2014. In the same recommendations, Ecofin proposed the introduction of mechanisms to keep government spending in check.

The recommendation also suggested further economic policy measures aimed at:

•

reducing labour market fragmentation, by changing workers’ social protection regulations, through a comprehensive reform of unemployment protection legislation and by increasing women’s labour market participation;

•

continuing the reform project, initiated in 2009, of collective bargaining in order to ensure that wages increase in line with increases in productivity, also considering the actual working conditions at local and at the firm level;

•	liberalising the services sector, especially professional services,

•	promoting SMEs’ access to equity markets by removing administrative obstacles and reducing costs;

•	improving the regulatory framework for private investment in R&D by extending existing tax incentives and promoting venture capital;

•	accelerating co-funding procedures of the cohesion policy, with a view to increasing the absorption rate of EU funds and improving the quality of their use.

Key points of the fiscal package. During the summer months, Law No. 111/2011 confirming Decree Law No. 98/2011 and Law No. 148/2011 confirming Decree Law No. 138/2011 were introduced. Overall, the net package adopted through these laws will reduce general government net borrowing by €2.8 billion in 2011, €28.3 billion in 2012, €54.3 billion in 2013 and €59.8 billion in 2014 with respect to unchanged legislation. In terms of GDP, the correction increases over the 2011-2014 period by 0.2 per cent in 2011, 1.7 per cent in 2012, 3.3 per cent and 3.5 per cent respectively in 2013 and 2014.

The revenues variation is largely due to cuts in tax expenditures and welfare benefits. More specifically, over the 2013-2014 period, higher revenues amount to approximately € 20 billion a year, which is basically in line with the net spending cut.

The correction on the expenditure side increases over the 2011-2014 period from €0.2 billion in the current year to almost €21 billion in the last year of the forecast period. As far as spending is concerned, the package envisages cuts in current spending for a total of €27 billion over the 2011-2014 period as a sum of annual flows, as against a net reduction in capital expenditure slightly above €20 billion.

Among the larger revenue items, Decree Law No. 138/2011 assures further substantial revenues flowing from the 1 per cent increase in VAT (from 20 to 21 per cent) and from the harmonisation of tax rates on financial income to 20 per cent (except on government bonds and similar products, such as Interest Bearing Bonds, securities issued by other States, saving securities for southern Italy’s economy and complementary pension funds). Additional revenues will also flow from the increase in the IRES surcharge (IRES – Corporate income tax) on energy companies from 6.5 to 10.5 per cent, as well as from extending its application to include electricity and natural gas distribution companies.

Both laws contain provisions to fight against tax evasion. Their key measures envisage the involvement of municipalities in tax inspections; the reduction in bank secrecy through selective lists drawn up on the basis of information provided to the tax register by financial operators; an overhaul of regulations governing shell companies, as well as their extension to companies repeatedly reporting losses; a strengthening of the statistics-based tax assessment and the recently introduced requirement to include the social security number of the party and of his/her lawyers in judicial records; provisions relating to the requirement to inform the Italian Revenue Agency (Agenzia delle Entrate) of transactions that may be subject to VAT; as well as measures to streamline and strengthen financial investigations that can be widened to include insurance companies and bodies that may be required to respond to requests. In addition, tax evaders now face harsher penalties.

Additional revenues are expected to flow in from gaming and from the increases in excise taxes on processed tobacco products.

A substantial part of the larger revenues are obtained from making more efficient existing tax and welfare treatment. Here the measures introduced by Decree Law No. 98/2011 have been supplemented by those in Decree Law No. 138/2011 which was adopted after it; both envisage that tax expenditures, exemptions and concessions listed in the annex to Decree Law No. 98/2011 be reduced by 5 per cent in 2012 and by 20 per cent starting in 2013.

In terms of tax revenues, the provisions mean revenues will increase by €4 billion in 2012, €16 billion in 2013 and €20 billion as of 2014. They shall not be applied if legislative measures - with the same financial impact as the above-mentioned amounts – reorganising welfare spending or abolishing or reducing concessional tax treatment are passed by September 30, 2012. Moreover, a safeguard clause has been envisaged, whereby the Prime Minister by Decree may adjust indirect tax rates provided they have the same impact.

The correction on the expenditure side is mainly obtained by cutting the financial endowment of ministries, the programmes of local authorities as well as health-care and

The overall measures envisage that local governments shall contribute to the fiscal correction by complying with the rules of the domestic stability pact for a total amount of €4.2 billion in 2012 and €6.4 billion as from 2013.

The provisions to contain health spending achieve savings of € 2.5 billion in 2013 and of €5 billion as of 2014.

Measures affecting welfare ensure an overall contribution to the package of about € 1 billion in 2012, €3.5 billion in 2013 and €3.3 billion in 2014. Additional larger savings are expected in later years from a) the progressive increase in the retirement age of women in the private sector, with a rising impact in terms of cutting expenditure as from 2015 (€ 2,690 million in 2021) and b) the adjustment of the retirement age to changes in life expectancy for entitlement to an ordinary old age pension as well as for entitlement to early retirement and a minimum pension, which is to begin in 2013 instead of at a later date as previously envisaged (€ 1,214 million in 2021).

For the 2012-2013 period, Decree Law No. 98/2011 envisages (i) the abolition of cost-of-living indexation of pension benefits that are five times higher than the minimum pension paid out by INPS, excluding the fraction of pension benefits that is three times lower than the minimum pension to which indexation of 70 per cent is in any case applied; (ii) for those who are eligible for pension benefits from 2012 having paid pension contributions for 40 years, a further deferral (up to three months) of the date at which they become eligible.

Further savings will be achieved as a result of the 24-month postponement (instead of 6 months as had previously been envisaged) of disbursement of severance pay to those who would become eligible for pension benefits as from 2012 to pension benefits through early retirement (except the 40-year seniority channel) and a 6-month deferral for those eligible for an old-age pension or those who have paid pension contributions for 40 years.

Moreover, the two laws envisage measures to sustain economic development including expansionary measures as well as legislative and regulatory measures.

On the expenditure side, the endowment for the structural economic policy programmes (Fondo per gli interventi strutturali di politica economica (ISPE)) has been increased by €0.8 billion in 2011 and €4.9 billion in 2012. In addition, a share of the resources appropriated through the previous stability law has been allotted to the road and rail infrastructure fund.

Provisions have been introduced relating to the efficiency of the judicial system.

Provisions have been introduced to spur competition in local public services through the liberalisation by local governments of all economic activities, while recognising the principle of universal access to services.

Updated synoptic outline of public finance ( as % of GDP)

			2009	2010	2011	2012	2013	2014
Net Borrowing	(EFD Update	)	-5.4	-4.6	-3.9	-1.6	-0.1	0.02
	(2011 EFD)		-5.4	-4.6	-3.9	-2.7	-1.5	-0.2
Interest	(EFD Update	)	4.06	4.05	4.08	5.03	5.05	5.05
	(2011 EFD)		4.06	4.05	4.08	5.01	5.04	5.06
Primary Balance	(EFD Update	)	-0.7	-0.1	0.09	3.07	5.04	5.07
	(2011 EFD)		-0.7	-0.1	0.09	2.04	3.09	5.02
Structural Balance(1)	(EFD Update	)	-4.0	-3.3	-2.8	-0.6	0.06	0.05
	(2011 EFD)		-4.1	-3.5	-3.0	-2.2	-1.4	-0.5
Debt(2)	(EFD Update	)	116.1	119.0	120.6	119.5	116.4	112.6
	(2011 EFD)		116.1	119.0	120.0	119.4	116.9	112.8
State Sector Balance	(EFD Update	)	-5.6	-4.3	-4.1	-1.7	0.04	0.07
	(2011 EFD)		-5.6	-4.3	-4.1	-2.8	-1.0	0.02
Public Sector Balance	(EFD Update	)	-5.8	-4.4	-4.3	-1.8	0.03	0.07
	(2011 EFD)		-5.8	-4.4	-4.2	-2.9	-1.1	0.02

(1)	Cyclically adjusted and net of one-off measures
(2)	Estimates include the impact of Italy’s contribution to the three-year plan to support Greece based on the terms fixed on June 14, 2011, and Italy’s share of the issues of the EFSF facility through August 31, 2011. The estimates do not include any debt issues by the EFSF after August 31, 2011 or any contributionsto be paid into the capital of the ESM vehicle as of June 2013.

Revenues and Expenditures

The following table sets forth general government revenues and expenditures and certain other key public finance measures for the periods indicated. The table does not include revenues from privatizations, which are deposited into a special fund for the repayment of Treasury outstanding securities and cannot be used to finance current expenditures. While proceeds from privatizations do not affect the primary balance, they contribute to a decrease in the public debt and consequently the debt-to-GDP ratio. See “— Privatization Program.”

General Government Revenues and Expenditures

	2006		2007		2008		2009		2010
	€ in millions
Expenditures
Compensation of employees	163,220		163,989		169,650		171,026		171,905
Intermediate consumption	77,667		81,016		85,606		91,202		91,600
Market purchases of social benefits in kind	41,336		41,860		42,780		44,975		45,409
Social benefits in cash	252,178		264,387		277,183		291,468		298,199
Subsidies to firms	13,070		14,872		15,001		15,435		16,040
Interest payments	69,096		77,452		81,313		70,408		70,152
Other expenditures	39,840		41,841		43,927		46,825		46,309
Total current expenditure	656,407		685,417		715,460		731,339		739,614
Gross fixed investment	34,786		35,796		34,968		38,060		31,879
Investment grants	22,471		25,133		22,338		23,822		20,442
Other capital expenditures	17,254		1,587		1,646		4,258		1,578
Total capital account expenditure	74,511		62,516		58,952		66,140		53,899
Total expenditure	730,918		747,933		774,412		797,479		793,513
as a percentage of GDP	49.2		48.4		49.4		52.5		51.2
Deficit on current account (surplus -)	(20,207)		(34,441)		(12,277)		31,248		24,499
Net borrowing	49,921		23,541		42,705		81,741		71,211
as a percentage of GDP	3.4		1.5		2.7		5.4		4.6

Revenues
Direct taxes	213,867		233,170		239,644		222,857		225,494
Indirect taxes	220,313		227,103		215,780		206,000		216,530
Actual social security contributions	186,072		201,339		212,030		209,359		210,460
Imputed social security contributions	3,619		3,920		3,878		4,183		4,048
Income from capital	9,700		9,862		9,757		8,502		8,286
Other revenue	43,043		44,464		46,648		49,190		50,297
Total current revenue	676,614		719,858		727,737		700,091		715,115
Capital taxes	225		301		488		12,255		3,392
Other capital revenue	4,158		4,233		3,482		3,392		3,795
Total capital revenue	4,383		4,534		3,970		15,647		7,187
Total revenue	680,997		724,392		731,707		715,738		722,302
as a percentage of GDP	45.8		46.9		46.7		47.1		46.6
Primary balance	19,175	(1)	53,911	(1)	38,608	(1)	(11,333	)(1)	(1,059	)(1)
as a percentage of GDP	1.3	(1)	3.5	(1)	2.5	(1)	(0.7	)(1)	(0.1	)(1)

(1)	Source: ISTAT.

Source: Bank of Italy.

General government expenditures rose by 0.5 per cent in 2010, compared to a 3.1 per cent increase in 2009. The increase in total expenditures was mainly driven by the decrease in capital account expenditures. Current expenditures recorded a moderate 1.3 per cent increase in 2010, due to moderate variations in compensation of employees, intermediate consumption and social benefit expenditures.

General government revenue increased by 0.9 per cent in 2010, compared to a decrease of 1.9 per cent in 2009. The increase in 2010 was mainly due to a 5.1 per cent increase in revenue from indirect taxes, compared to a 4.2 per cent decrease in 2009; it was also sustained by a 1.2 per cent increase in direct tax revenue, compared to a decrease of 7.1 per cent in 2009.

Italy recorded a current account deficit of approximately €24.5 billion in 2010, compared to a €31.2 billion deficit in 2009. This was mainly due to an increase in current revenues of approximately €15.0 billion and an increase in current expenditure of approximately €8.3 billion.

Expenditures

Italy has a comprehensive system of social services, including public health, public education and pension, disability and unemployment benefits programs, most of which are administered by the government or by local authorities receiving government funding. These social services are funded in part by contributions from employers and employees and in part from general tax revenues.

Social Services. Social Services include expenditures for pensions, disability and unemployment benefits. The two principal social security agencies for private sector employees, the Istituto Nazionale Previdenza Sociale (“INPS”) and the Istituto Nazionale Assicurazioni e Infortuni sul Lavoro (“INAIL”), provide old-age pensions and temporary and permanent disability compensation for all the employees of the private sector and their qualified dependents and coverage for accidents in the workplace or permanent disability as a consequence of employment for workers of the industrial and agricultural sectors and for certain service sector employees. The social security entity for government employees, the Istituto Nazionale di Previdenza per i Dipendenti dell’Amministrazione Pubblica (“INPDAP”), provides similar services.

Old-age pensions in Italy, as in much of the developed world, continue to present a significant structural fiscal problem. Controlling pension spending is a particularly important Government objective given Italy’s aging population. The following are the principal reforms to the Italian pension system since 1992:

•

Beginning in 1992, the Government adopted several measures designed to control the growth of pension expenditures. Among other measures, the Government abolished the indexation of pensions to reflect wage increases and froze or delayed early retirement pensions for certain categories of workers, raised the retirement age and increased the minimum contribution period for early retirement pensions.

•

In 1995, Parliament enacted legislation to reform the pension system. Under these reforms, each individual’s pension is determined on the basis of the contributions, adjusted for GDP growth, made to the system by the individual or by his employer on his behalf. No additional contributions are made by the Government. The Government, however, continues to provide welfare and disability pensions. Individuals with lower levels of contribution to the public pension system are encouraged to seek additional pension benefits through voluntary contributions to private funds.

•

In July 2004, Parliament enacted legislation to reform Italy’s pension system. The reform, which took effect in 2008, raised the retirement age and increased minimum contribution periods required to qualify for early retirement pension and old-age pension, as shown in the table below. In addition, the reform includes incentives to employees to delay retirement and, as with the 1995 reforms, seeks additional pension benefits through contributions to private funds. The reform aims also at substantially delaying end-of-employment payments.

Key 2004 Pension Reforms

Requirement to Qualify for:
	Early Retirement Pension	Old-Age Pension
2004	(a) 57 years of age and 35 years of contributions; or	(a) 57 to 65 years of age and 5 years of contributions; or
	(b) 38 years of contributions, regardless of age	(b) 40 years of contributions, regardless of age

2005-2007	(a) 57 years of age and 35 years of contributions; or	Unchanged
(b) 38 years of contributions, regardless of age, increasing to 39 years of contributions in 2006 and 2007

2008-2009	(a) 60 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 60 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age

2010-2013	(a) 61 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 61 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age

From 2014	(a) 62 years of age and 35 years of contributions; or	(a) 65 years of age for men (60 for women) and 5 years of contributions; or
	(b) 40 years of contributions, regardless of age	(b) 62 years of age and 35 years of contributions; or
(c) 40 years of contributions, regardless of age

•

In December 2007, Parliament enacted legislation that partially amended Italy’s pension system. In particular, this legislation provides for a gradual increase of minimum contribution periods required to qualify for early retirement pension. Under the new legislation, during the January 1, 2008 to June 30, 2009 period, workers were entitled to early retirement pension if they were at least 58 years of age and had 35 years of contributions. Following this period, the reform introduces a “quota mechanism” to qualify for early retirement pension. In accordance with this mechanism, workers qualify for early retirement if they reach (i) a certain age and (ii) a certain amount calculated by adding their age to the number of years for which they paid social contributions. The following table shows these requirements for workers, other than the self-employed, to qualify for early retirement pension.

Key 2007 Pension Reforms

	Requirement to Qualify for Early Retirement Pension:
	Minimum amount of (i) years of age plus (ii) years of contribution	Minimum years of age
From July 1, 2009 to December 31, 2009	95	59
2010	95	59
2011	96	60
2012	96	60
From 2013	97	61

•

In July 2009, Parliament adopted a law to equalize the pension age of men and women in the public sector. The law gradually raises the pension age of women employed in the public sector from 60 to 65. From 2010, the pension age of women employees would increase to 61, and then it would increase by one year every two years, until 2018 when the pension age of both men and women working for the public sector would be 65. Until the end of 2009, women would be able to retire at 60 and men at 65. The law also contemplates a revision every five years with effect from 2015 in the pension age of men and women in the public and private sectors, in order to reflect any increase in the average length of life expectancy as certified by ISTAT.

•

Law Decree No. 78 of 2010 increased the age requirement for women working in the public sector from 60 in 2009 to 61 years for 2010-2011; with these changes, the retirement age for men and women working in the public sector will be the same (65 years) beginning in 2012. Law Decree No. 78 of 2010 also provides that once a person has become eligible for ordinary retirement by meeting the age requirement, the date for receiving the pension is deferred by 12 months for employees and 18 months for self-employed workers. In addition, Law Decree No. 78 of 2010 provides that early retirement is possible when (i) a person has made pension contributions for at least 40 years (without regard to the person’s age); (ii) when a person has made pension contributions for at least 35 years and is at least 60 year as old as of 2010 or 62 years old as of 2013 in the case of employees, or 61 years old as of 2010 or 63 years old as of 2013 in the case of self-employed workers. The age requirement is reduced by one year with respect to that indicated only if the worker has made contributions for at least 36 years. In any event, once the requirements for early retirement are met (including with contributions for at least 40 years), the date for receiving the pension is deferred by 12 months in the case of employees and 18 months in the case of self-employed workers. Finally, under Law Decree No. 78 of 2010, as of 2015, the age requirements to qualify for ordinary retirement, early retirement and social allowances will be adjusted every three years according to the change in life expectancy at the age of 65 as notified by ISTAT for the preceding three-year period.

•

Law Decree No. 98 of 2011 and Law Decree No. 138 of 2011 strengthened the eligibility requirements. From 2014, the statutory retirement age of women working in the private sector will be gradually increased from 60 to 65 so as to align it with that of men by 2026. For pensioners retiring earlier with 40 years of contributions, regardless of the age eligibility criterion, new measures establish a further postponement of the so-called “exit window mechanism”.

Cash expenditure for social services increased by approximately 2.3 per cent in 2010 compared to a 5.2 per cent increase in 2009, as a result of a 2.1 per cent increase in pension expenditure. In 2010, expenditure for social services was equal to 19.3 per cent of GDP and pension expenditure was equal to 15.3 per cent of GDP.

Expenditures for public health and public education. Expenditures for public health and education are accounted for under wages and salaries, cost of goods and services and production grants. Italy has a public health service managed principally by regional governments with funds provided by the Government. Local health units adopt their own budgets, establish targets and monitor budget developments.

Italy has a public education system consisting of elementary, middle and high schools and universities. Attendance at public elementary, middle and high schools is generally without charge to students, while tuition payments based on income level are required to attend public universities.

Compensation of public employees. Compensation of public employees increased by 0.5 per cent in 2010 compared to a 1.0 per cent increase in 2009, reflecting the increase of compensation granted for 2006-2007 and 2008-2009 to management personnel. Pursuant to Law Decree No. 78 of 2010, wages of public employees for the 2011-2013 three-year period have been frozen at the 2010 level of total compensation, realizing a reduction of expenditure for employee compensation in the public sector by €1.7 billion in 2011, 2.7 billion in 2012 and 3.3 billion in 2013.

Interest payments. Interest payments by the government decreased by €0.3 billion or 0.4 per cent in 2010, after decreasing by approximately €9.9 billion or 12.2 per cent in 2009. The ratio of interest payments to nominal GDP was 4.6 per cent and 4.5 per cent in 2009 and 2010, respectively. The weighted average cost of debt, calculated as ratio of expenditure for interest payments to average amount of debt, decreased from 4.1 per cent in 2009 to 3.8 per cent in 2010. The average yield on 12-month BOTs (short-term zero-coupon notes) in 2010 was 1.3 per cent in 2010, compared to 1.2 per cent in 2009. The average interest rate on ten-year BTPs (fixed-rate notes) in 2010 was 4.0 per cent, compared to 4.3 per cent in 2009. For more information on Italy’s public debt, see “Public Debt.”

Revenues

Taxes. Italy’s tax structure includes taxes imposed at the State and local levels and provides for both direct taxation through income taxes and indirect taxation through a value added tax (“VAT”) and other transaction-based taxes. Indirect taxes include VAT, excise duties, stamp duties and other taxes levied on expenditures. Income taxes consist of an individual tax levied at progressive rates and a corporate tax levied at a flat rate. Corporations also pay local taxes, and the deductibility of those taxes for income tax purposes has been gradually eliminated over the last years.

VAT is imposed on the sale of goods, the rendering of services performed for consideration in connection with business or professions and on all imports of goods or services. In addition to VAT, indirect taxes include customs duties, taxes on real estate and certain personal property, stamp taxes and excise taxes on energy consumption, tobacco and alcoholic beverages.

Italy has entered into bilateral treaties for the avoidance of double taxation with virtually all industrialized countries.

Low taxpayer compliance has been a longstanding concern for the Government, which has adopted measures to increase compliance. Some of these measures are aimed at identifying tax evasion and include systems of cross-checks between the tax authorities and social security agencies, public utilities and others. One of the areas of greatest concern to the Government has been under-reporting of income by self-employed persons and small enterprises. The Government’s efforts to increase tax compliance since 2001 have led to an increase in the general tax base and to an improvement in compliance.

Italy’s fiscal burden, which is the aggregate of direct and indirect tax revenues and social security contributions as a percentage of GDP, decreased from 43.1 per cent in 2009 to 42.6 per cent in 2010, as a result of an increase in GDP greater than the increase in revenues from taxes and social security contributions. In particular, while the tax burden decreased from 29.0 per cent of GDP in 2009 to 28.8 per cent of GDP in 2010, social contributions decreased from 14.1 per cent of GDP in 2009 to 13.8 per cent of GDP in 2010.

The following table sets forth the composition of tax revenues for the periods indicated.

Composition of Tax Revenues(1)

	2006	2007	2008	2009	2010
	(€ in millions)
Direct taxes
Personal income tax	142,062	150,130	158,263	153,508	159,938
Corporate income tax	39,475	50,520	47,438	37,678	37,731
Investment income taxes	12,193	13,696	14,257	13,215	7,598
Other(2)	9,622	4,796	6,182	15,963	8,556
Total direct taxes	203,352	219,142	226,140	220,364	213,823

Indirect taxes
VAT	114,166	119,322	117,444	108,727	112,894
Other transaction-based taxes	20,461	17,253	21,396	21,054	20,846
Taxes on production of mineral oil	21,353	20,337	20,291	20,818	19,764
Taxes on production of methane gas	4,082	4,006	2,469	4,360	4,170
Tax on electricity consumption	1,255	1,302	1,326	1,286	1,243
Tax on tobacco consumption	9,349	9,785	9,904	10,070	10,241
Taxes on lotto and lotteries	10,191	11,800	11,315	12,826	11,743
Other(2)	2,218	2,031	2,033	1,947	1,958
Total indirect taxes	183,075	185,837	186,178	181,089	182,860

Total taxes	386,427	404,979	412,318	401,453	396,683

(1)

The data presented in this “Composition of Tax Revenues” table does not correspond to the general Government direct and indirect tax revenue figures contained in the preceding table entitled “General Government Revenues and Expenditures,” primarily because the “Composition of Tax revenues” table is prepared on a cash basis while the “General Government Revenues and Expenditures” table is prepared on an accrual basis in accordance with ESA95. Generally, State sector accounting does not include indirect taxes levied by, and certain amounts allocable to, regional and other local governments and entities. However, because this “Composition of Tax Revenues” table is prepared on a cash basis, it reflects tax receipts of entities that are excluded from State sector accounting (such as local government entities) that are collected on their behalf by the State (and subsequently transferred by the State to those entities).

(2)	Taxes classified as “other” are non-recurring, therefore highly variable.

Source: Bank of Italy.

In 2010, direct tax receipts (as reported in the “General Government Revenues and Expenditures” table on a cash basis) decreased by 3.0 per cent, compared to 2009, mainly driven by an increase in receipts from personal income tax (including receipt of the deferred advance payment of 2009 income tax) and lower receipts from capital taxes relating to the Tax Shield program (a non-recurring tax). Receipts from corporate taxes did not vary substantially. In 2010, indirect tax receipts (on a cash basis) decreased by 1.2 per cent compared to a 2.7 per cent decrease in 2009, driven by a 3.8 per cent increase in VAT receipts mainly deriving from VAT on imports due to the increased oil price.

Government Enterprises

The following chart summarizes certain basic data regarding the largest companies in which the government holds an interest, for the periods indicated. The government currently continues to participate in the election of the respective boards of directors but does not directly participate in the management of these companies.

Largest Government Companies(1)

	Industry Sector	Per cent of Government Ownership as of December 31, 2010		Total Assets	Total Liabilities	Net profit (loss)
				At December 31,		For the year ended December 31,
Company				2010	2010	2008	2009	2010
		(€ in millions)
Cassa Depositi e Prestiti S.p.A.	Financial Services	70.0%		260,937	244,139	1,641	2,026	2,344
ENEL S.p.A.	Electricity	31.2	%(2)	168,052	114,507	6,034	5,586	4,390
ENI S.p.A.	Oil and Gas	30.3	%(2)	131,860	76,132	9,558	5,317	7,383
Ferrovie dello Stato Italiane S.p.A.	Railroads	100.0%		61,159	24,982	(409)	54	129
Finmeccanica S.p.A.	Defense/Aerospace	30.2%		31,082	23,984	116	718	557
Fintecna S.p.A.	Financial Services	100.0%		10,926	8,320	133	11	418
Poste Italiane S.p.A.	Post/Financial Services	100.0%		95,725	91,342	883	904	1,017

(1)	Percentages refer to the relevant holding company, while financial data is presented on a consolidated basis.
(2)	Including shares indirectly owned by the Government through Cassa Depositi e Prestiti S.p.A.

Source: Ministry of Economy and Finance.

Privatization Program

Privatizations managed by the Italian Treasury. Since 1992, the Treasury has carried out a number of privatizations in the financial institutions, telecommunications and energy (including oil, gas and electricity) sectors. Based on data from the Treasury, from July 1992 to December 2005 the Government raised approximately €153.7 billion (including revenues from the IRI-Fintecna disposal program), making the Italian privatization program one of the largest privatization programs in Europe. In the period 2006-2008, the Treasury did not carry out any sales of shareholdings directly owned by it. In 2009, the sale to Cassa Depositi e Prestiti S.p.A. of pre-emptive rights in connection with ENEL’s capital increase contributed to privatization proceeds amounting to €0.8 billion. In 2010, there were no privatization transactions. However, pursuant to Law Decree No. 98 of 2011, by December 31, 2013, the Government is required to adopt one or more privatization programs for the divestiture of interests in corporations by the central administration and by public entities other than territorial administrations.

As of December 31, 2010, the Treasury held majority or controlling interests in 31 services and manufacturing companies operating in the Italian market. Italy intends to use any proceeds from privatizations, state-owned real estate divestitures and securitizations to reduce public debt as a percentage of GDP and achieve the targets set out in its Stability Programme. The table below illustrates the main Italian privatizations carried out directly by the Treasury since 1994, that generated proceeds of over €84 billion.

Principal Privatizations Managed Directly by the Italian Treasury (from 1994 to 2010)

Company Name	Industry Sector	Offer Date	Offering Type	Gross proceeds – € in millions	Percentage of capital disposed of
IMI	Banking	Feb 1994	Public Offering	927	27.90	(1)
INA	Insurance	June 1994	Public Offering	2,343	47.45	(1)
IMI	Banking	July 1995	Private Placement	472	14.48
INA	Insurance	Oct 1995	Private Placement	871	18.37
ENI	Oil and Gas	Nov 1995	Public Offering	3,254	15.05	(1)
INA	Insurance	June 1996	Exchangeable	1,684	31.08
ENI	Oil and Gas	Nov 1996	Public Offering	4,586	16.19	(1)
ENI	Oil and Gas	July 1997	Public Offering	6,833	18.21	(1)
Telecom Italia	Telecom	Nov 1997	Public Offering / Private Placement	11,818	29.18
Seat	Publishing	Nov 1997	Competitive Bidding	854	44.74
ENI	Oil and Gas	July 1998	Public Offering	6,712	15.20	(1)
BNL	Banking	Sept/Dec 1998	Public Offering / Private Placement	3,464	68.25
ENEL	Electricity	Nov 1999	Public Offering	16,550	32.42
Mediocredito Centrale	Banking	Dec 1999	Trade Sale	2,037	100.00
Banco di Napoli	Banking	Nov 2000	Government Tender in Public Offering	494	16.16
ENI	Oil and Gas	Feb 2001	Competitive Bidding	2,721	5.00
Telecom Italia	Telecom	Dec 2002	Private Placement / Trade Sale	1,434	2.67
ENEL	Electricity	Nov 2003	Private Placement	2,173	6.60
Cassa Depositi e Prestiti	Financial Services	Dec 2003	Private Placement	1,050	30.00
Ente Tabacchi Italiani	Manufacturing	Dec 2003	Public Offering	2,325	100.00
ENEL	Electricity	Oct 2004	Public Offering	7,636	19.31
ENEL	Electricity	July 2005	Public Offering	4,101	9.42

(1)	Inclusive of bonus shares which were allocated to Italian retail investors who retained the shares sold for a specified period.

Source: Ministry of Economy and Finance.

Italy’s legislation governing privatizations contemplates a variety of methods of sale, including public offerings (including employee offerings), public auctions, private placements and trade sales, and also allows the creation of stable core shareholder groups. In addition, this legislation grants the State certain special powers in connection with any transfer of a controlling interest in certain state-owned companies operating in public service sectors.

Due to the involvement of ENEL, ENI, Finmeccanica and Telecom Italia in strategic sectors, in connection with the privatization process concerning them, the Government has retained certain special powers in respect of these companies. These include the power of the Government to block investors from buying relevant stakes in them and veto powers with regard to certain transactions. In March 2009, the European Court of Justice ruled that Italy’s legislation on the criteria for exercising the State’s special powers is incompatible with the European Community principles of freedom of establishment and the free movement of capital.

Under Italian law, and in order to achieve the public finance objectives established with the Maastricht Treaty, all proceeds of the privatization of entities directly owned by the Treasury are deposited into a fund established in 1993 (Fondo per l’ammortamento dei titoli di Stato), prior to their use for the purchase or repayment of outstanding Treasury securities.

The original purpose of the privatization program was to reduce the level of direct Government ownership, thereby lowering the level of State subsidy and improving industrial efficiency. The privatization program has resulted in a major structural change in the Italian industrial and financial markets, with a significant decrease in direct Government involvement in the management of industrial and financial companies.

The success of the privatization program is largely attributable to capital market reforms, to the implementation of a clear regulatory framework and to the increased interest by Italian retail investors in the stock market. Prior to the commencement of Italy’s privatization program in 1992, Italy’s domestic retail investors had a strong preference for investing in Government bonds and other fixed income securities rather than equities. As Italy has historically benefited from one of the highest domestic saving rates in Western Europe, the success of Italy’s privatization program has been largely attributable to the Government’s ability to attract domestic savings and promote the growth of equity investment. The Government has also attained this goal through a combination of innovative offering structures. From 1991 to 2010, the ratio of overall market capitalization of Italian Stock Exchange listed companies to nominal GDP increased from 12 per cent to 27 per cent. Total market capitalization decreased from €457 billion as of the end of 2009 to €425 billion as of the end of 2010.

Privatizations managed by IRI (merged into Fintecna S.p.A). IRI, formerly a government-owned holding company, has played a major role in the Italian privatization program. Proceeds from the privatization activities of the IRI group were €56.6 billion for the period from July 1992 to December 2001. In 2000, IRI was placed in liquidation and in 2002 merged into Fintecna S.p.A., another government-owned holding company.

Major Privatizations Managed Directly by IRI in the Period 1999-2001

Company Name	Industry Sector	Offer Date	Offer Type	Gross revenue – € in millions	Percentage of capital disposed of
Autostrade	Infrastructure	Oct 1999	Private Placement	2,536	30.0
	Infrastructure	Dec 1999	Secondary Public Offer	4,185	52.0
Aeroporti di Roma	Infrastructure	Nov 1999/ June 2000	Private Placements	1,379	54.2
Finmeccanica	Aerosp./Defense	June 2000	Secondary Public Offer	5,505	43.8
Cofiri	Financial services	Feb 2001	Private Placement	508	100.0

Source: Treasury’s evaluations based on IRI data.

Government Real Estate Disposal Program

The government plans to divest real estate assets to reduce costs associated with owning those assets and to further reduce State debt. In September 2001, legislation was adopted to accelerate the real estate divestiture program. The program was extended to all of the State’s real estate assets, including real estate assets owned by social security entities, and includes a securitization program. The government completed its first real estate securitization transaction in December 2001. Pursuant to Eurostat methodology, the €2.1 million in proceeds received at that time have been amortized in Italy’s ESA 95 National Accounts over the three-year period 2002-2004. The government completed its second real estate securitization transaction in December 2002, raising proceeds of €6.6 billion. In December 2004 and December 2005 the government disposed of additional real estate assets through sales to two real estate investment funds, raising proceeds of €3.3 billion and €600 million in 2004 and 2005, respectively.

PUBLIC DEBT

General

The Stability Law and the Budget Law authorize the incurrence of debt by the government. See “Public Finance — The Budget Process.” Italy’s public debt includes debt incurred by the central government (including Treasury securities and borrowings), regional and other local government, public social security agencies and other public agencies.

The Treasury manages the public debt and the financial assets of Italy. The Bank of Italy provides technical assistance to the Treasury in connection with auctions for domestic bonds and acts as paying agent for Treasury securities.

The following table summarizes Italy’s public debt as of the dates indicated, including debt represented by Treasury securities and liabilities to holders of postal savings.

	Public Debt
	2006	2007	2008	2009	2010
	(€ in millions)
Debt incurred by the Treasury:
Short term bonds (BOT)(1)	122,780	128,302	147,752	140,096	130,054
Medium- and long-term bonds (initially incurred or issued in Italy)	1,048,726	1,080,785	1,137,870	1,236,446	1,324,754
External bonds (initially incurred or issued outside Italy)(2)	75,200	69,314	60,342	60,058	61,978
Total Treasury Issues	1,246,706	1,278,401	1,345,964	1,436,600	1,516,786
Postal savings(3)	65,622	37,175	31,492	30,004	25,196
Treasury accounts(4)	88,289	102,456	112,925	123,518	127,485
Other debt incurred by:
FS (bonds and other debt)(5)	1,284	1,010	935	111	15
ISPA (bonds and other debt)(6)	13,607	13,610	11,542	11,034	11,048
ANAS (bonds and other debt)(7)	—	—	—	—	—
State sector entities(8)	55,585	56,247	54,841	51,151	50,227
Other general government entities	113,001	113,208	108,884	111,211	112,069
Total public debt	1,584,094	1,602,107	1,666,583	1,763,629	1,842,826
as a percentage of GDP	106,6	103,1	105,8	115,5	118,4
Liquidity buffer(9)	-22,778	-9,671	-19,072	-29,711	-42,310
Total public debt net of liquidity buffer	1,561,316	1,592,436	1,647,511	1,733,918	1,800,516

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or twelve months.
(2)	Italy ordinarily enters into currency swap agreements for hedging purpose . The total amount of external bonds shown above takes into account the effect of these arrangements.
(3)

Postal savings are demand, short- and medium-term deposit accounts, as well as long-term certificates issued by Cassa Depositi e Prestiti (“CDP”) that may be withdrawn by the account owner prior to maturity with nominal penalties. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance has assumed part of the postal savings liabilities as described in detail below.

(4)

Treasury accounts are demand, short- and medium-term deposit accounts held by the private sector and by the Treasury on behalf of public companies, such as Fintecna S.p.A. and by companies set up in connection with securitization transactions carried out by the Treasury.

(5)

The item includes debt securities issued by Ferrovie dello Stato Italiane S.p.A., or “FS,” the State railway entity and other debt incurred by FS and assumed by the Treasury according to the law in 1996.

(6)

The indebtedness of Infrastrutture S.p.A., or “ISPA,” in relation to the TAV project (high-speed railroad infrastructure), is included since 2004, as it is recorded as government debt. More information is provided below.

(7)

The item includes ANAS (Azienda Nazionale Autonoma delle Strade) bonds, which are securities issued by ANAS S.p.A. (the state owned entity in charge of road maintenance and construction), and other debt incurred by ANAS.

(8)	The item includes all the liabilities incurred by other state sector entities and all the remaining liabilities incurred by the state sector.
(9)

The line item “Liquidity buffer” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, funded by privatization proceeds. See “Monetary System — Monetary Policy.”

Source: Ministry of Economy and Finance.

Italy’s debt-to-GDP ratio was 106.6 per cent in 2006, it decreased to 103.1 per cent in 2007 and subsequently increased to 105.8 per cent in 2008. The decrease in 2007 mainly reflected the growth in Italy’s primary surplus and a reduction of the funds in the Treasury’s account with the Bank of Italy. The increase recorded in 2008 was mainly due to the slowdown in growth of nominal GDP, the valuation of securities indexed to inflation and an increase in public debt issues the proceeds of which were used to fund measures taken by the Italian Government to address the global economic crisis of 2008.

Italy’s debt-to-GDP ratio increased to 115.5 per cent in 2009. According to the Bank of Italy, of the total increase of 9.7 points, approximately 8 points reflected the difference between the average cost of the debt (4.3 per cent, calculated as the ratio of interest payments to the size of the debt at the end of the year) and the nominal GDP growth rate (a negative 3 per cent), 0.6 points reflected the primary deficit and 1.1 points reflected the residual component due to the difference between net borrowing and the change in the debt.

In 2010, the debt-to GDP ratio was 118.4 per cent net of financial support in the euro area and 119.0 per cent including financial support in the euro area. The increase was mainly due to an increased use of debt following upward revisions to the borrowing requirement made during 2010, though the final borrowing requirement for 2010 was 20 per cent lower than forecasted. Of the total increase in 2010 including financial support in the euro area, 0.1 percentage points of GDP were caused by the primary deficit, 2.3 percentage points were caused by the difference between the average cost of the debt and the GDP growth rate and the residual component of 0.5 points involving factors that have a different impact on the debt and the borrowing requirement.

The 2011 Stability Programme contains the government’s forecast of the debt-to-GDP ratio which, net of euro area financial support, is 119.3 per cent in 2011,118.5 per cent in 2012, 116.1 per cent in 2013 and 112.3 in 2014. The government’s forecast of the debt-to-GDP ratio, including euro area financial support, is 120.0 per cent in 2011,119.4 per cent in 2012, 116.9 per cent in 2013 and 112.8 in 2014. To achieve this it is necessary to activate measures with low or no impact on public accounts, but with significant effects on the economy. These measures, by affecting the rate of growth of the economy, will contribute to the reach of the objectives associated with a reduction in the debt-to-GDP ratio. All these incisive and integrated reforms are outlined in the National Reform Programme. In July the Government adopted a package of measures to achieve the objectives described in the 2011 Stability Programme. Then, in mid-August, the Government introduced a supplementary fiscal package (Law Decree No. 138 of August 13, 2011, converted into Law No. 148 of September 14, 2011) that is expected to allow Italy to reach a balanced budget in 2013. The update to the EFD shows the debt to GDP ratio is expected to have the same profile as the forecast in the 2011 EFD, even though the decline in 2013 and 2014 is more marked.

While in the current year the ratio should hover around 120.6 per cent compared to 120.0, which was forecast in the EFD, following the downward revision of growth projections and a very small decline in the growth of the debt stock compared to the latest forecast, the EFD prediction has basically been confirmed for 2012, with the ratio reaching 119.5 per cent: debt growth, definitely lower due to the overall corrective fiscal package agreed during the summer, is fully offset by the downward revision of economic growth forecasts in nominal terms. Conversely, in the last two years of the forecast period, the improvement in the primary balance means that debt can follow a faster downward path than predicted in the EFD. For more information, See “Public Finance – Measures to Address the 2007-2011 Financial and Economic Crisis”.

ISPA. The increase in Italy’s debt-to-GDP ratio recorded in 2006 also reflected the effects of non-recurring charges related to the decision taken by the Government in December 2006, with effect from 2004, to classify as State debt certain debt, guaranteed by the Government, incurred by Rete Ferroviaria Italiana S.p.A. (“RFI”) and its wholly-owned subsidiary, Treno Alta Velocità S.p.A. (“TAV”) to finance the development of the high-speed railway link between Turin, Milan, Rome and Naples; the majority of such debt is represented by the amount outstanding under a loan provided by Infrastrutture S.p.A. (“ISPA”), a company indirectly controlled by the Government, to RFI and TAV following a bond issuance by ISPA, the proceeds of which were lent to RFI and TAV. The Government decision followed the ruling by Eurostat on this matter in May 2005. The amount of debt of RFI and TAV, guaranteed by the Government and outstanding as of December 31, 2010, was approximately €11.5 billion.

Conversion of Cassa Depositi e Prestiti. In 2003, Cassa Depositi e Prestiti (“CDP”), historically an administrative entity responsible for promoting local development, including lending to local government entities, and managing postal savings instruments, was converted into a joint stock company, wholly owned by the Italian Treasury. Subsequently, in December 2003, the Treasury sold a 30% stake in CDP to 65 Italian banking foundations.

From December 12, 2003, the date of its conversion into a joint stock company, CDP is no longer considered part of the general government and its liabilities are no longer accounted for as public debt. In connection with the conversion of CDP into a joint stock company:

•

the Ministry of Economy and Finance assumed €101 billion of CDP’s postal bonds and accounts, shown in the table above as “Postal Savings.” Prior to December 2003, Italy accounted for CDP’s entire postal savings liabilities under “Postal Savings”;

•	the remaining CDP obligations in respect of postal savings (amounting approximately to €73 billion) ceased to be accounted for as a portion of public debt;

•

loans totaling €28 billion, granted by CDP to local government entities, which previously had not been accounted for as public debt as they were loans made from one general government entity to another, were thenceforth included in public debt of local government entities (shown in the table above under “other general government entities”) or in the debt of central government, when it was fully committed to the refunding (“State sector entities” in the table above); and

•	Treasury accounts in which CDP holds the major part of its liquidity.

Public Debt Management. Debt management continues to be geared towards lengthening the average residual maturity of public debt, which slightly increased to 7 years and one month in 2010 owing to increased issues of CCTs.

The Government’s objectives with respect to the management of public debt are to minimize the cost of borrowing in the medium-term and to reduce the volatility of interest payments. In accordance with these objectives, the Treasury has, in the past, gradually increased the proportion of total outstanding Government bonds represented by fixed-rate securities and inflation indexed securities, which hedge exposure to movements in nominal interest rates, while reducing the proportion represented by floating rate and short-term securities to less than one-third. The ratio of fixed-rate instruments to total government securities was 69.7 per cent at the end of 2010, while the short-term and variable-rate component was approximately 23.5 per cent. Italian government securities indexed to the euro area inflation rate (BTP€i) amounted to approximately 6.8 per cent of the total government bonds at the end of 2010.

The following table shows the total of debt securities issued by the Treasury and outstanding as of the dates indicated. Total Treasury issues differ from Italy’s total public debt as the former do not include liabilities to holders of postal savings accounts, debt incurred by Ferrovie dello Stato Italiane S.p.A. and ANAS S.p.A. (Azienda Nazionale Autonoma delle Strade) and debt incurred by other state sector entities, other general government entities and other liabilities reclassified as general government debt pursuant to Eurostat rulings.

Total Treasury Issues

	June 30, 2010	Sept 30, 2010	Dec 31, 2010
	(€ in millions)
Short-term bonds (BOT)	148.982,60	143.867,00	130.053,90

Medium- and long-term bonds (initially issued in Italy)	1.287.651,00	1.309.097,03	1.324.753,24

External bonds (initially issued outside Italy)(1)	62.464,25	66.372,15	61.978,43
Total Treasury issues	1.499.097,85	1.519.336,18	1.516.785,57

(1)

Italy ordinarily enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements and it is not directly comparable to the total amount of external bonds indicated in the table “External Bonds of the Treasury as of December 31, 2010”, which does not take into account: (i) the effect of currency swaps and (ii) the amount of bonds outstanding under Italy’s Commercial Paper Program.

Source: Ministry of Economy and Finance.

Summary of Internal Debt

Internal debt is debt initially incurred or issued in Italy, regardless of the currency of denomination. Italy’s total internal public debt as at December 31, 2010 was €1,766,712 million, an increase of € 78,531 million from December 31, 2009. The following table summarizes the internal public debt as at December 31 of each of the years indicated.

Internal Public Debt

	2006	2007	2008	2009	2010
	(€ in millions)
Debt incurred by the Treasury:
Short-Term Bonds (BOT)(1)	122,780	128,302	147,752	140,096	130,054
Medium- and Long-Term Bonds
CTZ(2)	43,669	43,063	46,772	64,748	71,989
CCT(3)	190,824	190,525	182,732	163,599	156,583
BTP(4)	753,300	768,065	823,706	906,302	992,692
BTP€i(5)	60,933	79,133	84,659	101,797	103,489
Total	1,171,506	1,209,087	1,285,622	1,376,542	1,454,807
Postal bonds (6)	65,621	37,175	31,492	30,004	25,196
Treasury accounts(7)	88.289	102.456	112.925	123.518	127.485
State sector entities	52.952	53.554	52,182	48,631	47,788
Other general government entities(8)	109,114	109,529	105,519	108,886	110,836
Total internal public debt	1,487,483	1,511,801	1,587,740	1,687,581	1,766,112
Liquidity buffer(9)	-22,778	-9,671	-19,072	-29,711	-42,310
Total internal public debt net of liquidity buffer	1,464,705	1,502,130	1,568,668	1,657,870	1,723,802

(1)	BOTs (Buoni Ordinari del Tesoro) are short-term, zero-coupon notes with a maturity of three, six or twelve months.
(2)	CTZs (Certificati del Tesoro Zero-Coupon), introduced in 1995, are zero-coupon notes with maturities of eighteen or twenty-four months.
(3)	CCTs (Certificati di Credito del Tesoro) are medium- and long-term notes at a variable interest rate with a semiannual coupon.
(4)	BTPs (Buoni del Tesoro Poliennali) are medium- and long-term notes that pay a fixed rate of interest, with a semiannual coupon.
(5)	BTP€is (inflation-linked BTPs) are medium- and long-term notes with a semiannual coupon. Both the principal amount under the notes and the coupon are indexed to the euro-zone harmonized index of consumer prices, excluding tobacco.
(6)	“Postal Bonds” are long-term certificates that may be withdrawn by the account owner prior to maturity. As of the date of conversion of CDP into a joint stock company in 2003, the Ministry of Economy and Finance assumed certain postal savings liabilities as described in greater detail above under “Debt — General.”
(7)	The line item “Treasury accounts” includes all the funds of the Treasury deposited with the Bank of Italy, including the sinking fund, supplied by privatizations. See “Monetary System — Monetary Policy.”
(8)	Includes loans and securities issued by local authorities.

(9)	All indebtedness included in this line has been treated as funded debt in this “Public Debt” section. A small portion, however, may have had a maturity at issuance of less than one year or may have been incurred or issued abroad.

Source: Ministry of Economy and Finance.

The following table divides the internal public debt into floating debt and funded debt as at December 31 of each of the years indicated. Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

	2006	2007	2008	2009	2010
	(€ in millions)
Floating internal debt(1)	160,541	154,601	182,488	176,575	174,256
Funded internal debt	1,326,941	1,357,200	1,405,252	1,511,006	1,591,857
Total internal public debt	1,487,482	1,511,801	1,587,740	1,687,581	1,766,113

(1)	Includes BOTs with a maturity at issuance of three and six months and postal accounts.

Source: Ministry of Economy and Finance.

In 2010, the ratio of short-term bonds to total debt issued was approximately 44.5 per cent.

Summary of External Debt

External debt is debt initially incurred or issued outside Italy, regardless of the currency of denomination. Total external public debt as at December 31, 2010 was € 76,713 million. The following table summarizes the external public debt as at December 31 of each of the years indicated.

Summary of External Debt

	2006	2007	2008	2009	2010
		(€ in millions)
External Treasury Bonds(1)	75,200	69,314	60,342	60,058	61,978
FS bonds and loans(2)	1,284	1,010	935	111	15
ISPA bonds and loans(3)	12,989	13,005	11,033	10,534	11,048
State sector entities	2,633	2,693	2,659	2,520	2,439
Other general government entities	3,887	3,679	3,365	2,325	1,233
Total external public debt	95,993	89,701	78,334	75,547	76,713

(1)

Italy often enters into currency swap agreements in the ordinary course of the management of its debt. The total amount of external bonds shown above takes into account the effect of these arrangements. All amounts of debt outstanding under Italy’s $10 billion Commercial Paper program are repaid in full every year by year-end.

(2)	Includes FS bonds and other debt incurred by FS outside Italy and assumed by the Treasury by law in 1996.
(3)

Includes ISPA’s bonds and other debt, guaranteed by the State, in connection with the financing of the high-speed railway link between Turin, Milan, Rome and Naples. For more information, see above under “—General.”

Source:	Ministry of Economy and Finance.

The following table sets forth a breakdown of the external public debt of the Treasury, by currency, as at December 31 of each of the years indicated. The amounts shown below are nominal values at issuance, before giving effect to currency swaps, and do not include external public debt of other state sector entities and other general government entities. Italy often enters into currency swap agreements in the ordinary course of the management of its debt.

	2006	2007	2008	2009	2010
	(millions)
Euro(1)	21,573	19,719	20,281	20,833	21,394
British Pounds	2,750	2,750	2,150	2,150	2,450
Swiss Francs	9,500	8,500	6,500	5,500	4,000
U.S. Dollars(2)	42,489	39,189	32,939	32,450	36,000
Japanese Yen	825,000	825,000	725,000	685,000	585,000
Norwegian Kroner	4,000	4,000	4,000	4,000	4,000
Australian Dollars	1,000	1,000	—	—	—
Czech Koruna	—	7,470	7,470	7,470	7,470

(1)	The item does not include the amount of debt incurred in euros by ISPA and guaranteed by the State, which is shown in the previous table.
(2)	Until 2008, the item includes US$989 million of debt originally incurred by FS. By the end of 2009 that debt was redeemed.

Source: Ministry of Economy and Finance.

Historically Italy has not relied heavily on external debt, as of December 31, 2010, external Treasury bonds denominated in euro and those denominated in currencies other than euro accounted for 4.6 per cent and 0.1 per cent of total Treasury bonds, respectively.

Italy accesses the international capital markets through a Global Bond Program registered under the United States Securities Act of 1933, a US$ 72 billion Medium-Term Note Program established in 1998 and a $10 billion Commercial Paper Program established in 1999. The Global Bond Program has been Italy’s principal source of funding from the international capital markets since 2001. Italy introduced collective action clauses (“CACs”) in the documentation of all New York law governed bonds issued after June 16, 2003.

Debt Service

The aggregate nominal amount, before giving effect to currency swaps, of scheduled repayments in respect of the principal amount on Treasury securities constituting external debt outstanding as at December 31, 2009 was as follows:

	2011	2012	2013- 2018	2019 and after

	(millions)
Euro	2.500	967	6,560	20,817
British Pounds	—	—	700	1,750
Swiss Francs	1,000	—	3,000	—
U.S. Dollars	4,500	8,500	17,500	5,500
Japanese Yen	—		500,000	85,000
Norwegian Kroner	—	2,000	2,000	—
Czech Koruna	—		2,490	4,980

(1)	Includes part of the amount of debt incurred by ISPA and guaranteed by the State.

Source: Ministry of Economy and Finance.

Debt Record

Since its founding in 1946, the Republic of Italy has never defaulted in the payment of principal or interest on any of its internal or external indebtedness.

TABLES AND SUPPLEMENTARY INFORMATION

Floating Internal Debt of the Treasury(1) as of December 31, 2010

Security	Interest Rate	Maturity Date	Outstanding principal amount
			(€ in millions)
BOT (3 months)	various	various	0
BOT (6 months)	various	various	46.093
Postal accounts	floating	none	128,163
Total floating internal debt of the Treasury			174,256
Treasury accounts	floating	none	-42.310
Total floating internal debt net of Treasury accounts			131,946

Funded Internal Debt of the Treasury(1) as of December 31, 2010

Security	Interest Rate	Maturity Date	Outstanding principal amount
			(€ in millions)
BOT (12 months)	various	various	83,957
CTZ	various	various	71,989
CCT	various	various	156,584
BTP	various	various	992,692
BTP€I	various	various	103,489
Total funded internal debt of the Treasury			1,408,711

(1)	Floating debt is debt that has a maturity at issuance of less than one year. Funded debt is debt that has a maturity at issuance of one year or more.

Source: Ministry of Economy and Finance.

External Bonds of the Treasury as of December 31, 2010

The following table shows the external bonds of the Treasury issued and outstanding as of December 31, 2010.

Title	Interest Rate (%)	Initial Public Offering Price	Date of Issue	Maturity Date	Original Principal Amount	Principal Amount Outstanding	Equivalent in euro
United States Dollar(1)
$3,500,000,000	6875%	98.73%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,619,368,358
$1,500,000,000	6.025%-6.88%	100.00%	March 5, 1996	March 5, 2004/12	1,500,000,000	1,500,000,000	1,122,586,439
$1,500,000,000	5.97% -6.25%	100.00%	December 20, 1996	December 20, 2004/12	1,500,000,000	1,500,000,000	1,122,586,439
$2,000,000,000	6.00%	99.27%	February 22, 2001	February 22, 2011	2,000,000,000	2,000,000,000	1,496,781,919
$2,000,000,000	5625%	99.89%	March 1, 2002	June 15, 2012	2,000,000,000	2,000,000,000	1,496,781,919
$1,000,000,000	5625%	99.39%	May 8, 2002	June 15, 2012	1,000,000,000	1,000,000,000	748,390,959
$2,000,000,000	5375%	98.44%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,496,781,919
$2,000,000,000	4375%	99.69%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,496,781,919
$4,000,000,000	4.50%	99.41%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	2,993,563,838
$2,000,000,000	4.75%	99.34%	January 25, 2006	January 25, 2016	2,000,000,000	2,000,000,000	1,496,781,919
$3,000,000,000	5.25%	99.85%	September 20, 2006	September 20, 2016	3,000,000,000	3,000,000,000	2,245,172,878
$2,000,000,000	5.38%	99.37%	June 12, 2007	June 12, 2017	2,000,000,000	2,000,000,000	1,496,781,919
$2,500,000,000	3.50%	99.69%	June 4, 2008	July 15, 2011	2,500,000,000	2,500,000,000	1,870,977,399
$2,500,000,000	2.13%	99.85%	October 5, 2009	October 5, 2012	2,500,000,000	2,500,000,000	1,870,977,399
$2,500,000,000	3.125%	99.672%	January 26, 2010	January 26, 2015	2,500,000,000	2,500,000,000	1,870,977,399
$2,000,000,000	2.125%	99.74%	September 16, 2010	September 16, 2013	2,000,000,000	2,000,000,000	1,496,781,919
						36,000,000,000	26,942,074,540
Euro(2)
€2,500,000,000	9.25%	98.16%	March 7, 1991	March 7, 2011	2,500,000,000	2,500,000,000	2,500,000,000
€567,225,000	6.13%	100.79%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
€60,000,000	3 mth libor -16 b.p.	99.61%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
€300,000,000	Index linked	101.43%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4000%	99.95%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€1,000,000,000	frn 30Y	101.60%	June 28, 1999	June 28, 2029	1,000,000,000	905,000,000	905,000,000
€1,000,000,000	t.swap 30 - 0.91%	100.75%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€150,000,000	Zero Coupon	100.00%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
€3,000,000,000	5.75%	100.04%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
€400,000,000	3 mth libor -0.06%	100.00%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
€150,000,000	84.5% cms 10Y	100.00%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
€300,000,000	12 mth eubor + 0.10%	100.00%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000
€720,000,000	3.546% until 2009	100.00%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
€395,000,000	3.523% until 2010	100.00%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
€200,000,000	85% * 10y Eurswap	100.00%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
€2,500,000,000	85% * 10y swap rate	100.00%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
€300,000,000	85.5% * 10y swap rate	100.00%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000
€200,000,000	6 mth Eubor + 1.5% (max 10x(cms10-cms2)	100.00%	November 9, 2005	November 9, 2025	200,000,000	200,000,000	200,000,000
€900,000,000	6 mth Eubor + 0.04%	99.38%	March 17, 2006	March 17, 2021	900,000,000	900,000,000	900,000,000
€1,000,000,000	6 mth Eubor + 0.60%	99.85%	March 22, 2006	March 22, 2018	1,000,000,000	1,000,000,000	1,000,000,000
€192,000,000	Zero Coupon	100.00%	March 28, 2006	March 28, 2036	192,000,000	192,000,000	192,000,000
€300,000,000	6 mth Eubor + 0.075%	100.00%	March 30, 2006	March 30, 2026	300,000,000	300,000,000	300,000,000
€215,000,000	5.07%/ 10y cms	100.00%	May 11, 2006	May 11, 2026	215,000,000	215,000,000	215,000,000
€1,000,000,000	1.85% linked to EU inflation index	99.80%	January 5, 2007	September 15, 2057	1,000,000,000	1,075,140,000	1,075,140,000
€250,000,000	2.00% linked to EU inflation index	99.02%	March 30, 2007	September 15, 2062	250,000,000	268,845,000	268,845,000
€160,000,000	4.49%	99.86%	April 5, 2007	April 5, 2027	160,000,000	160,000,000	160,000,000
€500,000,000	2.20% linked to EU inflation index	98.86%	January 23, 2008	September 15, 2058	500,000,000	528,065,000	528,065,000
€258,000,000	5.26%	99.79%	March 16, 2009	March 16, 2026	258,000,000	258,000,000	258,000,000
€300,000,000	3.00%	99,733%	May 29, 2009	November 29, 2013	300,000,000	300,000,000	300,000,000
€125,000,000	2.85%	99.90%	November 22, 2010	November 22, 2014	125,000,000	125,000,000	125,000,000
€150,000,000	3.80%	99.65%	December 23, 2010	January 23, 2017	150,000,000	150,000,000	150,000,000
€250,000,000	3.70%	99.66%	November 22, 2010	May 22, 2018	250,000,000	250,000,000	250,000,000
€125,000,000	3.75%	99.89%	November 22, 2010	September 1, 2018	125,000,000	125,000,000	125,000,000
€250,000,000	2.75%	99.85%	November 11, 2010	November 11, 2018	250,000,000	250,000,000	250,000,000
€150,000,000	4.45%	99.40%	December 23, 2010	December 23, 2021	150,000,000	150,000,000	150,000,000
€125,000,000	4.10%	99.46%	September 6, 2010	November 1, 2023	125,000,000	125,000,000	125,000,000
€125,000,000	4.20%	99.38%	September 6, 2010	March 3, 2025	125,000,000	125,000,000	125,000,000
€250,000,000	4.85%	98.50%	June 11, 2010	June 11, 2060	250,000,000	250,000,000	250,000,000
						21,394,275,000	21,394,275,000
Swiss Franc(3)
ChF 1,000,000,000	2.75%	100.625%	July 1, 2004	July 1, 2011	1,000,000,000	1,000,000,000	799,744,082
ChF 2,000,000,000	2.50%	100.09%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	1,599,488,164
ChF 1,000,000,000	2.50%	99.336%	January 30, 2006	January 30, 2018	1,000,000,000	1,000,000,000	799,744,082
						4,000,000,000	3,198,976,328

Pound Sterling(4)
£400,000,000	10.50%	100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	464,711,008
£1,500,000,000	6.00%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	1,742,666,279
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250,000,000	250,000,000	290,444,380
£300,000,000	3m Libor + 0,45%	100.00%	April 28, 2010	April 28, 2015	300,000,000	300,000,000	348,533,256
						2,450,000,000	2,846,354,923

Norwegian Kroner(5)
NOK 2,000,000,000	6.15%	100.00%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	256,410,256
NOK 2,000,000,000	4.34%	100.00%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	256,410,256
						4,000,000,000	512,820,513
Japanese Yen(6)
¥125,000,000,000	5.50%	100.00%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	1,150,483,203
¥125,000,000,000	4.50%	100.00%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	1,150,483,203
¥100,000,000,000	3.70%	100.00%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	920,386,562
¥100,000,000,000	3450%	99.80%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	920,386,562
¥25,000,000,000	2.87%	100.00%	May 18, 2006	May 18, 2036	25,000,000,000	25,000,000,000	230,096,641
¥50,000,000,000	3 month JPY libor	100.00%	April 24, 2008	April 24, 2018	50,000,000,000	50,000,000,000	460,193,281
¥30,000,000,000	3 month JPY libor	100.00%	July 8, 2009	July 8, 2019	30,000,000,000	30,000,000,000	276,115,969
¥30,000,000,000	3 month JPY libor	100.00%	September 18, 2009	September 18, 2019	30,000,000,000	30,000,000,000	276,115,969
						585,000,000,000	5,384,261,390
Czech Koruna(7)
CZK2,490,000,000	4.36%	100.00%	October 3, 2007	October 3, 2017	2,490,000,000	2,490,000,000	99,357,568
CZK2,490,000,000	4.40%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	99,357,568
CZK2,490,000,000	4.41%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	99,357,568
						7,470,000,000	298,072,703
TOTAL OUTSTANDING						(8)	60,576,835,396

(1)	U.S. dollar amounts have been converted into euro at$1.3362/€1.00, the exchange rate prevailing at Dec 31, 2010.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.
(3)	Swiss Franc amounts have been converted into euro at ChF1.2504/€1.00, the exchange rate prevailing at Dec 31, 2010.
(4)	Pounds Sterling amounts have been converted into euro at £0.8608/€1.00, the exchange rate prevailing at Dec 31, 2010.
(5)	Norwegian Kroner amounts have been converted into euro at NOK7.8/€1.00, the exchange rate prevailing at Dec 31, 2010.
(6)	Japanese Yen amounts have been converted into euro at ¥108.65/€1.00, the exchange rate prevailing at Dec 31, 2010.
(7)	Czech Koruna amounts have been converted into euro at CZK25.061/€1.00, the exchange rate prevailing at Dec 31, 2010.
(8)	The amount of external bonds shown above does not take into account the effect of currency swaps that Italy ordinarily enters into for hedging purpose. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of December 31, 2010
Currency	Before Swap	After Swap
US Dollars	44.48%	2.72%
Euro	35.32%	97.28%
Swiss Francs	5.28%	—
Pounds Sterling	4.70%	—
Norwegian Kroner	0.85%	—
Japanese Yen	8.89%	—
Czech Koruna	0.49%	—

Total External Bonds (€ in millions)	60,576.8	61,978.2

Source: Ministry of Economy and Finance.

External Bonds of the Treasury as of September 30, 2011

The following table shows the external bonds of the Treasury issued and outstanding as of September 30, 2011.

Title	Interest Rate (%)	Initial Public Offering Price	Date of Issue	Maturity Date	Original Principal Amount	Principal Amount Outstanding	Equivalent in euro
United States Dollar(1)
$3,500,000,000	6.875%	98.725%	September 27, 1993	September 27, 2023	3,500,000,000	3,500,000,000	2,592,016,589
$1,500,000,000	6.025	%-	100.00%	March 5, 1996	March 5, 2004/12	1,500,000,000	1,500,000,000	1,110,864,252
$1,500,000,000	5.97%	100.00%	December 20, 1996	December 20, 2012	1,500,000,000	1,500,000,000	1,110,864,252
$2,000,000,000	5625%	99.893%	March 1, 2002	June 15, 2012	3,000,000,000	3,000,000,000	2,221,728,504
$2,000,000,000	4375%	99.694%	February 27, 2003	June 15, 2013	2,000,000,000	2,000,000,000	1,481,152,337
$2,000,000,000	5375%	98.436%	February 27, 2003	June 15, 2033	2,000,000,000	2,000,000,000	1,481,152,337
$4,000,000,000	4.50%	99.411%	January 21, 2005	January 21, 2015	4,000,000,000	4,000,000,000	2,962,304,673
$2,000,000,000	4.75%	99.34%	January 25, 2006	January 25, 2016	2,000,000,000	2,000,000,000	1,481,152,337
$3,000,000,000	5.25%	99.85%	September 20, 2006	September 20, 2016	3,000,000,000	3,000,000,000	2,221,728,505
$2,000,000,000	5.38%	99.37%	June 12, 2007	June 12, 2017	2,000,000,000	2,000,000,000	1,481,152,337
$2,500,000,000	2.13%	99.85%	October 5, 2009	October 5, 2012	2,500,000,000	2,500,000,000	1,851,440,421
$2,500,000,000	3125%	99672%	January 26, 2010	January 26, 2015	2,500,000,000	2,500,000,000	1,851,440,421
$2,000,000,000	2125%	99.74%	September 16, 2010	September 16, 2013	2,000,000,000	2,000,000,000	1,481,152,337
31,500,000,000	23,328,149,300
Euro(2)
€567,225,000	6125%	100.79%	May 29, 1997	May 29, 2012	567,225,000	567,225,000	567,225,000
€60,000,000	3 mth libor - 16 b.p.	99.61%	October 8, 1998	October 8, 2018	60,000,000	60,000,000	60,000,000
€300,000,000	Index linked	101.43%	October 15, 1998	October 15, 2018	300,000,000	300,000,000	300,000,000
€1,000,000,000	4.00%	99.95%	May 6, 1999	May 6, 2019	1,000,000,000	1,000,000,000	1,000,000,000
905,000,000	cms 30Y	101.60%	June 28, 1999	June 28, 2029	905,000,000	905,000,000	905,000,000
€1,000,000,000	cms30y-0.91%	100.75%	August 30, 1999	August 30, 2019	1,000,000,000	1,000,000,000	1,000,000,000
€150,000,000	Zero Coupon	100.00%	February 20, 2001	February 20, 2031	150,000,000	150,000,000	150,000,000
€3,000,000,000	5.75%	100.04%	July 25, 2001	July 25, 2016	3,000,000,000	3,000,000,000	3,000,000,000
€400,000,000	3 mth libor - 0.06%	100.00%	January 22, 2002	January 22, 2012	400,000,000	400,000,000	400,000,000
€150,000,000	84.5% cms 10Y	100.00%	April 26, 2004	April 26, 2019	150,000,000	150,000,000	150,000,000
€300,000,000	cms10y	100.00%	May 31, 2005	May 31, 2035	300,000,000	300,000,000	300,000,000
€720,000,000	3.83%	100.00%	June 2, 2005	June 2, 2029	720,000,000	720,000,000	720,000,000
€395,000,000	3523%	100.00%	June 2, 2005	June 2, 2030	395,000,000	395,000,000	395,000,000
€200,000,000	85% * cms10y	100.00%	June 8, 2005	June 8, 2020	200,000,000	200,000,000	200,000,000
€2,500,000,000	85% * cms10y	100.00%	June 15, 2005	June 15, 2020	2,500,000,000	2,500,000,000	2,500,000,000
€300,000,000	85.5% * cms10y	100.00%	June 28, 2005	June 28, 2021	300,000,000	300,000,000	300,000,000
€200,000,000	index 10x(cms10-cms2)	100.00%	November 9, 2005	November 9, 2025	200,000,000	200,000,000	200,000,000
€900,000,000	6 mth Eubor + 0.04%	99.38%	March 17, 2006	March 17, 2021	900,000,000	900,000,000	900,000,000
€1,000,000,000	6 mth Eubor + 0.60%	99.85%	March 22, 2006	March 22, 2018	1,000,000,000	1,000,000,000	1,000,000,000
€192,000,000	Zero Coupon	100.00%	March 28, 2006	March 28, 2036	192,000,000	192,000,000	192,000,000
€300,000,000	6 mth Eubor + 0.075%	100.00%	March 30, 2006	March 30, 2026	300,000,000	300,000,000	300,000,000
€215,000,000	5.07%/ cms10y	100.00%	May 11, 2006	May 11, 2026	215,000,000	215,000,000	215,000,000
€1,075,000,000	1.85%* (EU inflation index)	99.80%	January 5, 2007	September 15, 2057	1,094,000,000	1,093,850,000	1,093,850,000
€269,000,000	2.00%* (EU inflation index)	99.02%	March 30, 2007	September 15, 2062	250,000,000	273,522,500	273,522,500
€160,000,000	4.49%	99.86%	April 5, 2007	April 5, 2027	160,000,000	160,000,000	160,000,000
€528,000,000	2.20%* (EU inflation index)	98.86%	January 23, 2008	September 15, 2058	500,000,000	537,255,000	537,255,000
€258,000,000	5.26%	99.79%	March 16, 2009	March 16, 2026	258,000,000	258,000,000	258,000,000
€300,000,000	3.00%	99,73%	May 29, 2009	November 29, 2013	300,000,000	300,000,000	300,000,000
€125,000,000	2.85%	99.90%	November 22, 2010	November 22, 2014	125,000,000	125,000,000	125,000,000
€150,000,000	3.80%	99.65%	December 23, 2010	January 23, 2017	150,000,000	150,000,000	150,000,000
€250,000,000	3.70%	99.66%	November 22, 2010	May 22, 2018	250,000,000	250,000,000	250,000,000
€125,000,000	3.75%	99.89%	November 22, 2010	September 1, 2018	125,000,000	125,000,000	125,000,000
€250,000,000	2.75%	99.85%	November 11, 2010	November 11, 2018	250,000,000	250,000,000	250,000,000
€150,000,000	4.45%	99.40%	December 23, 2010	December 23, 2021	150,000,000	150,000,000	150,000,000
€125,000,000	4.10%	99.46%	September 6, 2010	November 1, 2023	125,000,000	125,000,000	125,000,000
€125,000,000	4.20%	99.38%	September 6, 2010	March 3, 2025	125,000,000	125,000,000	125,000,000
€250,000,000	4.85%	98.50%	June 11, 2010	June 11, 2060	250,000,000	250,000,000	250,000,000
€502,000,000	2.85* (EU inflation index)	99482%	January 4, 2011	September 1, 2022	450,000,000	510,730,000	510,730,000
€450,000,000	4.45%	99.59%	February 26, 2011	August 21, 2020	450,000,000	450,000,000	450,000,000
€2,260,000,000	6.58%	100%	July 1, 2011	December 31, 2027	2,260,000,000	2,260,000,000	2,260,000,000
€250,000,000	5.00%	99.196%	September 22, 2011	September 22, 2017	250,000,000	250,000,000	250,000,000
22,397,082,500	22,397,082,500
ISPA bonds in euro
€1,000,000,000	4.50%	N/A	February 6, 2004	July 31, 2014	1,000,000,000	1,000,000,000	1,000,000,000
€855,000,000	2.25% (indexed)	N/A	February 6, 2004	July 31, 2019	750,000,000	869,880,000	869,880,000
€3,250,000,000	5.13%	N/A	February 6, 2004	July 31, 2024	3,250,000,000	3,250,000,000	3,250,000,000
€2,200,000,000	5.20%	N/A	February 6, 2004	July 31, 2034	2,200,000,000	2,200,000,000	2,200,000,000
€850,000,000	12mth Eubor + 0.23% (variable)	N/A	March 4, 2005	July 31, 2045	850,000,000	850,000,000	850,000,000
€1,000,000,000	12mth Eubor + 0.235% (variable)	N/A	April 25, 2005	July 31, 2045	1,000,000,000	1,000,000,000	1,000,000,000
€300,000,000	3.5% (variable)	N/A	June 30, 2005	July 31, 2035	300,000,000	300,000,000	300,000,000
€100,000,000	3.5% (variable)	N/A	June 30, 2005	July 31, 2035	100,000,000	100,000,000	100,000,000
9,569,880,000	9,569,880,000
Swiss Franc(3)
ChF 2,000,000,000	2.50%	100.09%	February 2, 2005	March 2, 2015	2,000,000,000	2,000,000,000	1,643,385,374
ChF 1,000,000,000	2.50%	99.336%	January 30, 2006	January 30, 2018	1,000,000,000	1,000,000,000	821,692,687
3,000,000,000	2,465,078,061
Pound Sterling(4)
£400,000,000	10.50%	100.875%	April 28, 1989	April 30, 2014	400,000,000	400,000,000	461,547,337
£1,500,000,000	6.00%	98.565%	August 4, 1998	August 4, 2028	1,500,000,000	1,500,000,000	1,730,802,515
£250,000,000	5.25%	99.476%	July 29, 2004	December 7, 2034	250,000,000	250,000,000	288,467,086
£300,000,000	3m Libor + 0,45%	100.00%	April 28, 2010	April 28, 2015	300,000,000	300,000,000	346,160,503
2,450,000,000	2,826,977,442
Norwegian Kroner(5)
NOK 2,000,000,000	6.15%	100.00%	September 25, 2002	September 25, 2012	2,000,000,000	2,000,000,000	253,549,696
NOK 2,000,000,000	4.34%	100.00%	June 23, 2003	June 23, 2015	2,000,000,000	2,000,000,000	253,549,696
4,000,000,000	507,099,391
Japanese Yen(6)
¥125,000,000,000	5.50%	100.00%	December 15, 1994	December 15, 2014	125,000,000,000	125,000,000,000	1,204,354,947
¥125,000,000,000	4.50%	100.00%	June 8, 1995	June 8, 2015	125,000,000,000	125,000,000,000	1,204,354,947
¥100,000,000,000	3.70%	100.00%	November 14, 1996	November 14, 2016	100,000,000,000	100,000,000,000	963,483,958
¥100,000,000,000	3450%	99.80%	March 24, 1997	March 24, 2017	100,000,000,000	100,000,000,000	963,483,958
¥25,000,000,000	2.87%	100.00%	May 18, 2006	May 18, 2036	25,000,000,000	25,000,000,000	240,870,989
¥50,000,000,000	3 month JPY libor+12bp	100.00%	April 24, 2008	April 24, 2018	50,000,000,000	50,000,000,000	481,741,979
¥30,000,000,000	3 month JPY libor+40bp	100.00%	July 8, 2009	July 8, 2019	30,000,000,000	30,000,000,000	289,045,187
¥30,000,000,000	3 month JPY libor+37bp	100.00%	September 18, 2009	September 18, 2019	30,000,000,000	30,000,000,000	289,045,187
585,000,000,000	5,636,381,154
Czech Koruna(7)
CZK2,490,000,000	4.36%	100.00%	October 3, 2007	October 3, 2017	2,490,000,000	2,490,000,000	100,589,804
CZK2,490,000,000	4.40%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	100,589,804
CZK2,490,000,000	4.41%	100.00%	October 3, 2007	October 3, 2019	2,490,000,000	2,490,000,000	100,589,804
7,470,000,000	301,769,411
TOTAL OUTSTANDING	(8)	67,032,417,260

(1)	U.S. dollar amounts have been converted into euro at $1.3503/€1.00, the exchange rate prevailing at September 30, 2011.

(2)	External debt denominated in currencies of countries that have adopted the euro have been converted into euro at the fixed rate at which those currencies were converted into euro upon their issuing countries becoming members of the European Monetary Union.
(3)	Swiss Franc amounts have been converted into euro at ChF1.217/€1.00, the exchange rate prevailing at September 30, 2011.
(4)	Pounds Sterling amounts have been converted into euro at £0.86665/€1.00, the exchange rate prevailing at September 30, 2011.
(5)	Norwegian Kroner amounts have been converted into euro at NOK7.7888/€1.00, the exchange rate prevailing at September 30, 2011.
(6)	Japanese Yen amounts have been converted into euro at ¥103.79/€1.00, the exchange rate prevailing at September 30, 2011.
(7)	Czech Koruna amounts have been converted into euro at CZK24.754/€1.00, the exchange rate prevailing at September 30, 2011.
(8)	The amount of external bonds shown above does not take into account the effect of currency swaps that Italy ordinarily enters into for hedging purposes. The following table summarizes the effects on the Treasury’s external bonds after giving effect to currency swaps.

	As of September 30, 2011
Currency	Before Swap	After Swap
US Dollars	34.8%	2.4%
Euro	47.7%	97.6%
Swiss Francs	3.7%	—
Pounds Sterling	4.2%	—
Norwegian Kroner	0.8%	—
Japanese Yen	8.4%	—
Czech Koruna	0.5%	—

Total External Bonds (€ in millions)	67,032	68,105

Source: Ministry of Economy and Finance.